
05009049

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4299

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/16/05



ITALIAN-THAI DEVELOPMENT
PUBLIC COMPANY LIMITED



Annual Report 2004

CONTENTS

CORPORATE INFORMATION

Company Name	ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
Type of Business	Contractor: Civil and Infrastructure Construction and Development
Head Office	2034/132-161 Italthai Tower, New Petchburi Road, BangKapi, HuayKwang, Bangkok 10320, Thailand
Registration No.	Bor. Mor. Jor. 340
Telephone	+66 (0) 2716-1600
Facimile	+66 (0) 2716-1488
Home Page	www.italian-thai.co.th
Email Address	cccs@italian-thai.co.th
Registered Capital	Baht 4,593,678,180 (Four Thousand Five Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Paid up Capital	Baht 4,193,678,180 (Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Ordinary Shares	Shares 4,193,678,180 (Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Par Value	Baht 1.00 (Baht One)
Register of Common Stock	Thailand Securities Depository Co., Ltd.
Address	62 The Stock Exchange of Thailand Building, Rachadapisek Road, Klongtoey, Bangkok 10110
Telephone	+66 (0) 2359-1200-1
Facimile	+66 (0) 2359-1262-3
Auditor	Mr. Ruth Chaowanagawi and/or Mrs. Nonglak Phumnoi, a certified auditor No.3247 and 4172
Address	Ernst & Young Office Limited, 33rd Floor, Lake Rajada Office Complex, 193/136-137 New Rachadapisek Road, Bangkok 10110
Telephone	+66 (0) 2264-0777
Facimile	+66 (0) 2264-0790
Legal Advisor	- None -
Financial Advisor	- None -
Management Advisor	- None -

SUMMARY OF FINANCIAL INFORMATION

Financial Statement of The Company Only

Description	Unit	2004	2003	2002
Total Assets	Million Baht	**30,322**	20,658	19,989
Capital	Million Baht	**3,739**	3,739	3,739
Shareholder's Fund	Million Baht	**11,506**	10,416	9,365
Sales	Million Baht	**20,201**	12,586	14,179
Net Profit after Tax	Million Baht	**1,218**	921	6,336
EPS	Baht	**0.33**	2.46	19.85
Book Value	Baht	**3.08**	27.86	25.05
Par Value	Baht	**1**	10	10
DPS	Baht	**0.07**	0.5	-
DPS x 100 / EPS	%	**24.11**	20.31	-

Financial Statements of Consolidated

as of 31st December	Unit	2004	2003	2002
Total Assets	Million Baht	**36,079**	25,350	24,131
Total Liabilities	Million Baht	**24,429**	14,843	14,710
Total Shareholder's Equity	Million Baht	**11,650**	10,507	9,421
Revenues from construction services	Million Baht	**30,454**	17,920	21,034
Total Revenues	Million Baht	**31,047**	18,330	21,430
Profit before taxes and other expenses	Million Baht	**2,151**	1,895	2,173
Net Profit	Million Baht	**1,218**	921	6,336

Financial Ratios and Results of Operation of the Company and its Subsidiaries for 3 years

	2004		2003		2002	
	Consolidated	**The Company only**	Consolidated	The Company only	Consolidated	The Company only
Current Ratio						
Current Ratio	**1.16**	**1.03**	1.47	1.49	1.59	1.52
Quick Ratio	**0.50**	**0.42**	0.63	0.66	0.82	0.75
A/R Turnover	**4.90**	**3.68**	2.95	2.53	3.76	2.72
Collection Period	**73.49**	**97.91**	122.23	142.20	95.63	132.33
Inventory Turnover	**16.81**	**30.41**	14.39	32.11	24.59	38.15
Return on Sales	**21.41**	**11.84**	25.02	11.21	14.64	9.44
A/P Turnover	**4.39**	**4.55**	3.27	3.49	3.67	3.26
Payment Period	**81.92**	**79.04**	110.21	103.06	98.06	110.32
Cash Cycle	**12.98**	**30.70**	37.04	50.35	12.20	31.44
Profitability Ratio						
Gross Profit (%)	**7.06**	**6.93**	10.57	6.13	10.33	8.50
Net Profit (%)	**3.92**	**6.03**	5.02	7.31	29.57	44.69
Return on Equity (%)	**10.99**	**11.11**	9.24	9.31	67.26	67.66
Efficiency Ratio						
Return on Assets (%)	**3.96**	**4.78**	3.72	4.53	27.04	30.71
Return on Fixed Assets (%)	**23.83**	**22.98**	21.90	22.26	97.48	108.25
Assets Turnover	**1.01**	**0.79**	0.74	0.62	0.91	0.69
Financial Ratio Analysis						
Debt to Equity	**2.10**	**1.64**	1.41	0.98	1.56	1.13
Interest Coverage	**12.51**	**2.98**	15.19	4.83	5.61	3.20
Dividend Payout Ratio	**24.11**	**24.11**	20.31	20.31	-	-
Data per Share and Growth Ratio of Business						
Growth Ratio						
Total Assets (%)	**42.32**	**46.74**	5.05	3.34	6.11	(6.03)
Total Liabilities (%)	**64.58**	**83.73**	0.90	(3.61)	(37.51)	(51.98)
Revenues from Construction Services (%)	**69.94**	**60.21**	(14.80)	(11.58)	17.27	6.14
Cost of Services (%)	**76.61**	**58.85**	(15.03)	(9.29)	14.84	2.13
Net Earning (%)	**32.25**	**32.25**	(85.47)	(85.47)	(350.65)	(350.65)
Data per Share						
Book Value	**3.12**	**3.08**	28.10	27.86	25.20	25.05
EPS	**0.33**	**0.33**	2.46	2.46	16.95	16.95
Dividend per Share	**0.07**	**0.07**	0.50	0.50	-	-

The Company has continued to grow following the consolidation of 2003, being award Bt 32,041 million in new contracts bring the total backlog of over Bt 44,185 million. Profit from operations for the year ended 31st December 2004 has risen by 32.25 % to Bt 1,218 million. Sales are expected to continue to rise in line with the Thai Government's aggressive infrastructure development programme, supported by increasing sales into international markets.

The Company has retained its position as the leading Thai civil and infrastructure construction contractor, and with the optimistic growth projected for both public and private sector construction project numbers and value over the coming years, is looking forward to improved profitability from Thai projects in the coming years.

During the year the Company took the strategic decision to establish a solid presence in India, with its rapidly expanding infrastructure construction sector, and to that end purchased the majority of the shares in Skanska Cementation India Limited, a construction company with similar expertise and capabilities to ITD, and during the first quarter of 2005 will rename that company ITD Cementation India Limited.

The keynote projects for the Company in 2004 are:

- in Thailand, the Suvarnabhumi (New Bangkok) International Airport which is scheduled for opening in 28 September 2005;
- in Bangladesh, the Rupsa Bridge, scheduled for completion in 18 April 2005;
- in Taiwan, the Nankang Interchange Station in downtown Taipei, scheduled for completion in 2009;
- in Laos, the Nan Theun II hydro-electric dam, scheduled for completion in 2009; and
- in India, the Kol Dam, scheduled for completion in 2008.

Other major projects commenced or continuing in 2004 include highway projects in India and the Philippines, mining operations in Thailand and Myanmar, Sepon Copper Project in Laos, BMA Flood Protection Tunnel Project in Bangkok, Baan Ua-Arthorn Housing Project in the vicinity of outer Bangkok , New Office Building for Bank of Thailand and 8 Flyover Bridges of Bangkok Metropolitan . Major projects committed to commence in 2005 and provide a significant work load for the next 2 to 3 years include Nakorn Ratchasima Stadium project in Thailand, Area A3 Development project in Leamchabang, Thailand and Condominium & Resort Hotel on the Palm Jumeirah in Dubai.

The Thai Government, as are other regional governments, have continued their planning for the implementation of major infrastructure projects to support the anticipated growth in national economic activity. Major Government and government body investment is scheduled for extensions of the Bangkok Elevated Train System and the Metropolitan Rapid Transit System, development of national highways, the continued upgrading of the national railway system, together with expansion of power generation facilities, rural water distribution for irrigation, oil and gas production in the Gulf of Thailand and construction of large quantities of low cost housing. Most of these are traditional construction activities of the Company and are being actively targeted to ensure the Company receives its share of these projects.

Private sector investment is also increasing significantly, especially in the areas of new housing, condominiums, commercial buildings and new factories.

Throughout 2004 the Company has continued development of its "in house" resources by investing in new plant and equipment and related production facilities. The Company has completed the development, installation and commissioning of a cement plant in Saraburi Province and completed the construction of a computer controlled pre-cast concrete building component factory in Pathumthani Province which is now providing components for the Baan Ua-Arthorn Housing Project. The Company is undertaking detailed studies of the potential sector growths and is assessing the additional resources that will be required. Preliminary planning and the identification of potential technological and financial partners to meet these future demands in a timely manner is being actively pursued to ensure not only that the resources are available when required, but are available at commercially competitive prices. Staff training in the latest business and project/construction management techniques and technologies, and the implementation of improved financial, accounting and cost control processes are also aimed at improving the Company's competitiveness and cost efficiency to maximise the Company's returns to staff, employees and shareholders.

Internationally, the Company continues to target the Asian region, extending in an arc from Taiwan, though the Philippines, Indonesia, Cambodia, Laos, Myanmar, Bangladesh, India, Maldives and into the Gulf States in the Middle East. The Company is presently exporting its expertise in highway and bridge construction to Bangladesh, Philippines, India, dam construction to India and Laos, mining operations and mine facilities to Laos, Myanmar, India and Indonesia. Ongoing and/or completed international operations in Taiwan, Philippines, Indonesia, Myanmar, Maldives and India have contributed approximately 11.11 % to the Company's revenues for 2004, and international operations are projected to contribute 12 % to revenues during 2005.

The enthusiasm, expertise, loyalty and dedication of all staff and employees in supporting the executive management team is very much appreciated by the shareholders and Directors of the Company and has contributed greatly to the success of the Company over the past year, and the Directors are convinced those same attributes will ensure the ongoing growth and profitability of the Company in the coming years.

ORGANIZATION CHART



MANAGER
(INTERNAL AUDITOR)
Mr. Withit Ouaysinprasert
EXECUTIVE VICE PRESIDENT
Mr. Kaiwan Pavarajarn
EXECUTIVE VICE PRESIDENT
Mr. Tawee Changpetch
VICE PRESIDENT (TECHNICAL & ESTIMATE)
Mr. Atipat Kaivalchatchavai
MANAGER (COMPUTER CIVIL DESIGN)
Mr. Prinya Supanugoolsamai
VICE PRESIDENT (ENGINEERING COST ANALYSIS)
Mr. Sompop Pinijchai
MANAGER PROJECT BUDGETING ANALYSIS & CONTROL
Mr. Nattachai Nontananant
VICE PRESIDENT (PROJECTS)
Mr. Taweesilp Pattanakitchamroon
VICE PRESIDENT (PERSONNEL & LEGAL)
Mr. Kasin Pongsuwan
VICE PRESIDENT (ENGINEERING PROCUREMENT & GENERAL PURCHASING)
Mr. Prasart Kosarussawadee
MANAGER (ADMINISTRATION)
Mr. Jakkaphan Udthayananond
VICE PRESIDENT (MARINE)
Mr. Anan Amarapala
MANAGER (STEEL FABRICATION BID & BUSINESS DEVELOPMENT)
Mr. Peter Bow
MANAGER (TECHNICAL & CONSTRUCTION)
Mr. Somsak Nualyai
MANAGER (TURNKEY DESIGN GROUP)
Mr. Nuttawood Sirinuntananon
VICE PRESIDENT (FINANCE)
Mr. Chatichai Chutima
VICE PRESIDENT (ITD GROUP OF COMPANIES & CONTRACT ADMINISTRATION)
Mrs. Pienghathai Pongsuwan
VICE PRESIDENT (ACCOUNTING)
Mrs. Mathanee Vanichapol
VICE PRESIDENT (SALARY)
Mrs. Orapin Thongsamutr
VICE PRESIDENT (L/C & IMPORT)
Mrs. Nararat Vallasiri
VICE PRESIDENT (COMPUTER)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (COST CONTROL & CORPORATE SERVICES)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (INSURANCE)
Mr. Thanu Suvarnin
MANAGER (TRAINING)
Mrs. Natalita Suansamnieng
MANAGER (SPARE PART PURCHASING)
Mr. Surasak Leelavorakul
SENIOR VICE PRESIDENT (PROJECTS)
Mr. Taweesak Suriyamongkhol
VICE PRESIDENT (PROJECTS)
Mr. Thanin Bumrungsap
Dr. Nattawuth Udayasen
VICE PRESIDENT (PROJECTS)
Mr. Turdtam Pongpatana
VICE PRESIDENT (EQUIPMENT CONTROL)
Mr. Somkiat Wattanalaowit
MANAGER (MAINTENANCE CENTER)
Mr. Damrong Ngamsangiam

History, Changes and Important Developments in Previous Year

The Company was founded on the 15th August 1958, having a registered capital of Baht 2,000,000 under the name "ITALIAN-THAI DEVELOPMENT CORPORATION LIMITED" (ITD). The founders, Dr. Chaijudh Karnasuta (a Thai) and Mr. Giorgio Berlingieri (an Italian) had the objective to establish a Thai construction company.

The Royal Seal of The Garuda was awarded to the Company by His Majesty the King on December 23rd,1985. The Royal Seal of the Garuda is the highest and most honourable achievement under the Royal Patronage of His Majesty the King.

The Company registered as a Public Company Limited on March 24th, 1994 and was listed on the Stock Exchange of Thailand on August 9th, 1994.

The Company has achieved an excellent performance with high quality work for private clients and government authorities. The Company's high standard of construction quality has been recognized by the Company being awarded ISO 9000, ISO 9001 and ISO 9002 certification for the following:

- Italian-Thai Industrial Complex at Wiharn Daeng District, Saraburi Province.
- Steel Fabrication Facilities at Samut Prakarn Province
- Steel Fabrication Facilities at Wiharn Daeng District, Saraburi Province.
- Bangkok Mass Transit System Project.
- Metropolitan Rapid Transit System Project.
- Laem Chabang Port Phase 2, Section 1 Project.
- SRT Track Doubling Project: Baan Phachi Junction to Map Kabao and Baan Phachi Junction to Lopburi Station Project.

During the period of 4th September 2001 to December 2002, the Company's operations were conducted under a Business Reorganization Plan and the Central Bankruptcy Court ordered the termination of the Business Rehabilitation Process of the Company on 16th December 2002.

2nd April 2004	The Annual General Meeting of Shareholders No.1/2004 resolved to increase the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180 and to approve the change of the par value of the ordinary shares from Baht 10 per share to Baht 1 per Share.
8th April 2004	The Company changed the par value of the ordinary shares from Baht 10 per share to Baht 1 per share.
9th April 2004	The Company increased the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180.
17th-19th January 2005	The Company offered, domestically and internationally, the 455,000,000 newly issued ordinary shares to the public.
24th January 2005	The Company registered the change of the paid-up capital from Baht 3,738,678,180 to Baht 4,138,678,180 after offering the 400,000,000 newly issued ordinary shares at the par value of Baht 9.80
10th February 2005	The Company registered the change of the paid-up capital from Baht 4,138,678,180 to Baht 4,193,678,180 after allocating the over-allotment of shares, numbering 55,000,000 shares to the person being allotted shares at the discretion of the Lead Underwriter.

Business of Company - Italian-thai Development Public Company Limited Only

At present, the business operations of ITD involve in 9 major categories:

1. Buildings
2. Industrial Plants
3. Pipelines and Utility Works
4. Highways, Railways, Bridges and Expressways
5. Airports, Ports and Marine Works
6. Dams, Tunnels and Power Plants
7. Mining
8. Steel Structures
9. Telecommunications

The domestic construction industry expanded continuously in the previous year due to the support from the Thai Government in construction of mega-projects and the increasing in investment of private sector. The properties sector, especially the residential projects, has enjoyed high growth. Although the negative factors, such as rising oil prices and steel bar shortages, that caused the Government to impose measures to relieve the situation, directly effected the construction cost and work schedule of the Company, the Company still completed its projects on time with the high quality. This year, the Company still focus on the Government's projects, both public utilities and communications projects, because these projects are more secure and have longer durations than those of the private sector.

For the projects outside Thailand, the Company is seeking more opportunities and is concentrating on mega-projects in East Asia, South-East Asia, South Asia and the Middle East because of high return and Company's rising reputation in these areas. Major projects currently being undertaken abroad are the Nankang Underground Station Project in Taiwan, Nam-Theun 2 Hydro-Electric Project in Lao PDR and Kol Dam Project in India. The Company is also tendering for public utility projects.

Airports

In the past 3 years, the Company, along with its ITO Joint Venture partners Takenaka Corporation and Obayashi Corporation, has undertaken the Passenger Terminal Complex comprising Passenger Terminal Building and Concourse Building for the Suvarnabhumi (New Bangkok) International Airport. These contracts are worth more than Bt 36,600 million and progressing as scheduled with the Passenger Terminal Building and the Concourse Building more than 86% and 75% respectively complete at year end. These contracts shall be completed within September 2005.

Also at Suvarnabhumi (New Bangkok) International Airport, the Airfield Pavement Contract with the value of Bt 7,400 million being undertaken by the IOT Joint Venture (having the same partners as the ITO Joint Venture) was awarded in 2004 has now progressed to more than 77% complete.

The ITO Joint Venture was awarded the construction of Underground Subway Station underneath the Main Terminal Building, along with the North Rail Tunnel section, valued at Bt 3,890 million, and it now 72% complete. The South Rail Tunnel section, valued at Bt 3,168 million, was awarded to IOT Joint Venture and is now 74% of complete.

Building

The projects which the Company completed this year included the 5 Note Treasury Management Buildings worth Bt 487 million, Metha Complex worth Bt 134 million and Centre Point Sukhumvit worth Bt 63 million. New projects include another Note Treasury Management Building at Nakorn Ratchasrima worth Bt 98 million, Q-House Lumpini worth Bt 1,414 million, Riverside Garden Marina worth Bt 959 million, Domus Apartment at Sukhumvit 16-18 worth Bt 451 million, New Office Building for Bank of Thailand worth Bt 1,523 million, Suvarnabhumi Airport Hotel worth Bt 2,004 million and the Nakorn Ratchasrima Stadium worth Bt 2,254 million. The Company has also constructed Baan Ua-Arthorn Projects for the Government. (The Baan Ua-Arthorn Project provides affordable housing for low income earners.) The Company completed the Baan Ua-Arthorn at Bang Chalong Sections 1 and 2, with the overall value of Bt 469 million. The Government, through the National Housing Authority, has a continuing plan to launch Baan Ua-Arthorn Projects in many areas to meet the demand for low cost housing. Therefore, in order to improve capability in producing pre-cast concrete for these projects, the Company has invested more than Bt 600 million in new factories and equipment to support the construction of Baan Ua-Arthorn Turn-Key Projects with the value of Bt 7,209 million from the present and for the next 3 to 4 years. The construction of these projects has progressed about 14% to year end.

Highways, Motorways, Railways and Bridges

The Phisanulok-Uttaradit Section of Route No. 11 and the Jaturatid Road, Section 1 were completed in 2004. Ongoing projects are the Jaturatid Road, Section 2, the Ramindra-Minburi Elevated Highway, the Tunnel across Kaset-Nawamin Intersection and 5 U-Turn Bridges on Bangna-Trad Road. Outside Thailand, the Four Laning and Strengthening of the Existing 2 Lane National Highway in India continued and the Restoration of Dalton Pass in Philippines was completed. In the Philippines the Company commenced the Southletay Road Project, with a contract price of Bt 590 million.

Taiwan High Speed Rail Project, Contract 295, by the joint venture between the Company and Evergreen Construction Corporation, was completed as scheduled in the mid of 2004. The New Nankang Underground Station Project, with the contract value of NTD 11,736 million (New Taiwan Dollars), again in joint venture with Evergreen Construction Corporation, has progressed to be 14% complete.

In Bangladesh, the Company, in a joint venture with Shimizu Corporation, has undertaken the construction of Major Bridge and Approach Road across the Rupsa River with the contract value of USD 77.4 million. The project is now progressing as scheduled with more than 88% of work complete at year end and it is expected to wholly complete within the first quarter of 2005.

The Company, again in a joint venture with Shimizu Corporation, has been undertaking the construction of the Connection Road and Border Control Facilities for the Second Mekong International Bridge with the contract value of ¥ 726 million. About 10% of work has been completed.

Most railway works undertaken during 2004 were track maintenance activities and the extension of train stations for the State Railway of Thailand ("SRT"). The overall contract was worth about Bt 277 million and is now over 70% complete. Recently awarded contracts include the Track Changing between Jira-Kradonkor Junction worth Bt 175 million and the Production and Procurement of Concrete Sleepers and its Equipment for 3 Routes worth Bt 377 million.

In 2005, the State Railway of Thailand shall launch many track doubling projects starting with the 78 km long Chacheongsao-Sri Racha-Laem Chabang Route which is worth more than Bt 5,000 million. Other routes will be launched in mid 2005. Working for the State Railway of Thailand is a main focus of the Company for 2005 because the Company's capabilities and experience provide an advantage over its competitors to generate a reasonable return from railway works.

Industrial Plants

Industrial plant construction expanded moderately. The Medical Device Manufacturer in Rayong and the Bottle Factory in Ayutthaya will be completed in early of 2005. Ongoing private sector projects are the construction of Coal Fired Power Plant (BLCP) worth Bt 448 million, 500 KV Transmission Line for Electricity Plant at Pluakdaeng worth Bt.139 million, the construction of Power Plant Concrete Chimney (BLCP) worth Bt 172 million and the construction of 2,500 tons per day Cement Plant at Saraburi worth Bt 276 million. For Government projects, the construction of a 150,000 m^3 per day Waste Water Treatment will be completed in February 2005 and the extension of Bangkhen Water Treatment Plant is due for completion in September 2005.

Mining

The Company continued its long term contract coal mining and overburden removal operations at Mae Moh Mine Phase 5 in Thailand (2000 to 2009) with contract value of Bt 11,025 million and Mawtaung Coal Mining in Myanmar (1998 to 2008) with contract value of Bt 1,217 million. These projects were respectively 42% and 82% complete at year end.

The Company completed the construction of mining support facilities for the Sepon Copper Project in Lao PDR, worth USD 16.2 million, on schedule before the year end.

Pipelines and Utility Works

The Company, with Nishimastu Construction Co., Ltd., working together as the IN Joint Venture has been undertaking the construction of BMA Flood Protection Tunnel Project with the contract value of Bt 1,938 million. The project was 22% complete at year end and is due for completion in July 2007.

Work on a dedicated aviation fuel pipeline to the Suvarnabhumi (New Bangkok) International Airport for Thai Petroleum Pipeline Co., Ltd. is being undertaken under a Bt 1,167 million contract by the ITD-NSC Joint Venture which comprises the Company and Nippon Steel Corporation. The project has a construction period of 17 months and must be completed within March 2005 so that it does not affect the schedule for completing the airport. At year end, the works were more than 80% complete.

Among other projects being undertaken, the installation of Trunk Main and Related Works for Bangkok Metropolitan Water Work Contract No. 703 worth Bt.178 million was completed and Contract No. 705 achieved 93% completion and is expected to complete in the first quarter of 2005. Construction of the Bt 436 million Collection System (Zone I) Project is 98% complete and is due to finish in March 2005.

Ports, Jetties, River Protection, Dredging and Reclamation, Marine Works

The Rehabilitation of Sihanoukville Port Project is being undertaken by the Company and Penta-Ocean Corporation.This work is more than 75% complete. The Projecr Owner plans to launch Phase 2 immediately after the completion of Phase 1.

The Protection of Shore Erosion for 16.2 km along the shore line of the Gulf of Thailand was 64% complete at year end under a Bt 366 million contract. This project used a special material for sand bags, which, if successful, will be used in other similar projects in the Gulf of Thailand. The ongoing Shore Erosion Protection Project at Langsuan, Chumporn, worth Bt 43.5 million, is 85% complete.

Dams and Hydro-Electric Power

The construction of Kol Dam 800MW Hydro Electric Power Project in India will start the main work in early 2005 after finishing clearing works, temporary road and other utility works. The contract value is 6,645 million Indian Rupee and is scheduled for completion within 2008. Construction commenced on the site preparation and utility works for the Nam Theun 2 Hydro Electric Project in Laos PDR, under a contract valued at Bt 8,030 million. These two mega-projects will contribute significantly to the Company's revenues for the next 3 to 4 years.

Mass Rapid Transit Systems

The construction of the Blue Line North Section of Metropolitan Rapid Transit Authority's underground mass transit system by ION Joint Venture (ITD, Obayashi Corporation and Nishimatsu Corporation) was substantially completed in 2003, with electrical testing only being carried out with the system concessionaire during 2004. The Blue Line has officially operated since August 12, 2004.

Extension of the MRTA Blue Line, which the Government is expediting, is expect to be bid during 2005. The Government intends implementing other mass transit routes: Red, Purple, Orange, Yellow, Pink and other lines continuously in order to relieve traffic congestion in Bangkok and Metropolitan area. Besides these Government projects, the extension of Bangkok Mass Transit System Project (BTS) is expected to be launched in the near future. The Company is confident of winning several of these contracts because of the its demonstrated experience and capabilities on the existing elevated and underground mass transit systems.

Steel Fabrication

The Company's structural steel fabrication facilities at Wihan Daeng, Saraburi province and Taiban, Samut Prakarn province provided important support to ITD's other projects including the structural steel for Main Terminal Building and Concourse Building of Suvarnabhumi (New Bangkok) International Airport which was 98% complete at year end. The production of both factories in 2004 was about 14,400 tons. The contract value is Bt 1,629 million. The work for incoming year is the 8 Flyover Bridges of Bangkok Metropolitan Authority about 8,136 tons. Recently, the Company was awarded the Flyover Bridge at Lumsali and the contract will be signed soon. The contract value of this project is Bt 1,700 million and comprises around 10,000 tons of steel structure.

Telecommunications

Repair and maintenance work for the Provincial 100,000 lines Expansion Project completed in 2003 continued. The contract value is Bt 678 million.

The Company will start laying 24 Optical Fiber Cable for the Provincial Electricity Authority (PEA) in February 2005. The contract value is Bt 370 million with the overall length of 1,680 km. in North-Eastern and Upper Southern areas of Thailand.

Outside Thailand

The construction industry in India is expected to grow substantially in the immediate and foreseeable future so the Company has implemented a strategic policy to expand its construction base in India. With this aim, the Company has taken over Skanska Cementation India Ltd. (SCIL) at a cost of Bt 735 million and will change that company's name to "ITD Cementation India Ltd.". SCIL is listed on Stock Exchanges in India, operates in the same construction sectors as the Company and has the capacity to expand is market penetration. The Company foresaw the potential for SCIL to generate income for the Company in the future.

Prior to taking over SCIL, ITD continued with the construction of National High NH-2 in joint venture with Som Datt Builders, and commenced its biggest project undertaking in India, the Kol Dam Project worth 6,600 million Indian Rupee.

In the Philippines, there was only one project being undertaken, the Southletay Road Project that is due for completion. The political and financial situation in Philippine has resulted in major delays to many project for which the bidding process has been postponed.

In Taiwan, the Company, in joint venture with Evergreen Construction Company Ltd. is constructing the Nankang Underground Station Project in downtown Taipei under a contract valued at NTD 11,736 million. The Company is presently studying the feasibility of many new projects in Taiwan.

In Bangladesh, the Company, in joint venture with Shimizu Corporation, has constructed the road and bridge across the Rupsa River. Work is almost complete, with final completion achieved in early February 2005. This contract is valued at USD 77.4 million.

In Cambodia, the Company has joint ventured with Penta-Ocean Corporation to undertake the rehabilitation of Sihanoukville Port Project. Phase I is expected to complete in the first quarter of 2005 and Phase 2 will be started shortly thereafter.

Long-term coal mining contracts in Myanmar are ongoing but the quantity is less than expected, so the Company is now looking for the new mining area to maintain production output.

In Lao PDR, the Company commenced the large scale project Nam Theun 2 Hydro-Electric Project and it is now progressing well. The mine facility works for the Sepon Copper Project Development were completed in December 2004 and the Connection Road for the Second Mekong International Bridge in Suvannakhet province is ongoing.

Within the Company's international focus area the Company is looking for more mega-project opportunities such as the Dakar Expressway Project, Bridge across Mumbai Gulf, Mass Transit System concession in Mumbai, Condominium and Hotel in Dubai, 300 km. Water Pipe Laying in Iran and utility projects being tendered in Vietnam. Success on these mega-projects will significantly increase the Company's international profile and recognition thought the region.

Major Shareholders

Name and Holding as at 2nd March 2005

Name	Holding	
	Number of shares	% of shares
1. Mr. Premchai Karnasuta and family	855,824,960	20.41
2. Mrs. Nijaporn Charanachitta and family	575,765,340	13.73
3. Thai NVDR Co., Ltd.	236,236,400	5.63
4. Morgan Stanley & Co International Limited	154,211,774	3.68
5. Mrs. Bhilaichit Reongpithya and family	104,465,200	2.49
6. State Street Bank and Trust Company	89,677,834	2.14
7. HSBC (Singapore) Nominees Pte Ltd.	64,674,100	2.02
8. Chase Nominees Limited 46	50,917,700	1.21
9. Fortis Global Custody Services N.V.	47,330,400	1.13
10. Chase Nominees Limited 1	43,831,000	1.05

Management

1) Management Structure

The executive structure of the Company is made up of three boards, namely the Board of Directors, the Audit Committee and the Board of Management.

1.1 Board of Directors

Authority and Responsibility

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company.:
   2.1 Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   2.2 Certain business matters as stipulated by the Stock Exchange of Thailand; and
   2.3 Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company as stipulated by the Stock Exchange of Thailand.

Members of the Board of Directors

1.	Dr. Chaijudh Karnasuta	Chairman*
2.	Pol.Lt. Chatrachai Bunya-ananta	Independent Director
3.	Mr. Premchai Karnasuta	Director
4.	Mrs. Nijaporn Charanachitta	Director
5.	Prof.Dr. Mingsarn Kaosa-ard	Independent Director
6.	Dr. Krisorn Jittorntrum	Independent Director
7.	Mr. Boonmee Pisanuwongse	Director
8.	Mr. Pathai Chakornbundit	Director
9.	Mr. Yuthachai Charanachitta	Director

Remark : * The chairman passed away on 29th November 2004

Entering into the connected transaction/ acquisition/ disposition of assets of the Company

In case the Company or its subsidiaries (the company in which a listed company directly or indirectly holds shares in an amount exceeding 50 percent of the paid-up capital of such a company) decide to enter into a transaction which is a connected transaction or a transaction concerning the acquisition or disposition of assets of the Company or its subsidiaries, as defined in the Notification of the Securities Exchange of Thailand, the Company shall follow such rules and procedures in accordance with such Notification. In addition, in case the Company have to be approved a decision to enter into the said transactions, a resolution of the Shareholders' Meeting must consist of at least three-fourths (3/4) of the total votes of shareholders attending the meeting and having voting right, excluding interested shareholders' equity.

1.2 Audit Committee

Authority and Responsibility

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report by the Audit Committee for publication in the Annual Report of the Company.
7. Act on other manners as directed by the Board of Directors.

Members of the Audit Committee

1.	Pol.Lt. Chatrachai Bunya-ananta	Audit Committee Chairman
2.	Prof.Dr. Mingsarn Kaosa-ard	Audit Committee Member
3.	Dr. Krisorn Jittorntrum	Audit Committee Member

1.3 Board of Management

Authority and Responsibility

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecast economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff of division head level and above.
5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Companyûs various operating segments and direct and control their management to ensure efficient, economical and well timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

Members of the Board of Management

1. Mr. Premchai Karnasuta	President
2. Mrs. Nijaporn Charanachitta	Senior Executive Vice President
3. Mr. Boonmee Pisanuwongse	Senior Executive Vice President
4. Mr. Pathai Chakornbundit	Senior Executive Vice President
5. Mr. Tawatchai Suthiprapha	Senior Executive Vice President
6. Mr. Wira Bunduwongse	Senior Executive Vice President
7. Mr. Somchai Thamrongwang	Senior Executive Vice President
8. Mr. Kaiwan Pavarajarn	Executive Vice President
9. Mr. Tawee Changpetch	Executive Vice President
10. Mr. Anan Amarapala	Vice President (Marine)
11. Mr. Turdtam Pongpatana	Vice President (Project)
12. Mr. Thanin Bumrungsap	Vice President (Project)
13. Dr. Nattawuth Udayasen	Vice President (Project)
14. Mr. Sompop Pinijchai	Vice President (Engineering Cost Analysis)
15. Mr. Chatichai Chutima	Vice President (Finance)
16. Mrs. Pienghathai Pongsuwan	Vice President (ITD Group of Company & Contract Administration)

2) Selection of Directors and Management

The incumbent Board of Directors performs the initial selection and evaluation of candidates for vacated or newly created positions on the Board of Directors and for all senior management positions within the Company. Candidates are selected on the basis of their qualifications, knowledge, experience and competency for the role they are to fulfill. The incumbent Board of Directors' preferred candidate for any vacant or new directorship shall be nominated to the shareholders at a Shareholders' Meeting for approval by a majority of the Shareholders attending the said meeting and eligible to vote. The Board of Directors shall appoint their preferred candidate for all senior management positions.

3) Remuneration of the Board of Directors, Audit Committee, Board of Management and Management Staff

- See details in item 4.9 of Corporate Governance hereunder.

4) Corporate Governance

The Code of Best Practice for the Directors of Listed Companies dated 23rd June 1999, published and distributed by the Stock Exchange of Thailand, states its objective is to serve as guideline of good practice for the board members of all listed companies such that the Board of Directors can demonstrate it maintains a high standard of management to enhance the confidence of shareholders, investors and all related parties.

The Board of Directors of Italian-Thai Development Public Company Limited agrees that such guidelines are important and useful. It has therefore held it as its compliance guideline for 2004. Following the recommended practice, the Board of Directors has established and supervises the operation of the Audit Committee. The direct burden on the Board members is thus eased, particularly with regard to the internal audit and inspection functions. The Audit Committee has worked in cooperation with the external auditors and internal auditors, as well as in auditing the balance sheets and related financial reports.

The Board of Directors is confident that its compliance with the Code of Best Practice will be beneficial for all shareholders and investors. It will continue to follow these guidelines for future years.

Corporate Governance Practice Report 2004

1. The Policy of Corporate Governance

In recognition of the importance of good corporate governance are essential factors in creating value-added and efficient of the organization which affect stakeholders confident. Pursuant to the meeting of the Board of Directors, it has approved and officially announced "ITD Corporate Governance Handbook" which collects philosophies, policies, and code of conduct about corporate governance of the Company. It is the guidelines and progress report for corporate governance practices which lead to evaluation and improvement procedures. This handbook disclosed in the Company intranet and website (http://www.italian-thai.co.th)

Furthermore, Pursuant to the meeting of the Board of Directors No. 9/12 on December 16, 2004 it has approved establishment of "Corporate Governance Action and Monitoring Plan" for promoting and developing good corporate governance practices in the organization.

2. Rights of the Shareholders and the Shareholders Meeting.

The Company has established "the Policy of the Rights and Equality of the Shareholders" which is the good practice to prevent the right of the shareholders and to ensure the equality of the shareholders. The said policy and measures have disclosed in the Company website.

The Company organized fair Shareholders Meetings which facilitated equitable rights among shareholders and arranged the various steps for the meetings under the law from calling for the meeting, dispatching documents, notifying of the meeting agenda, and the minute of the shareholders meeting.

The Company has determined to hold the Ordinary Meeting of Shareholders one time a year within 4 months after fiscal year ended. In 2004, the Company has held the Ordinary Meeting of Shareholders No. 1/2547 on 2 April 2004 at 9.30 am.

The Company started to prepare the meeting agendas and invitation notice with details of the agenda together with supporting documents since March 2004. The agenda are followed;

1) To consider and certify the Minutes of the Annual General Meeting of Shareholders No.1/2003.
2) To consider and acknowledge the 2003 operation result.
3) To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2003.
4) To consider and approve the allocation of partial profits as legal reserve.
5) To consider and approve the payment dividend for 2003 accounting period.
6) To consider and approve the appointment of new directors in place of directors retiring from office by rotation and determination of remuneration for the board of director and the audit committee.
7) To consider and approve the appointment of auditors and determination of the auditors' remuneration.
8) To consider and approve the change of the par value of shares.
9) To consider and approve an amendment to Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value of shares.
10) To consider and approve an amendment of Article 4, Article 8, Article 9, Article 46 of the Articles of Association of the Company.
11) To consider and approve the issuance and offer the convertible debentures of the Company.
12) To consider and approve an increase of the Company's registered capital.
13) To consider and approve an amendment of Clause 4. of the Memorandum of Association of the Company in line with the increase of the registered capital of the Company
14) To consider and approve the allocation of the newly issued ordinary shares of the Company.
15) To consider other businesses (if any)

All the meeting agendas, invitation notice, details of the agenda, and supporting documents were approved by the President and the Board of Directors in order to ensure that the shareholders had sufficient and complete information for decision in voting.

The Company had delivered the meeting invitation notice with details of the agenda together with supporting documents 7 days and announced 30 days on website in advance so that shareholders had reasonable time to thoroughly study such documents. Additionally, the shareholders could make enquiry about the meeting agenda before the meeting to Corporate Services Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@italian-thai.co.th.

In addition, the Company facilitated the shareholders to participate in the said meeting, using a venue at the Company's headquarters. Before meeting commencement, the meeting chairman advised the shareholders of the method of vote casting, and the right to make enquiry and express their opinions in each agenda. Such meeting proceeded smoothly with the presence of 365 shareholders and or their proxies holding 226,408,254 shares (representing 60.56% of total shares). All proposed agenda items were approved by the shareholders. The company was also properly made the record of all vote counting, questions, and comments from shareholder in the meeting to ensure transparency. The shareholders also had equal opportunity and reasonable time to make enquiry and to express their opinions.

The Company made the minute of the shareholders meeting with clarity and published on website as the option for shareholders unable to attend the actual meetings to know meeting approvals.

3. The Rights of the Stakeholders

The Board of Directors recognizes the rights of all stakeholders such as shareholders, employees, customers, partners, business competitors and general public. They have therefore provided the guideline for directors, executives and employees clearly in "The Policy of Stakeholders Treatment" as presented on "ITD Corporate Governance Handbook" and the Company's internet website.

- **Shareholders:** The Company has strived to achieve growth for the long term profits and allocate partial profits as a dividend. The Company has also disclosed complete, true, and timely information.
- **Employees:** The Company has realized the importance of staff which was the main mechanism to promote continuous growth. The Company rewarded them by paid a bonus and improved the environment of their workplace such as the providing of house and facilities for employees and their families at Bang Chalong. In addition, Employees has been encouraged to enter the training programs, both professional and general skills training such as "Executive Management Program" and "Developing Management Competencies Program" for the Managements, "English for Business" and "Practices of SAP Program for Back Office Working" for the support staffs, and "Technical, Safety, Occupational Health, and Working Environmental Knowledge" for skilled and unskilled laborers. In many years ago, the Company has conducted more than 1,500 training courses at a budget of more than Baht 10 million.
- **Customers:** The Company has provided good quality and a standard construction service with out any complains.
- **Partners and creditors:** The Company always tries to commit to agreements with all partners and creditors.
- **Business competitors:** The Company always competes in government and private sector procurement with honesty, knowledge, and transparency.
- **General public:** The Company offered free 35 heavy equipments and 270 workforces to help those affected by the tsunami in the southern Thai provinces from December 30, 2004 to January 7, 2005 (The Company expensed more than Baht 3 million for this mission). In addition, on January 25, 2005, the Company and subsidiary companies made the donation of Baht 1,500,000 to the National Housing Authority (NHA) to use in the building of houses for tsunami victims.

The Company has paid attention in the communication with all stakeholders in order to exchange information, opinions, and advices for sustainable profit sharing. The stakeholders who was treated unequally by the Company, Directors, Managements, and staffs is able to complain at the Corporate Services Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@italian-thai.co.th.

4. Leadership and Vision

4.1 The Board of Directors

The Board of Directors has participated in set up and approved visions, missions, targets, and strategies of the Company. The Board of Directors monitors the progress toward these objectives through the Company's internal control systems, internal audit processes and to ensure efficiency and management of business risks to ensure business success.

Authority and Responsibility

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company:
   - 2.1 Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   - 2.2 Certain business matters as stipulated by the Stock Exchange of Thailand; and
   - 2.3 Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company as stipulated by the Stock Exchange of Thailand.

In 2004, The Board of Directors has approved to start annual self assessment with the aim to enhancing the effectiveness of their professionalism.

In addition, the 3 Directors of the Company have passed the IOD training programs as follow;

A. Mr. Boonmee Pisanuwongse - Director Accreditation Program (DAP)

B. Mr. Pathai Chakornbundit - Director Accreditation Program (DAP)

C. Mr. Yutachai Charanachitta - Director Certification Program Class 34/2003
- Director's Registration System and Director Manual.

In 2005, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit will join "Director Certification Program (DCP)" and Mr. Yutachai Charanachitta will join "Financial Skill for Directors".

4.2 The Board of Management

The Board of Management has authority and responsibility as follows;

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecast economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff of division head level and above.
5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Company's various operating segments and direct and control their management to ensure efficient, economical and well timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

5. Conflict of Interest

The Company has established the policy to manage conflict of interest and implemented measures to prevent the internal abuse of confidential or privileged information. The said policy and measures have disclosed in the Company intranet and website.

5.1 List of possible conflicts of interest

The Board of Directors knows the rules and requirements relating to conflicts of interest between related business entities. Where such conflicts have arisen they are shown in the table Related Party Transactions and in all cases have been addressed in accordance with the Stock Exchange Regulations such that prices and conditions of procurement are the same as would apply in normal third party "arm's length" transactions. The Related Party Transactions table provides details of the parties concerned, contract value, reason/ necessity for relationship and is repeated in Form 56-1

5.2 Inside Information Control

The Company has implemented measures to prevent the internal abuse of confidential or privileged information by limiting its distribution to top executives and Company officers on a "need to know" basis until it is released publicly. Employees are also advised of the confidential nature of the information and the restrictions applying to its use, including a prohibition on the purchase or sale of Company securities on the basis of such confidential information. Staff who failed to practice according to these rules would be penalized under the companyûs rules and regulations. Furthermore, senior executives have the duty to report their holdings and each transaction of purchase, sale or transfer of their security holdings in the Company to the Securities Exchange Commission. Such requirement is considered an important measure to effectively help control the use of the inside information.

6. Code of Ethical Conduct

The Company has announced a code of ethical conduct for the Board of Directors, Managements and Staffs to perform their duties with honesty and integrity for the Company and every group of stakeholders. The said code of conduct has announced in the Company intranet and website.

Furthermore, The Company tried to promote a code of ethical conduct, and employees' rules and regulations among all new staff on orientation day. The management must be the model of good practice and also be responsible for proper care all staff and subordinates to make sure that they all observed and practiced same strictly.

7. Balance of Non-Executive Directors

The Board of Directors consisted of 9 members who were knowledgeable and with diverse experiences which were of benefit to the company, these were;

Executive Directors	4 Directors (44.4%)
Non-Executive Directors	2 Directors (22.2%)
Audit Committee	3 Directors (33.3%)

Each director has been able to express their opinions independently regarding the operation of the Company and its annual strategic plan, without intervention, for the benefit of all shareholders and other stakeholders. In addition, the structure of the Board consisted of 3 independent directors which accounted for 1 in 3 of the total number of directors on the board and they were appointed as the Audit Committee, thereby providing balance of power and proper verification of the operation.

The present independent directors are as followed;

1) Pol.Lt. Chatrachai Bunya-Ananta
2) Dr. Krisorn Jittorntrum
3) Prof.Dr. Mingsarn Kaosa-ard

The Company has defined "Independent Directors" in compliance with rules and regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand as follows;

1) Holding shares not more than 5 percent of voting shares of the Company, its affiliated company and associated company or shall be related person (including related person under Section 258 of the Securities and Exchange Act).
2) Not being a director, management, employee, staff or advisor who receives a regular salary of the Company, its affiliated company and associated company or shall be related person and must be resigned from the said positions for more than a year.
3) Has no direct or indirect benefit or interest in finance and management of the Company, and its affiliated company and associated company or shall be related person who lack of independence.
4) Not being close relative of any management or major shareholder of the Company, its affiliated company and associated company and not be appointed to oversee the benefit or interest of the director or major shareholder.

8. Separation of Function Positions

The Chairman is not members of the Board of Management and is not the same person as the President (managing director), however both are from the same group of major shareholders. The Board of Directors has three independent directors among its full complement of nine, providing the necessary checks and balances to the management of the Company.

The authorities of the Chairman and the President are clearly defined and separated, as follows;

The Chairman Taking the role as the leader of the Board of Directors and the Chairman the Directors' Meetings and Shareholders' Meetings.

The President Taking the role as the leader of the Board of Management and being authorized from The Board of Directors to direct and control the management staff for the Company's goals achievement.

On November 2004, Dr. Chaijudh Karnasuta, the Chairman of the Board of Directors of the Company, passed away. As a result, the position of the Chairman of the Board of Directors is now vacant. The Company will appoint the new one before Shareholders' Meetings on April 2005.

9. Remuneration of Directors and Management Staff

9.1 Remuneration of Directors

The Company has determined the Remuneration of Directors clearly and transparently based on comparable industry levels and for the efficiency required of supervising Directors. Directors assigned to be the Audit Committee receive additional remuneration for full discharge of their Audit Committee duties. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the shareholders.

9.2 Remuneration of the Board of Management

The remuneration of the Board of Management members follows the principles and policy determined by the Board of Directors and depends on the corporate and individual achievement.

9.3 Remuneration in the year 2004

1) Remuneration in Cash

A. Remuneration of Directors

Directors	Position	Remuneration amount (Baht / year)
1. Dr. Chaijudh Karnasuta*	Chairman the Board of Directors	0
2. Pol.Lt. Chartachai Bunya-Ananta	Independent Director	500,000
	Chairman of the Audit Committee	450,000
3. Mr. Premchai Karnasuta	Director	500,000
4. Mrs. Nijaporn Charanachitta	Director	500,000
5. Dr. Krisorn Jittorntrum	Independent Director	500,000
	Audit Committee	340,000
6. Prof.Dr. Mingsarn Kaosa-ard	Independent Director	500,000
	Audit Committee	340,000
7. Mr. Boonmee Pisanuwongse	Director	500,000
8. Mr. Pathai Chakornbundit	Director	500,000
9. Mr. Yutachai Charanachitta	Director	500,000
Total		5,130,000

Remark: * Dr. Chaijudh Karnasuta could not attend the meeting in 2004 because of chronic illness and passed away on November 29, 2004.

B. Remuneration of the Board of Management

The sixteen members of the Board of Management received, in total, remuneration amounting to Baht 59,000,000 for the full discharge of their respective duties.

The Company contributed an amount equal to two percent (2%) of the salary of those members of the Board of Management and management staff of the Company who are members of the Registered Provident Fund.

2) Other Remuneration of Directors

- None -

10. The Directors Meetings

The Board of Directors schedules regular meetings every three months. The meeting agendas clearly state the matters for acknowledgement or approval. The Company serves the meeting notices including the agenda and attached documents on each Director at least 7 days in advance of the meeting so that they have enough time to review and study them. Normally, each meeting takes about 2 to 3 hours. The chairman allotted adequate and appropriate time for discussion in all agenda prioritized in terms of significance.

The minutes of Meeting are prepared in writing and filed after inspection by the executives and Directors. All such documents are duly signed by the Directors and they are available for review by any interested persons.

In 2004, 5 Board of Directors' Meetings were held. Attendance by each and all of the members of the Board was as followed.

Name	Number of attendance/total number of meeting (times)
1. Dr. Chaijudh Karnasuta	0/5
2. Pol.Lt. Chartachai Bunya-Ananta	5/5
3. Mr. Premchai Karnasuta	5/5
4. Mrs. Nijaporn Charanachitta	5/5
5. Dr. Krisorn Jittorntrum	5/5
6. Prof.Dr. Mingsarn Kaosa-ard	4/5
7. Mr. Boonmee Pisanuwongse	5/5
8. Mr. Pathai Chakornbundit	5/5
9. Mr. Yutachai Charanachitta	5/5

Remark: * Dr. Chaijudh Karnasuta could not attend the meeting in 2004 because of chronic illness and passed away on November 29, 2004.

11. Subcommittee

The Board of Directors appointed The Audit Committee as the subcommittee to assist with the corporate governance of the Company.

The Present members of the Audit Committee are as followed;

1) Pol.Lt. Chatrachai Bunya-Ananta	Chairman (Independent Director)
2) Prof.Dr. Mingsarn Kaosa-ard	Director (Independent Director)
3) Dr. Krisorn Jittorntrum	Director (Independent Director)
And Manager of Internal Audit	Secretary of the Audit Committee

The Audit Committee has the authority to decide upon and oversee the operations for the following assignments:

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report for publication in the Annual Report of the Company.
7. Act on other matters as directed by the Board of Directors.

The Audit Committee held 5 meetings during the year 2004. Agendas were sent to the Committee members to study at least 7 days in advance and all members of the Committee attended the meetings, all of which required 2-3 hours. Conclusions regarding the performance of the Audit Committee are in the Report of the Audit Committee as referred to in the Annual Report of the Company.

The Company does not yet have the Remuneration Committee and the Nominating Committee, but the Board of Directors has set up the transparency procedure to determine appropriate levels of remuneration by comparisons with other companies of similar size in the same industries, and partly by the performance of the Company. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the shareholders.

The Company has also set up the transparency procedure to select the director although it does not have Nominating Committee.

In case of any vacancy occurs in the Board of Directors by rotation, the Board of Directors and/or the shareholder will select the appropriate candidates, who are then appointed by a meeting of shareholders, in the following manner;

(1) Each shareholder has as many votes as he/she owns shares.

(2) When electing directors, they may be elected one at a time or in group. With each election, however, the principle of article (1) above must be followed. No voter may divide his/her votes among several candidates or allot to one candidate fewer votes than what he/she has.

(3) The candidates whom receiving the highest votes shall be appointed to be directors respectively until the number of directors of the Company, or the number of directors to be elected at such election is reached. If two or more candidates receive an equal number of votes, then the Chairman of the meeting shall cast his tie-breaking vote to decide the matter.

At the Annual General Meeting of the Shareholders, one third of the directors shall retire. If their number is not evenly divisible by three, then the number to be replaced must be the number closest to one third. Those who have served longest in their present positions as directors are the first to be replaced. However, any retired directors might be selected to be the candidates for the next term.

In case of any vacancy occurs in the Board of Directors other than by rotation, the Board of Directors Shall elects a person who has the qualifications and who is not disqualified under the law to be the director as replacement at the following meeting of the Board of Directors unless the remaining term is less than 2 months. New directors shall be shall be supported by a vote of not less than 3/4 of remaining directors and be in office for the remaining term of the directors whom they replace.

12. Internal Control and Internal Audit Systems

The Company has implemented efficient internal control system which comprises the five following components:

1) Control Environment

The Company has a set priority to maintain a good environment as important factors in its internal control as follows;

- Determine clear policies, goals, operational direction and performance evaluation of the Company.
- Issuance of the Code of Ethical Conduct as guiding principles for directors, management, and employees in discharging their duties.
- Establish an organization structure and administration with appropriate roles and functions.
- Setting clear Job Description and Work Manual to help the performance of all departments to be in line and full compliance.
- Establish the Audit Committee to oversee the good corporate governance practices and act on the matters as directed by the Board of Directors.
- Establish the Internal Audit Division to audit the operations of all business and supporting units to ensure an adequacy and efficiency of the internal control systems.

2) Risk Management

The Company has assessed both inside and outside risks with the aim to provide appropriate and effective risk management to prevent or reduce risk impacts.

3) Control Activities

The Company has established the policies, plans, and budgets together with guidelines and the relating regulations with clear accountability and authorization to ensure that the managements and staffs carry out their duties correctly and in compliance with the Company's risk responses.

4) Information and Communications

- The company has set the efficient computerized Information and Communications system especially via email to ensure right, adequate, and timely flow of information to support the decision making, so that the managements and staffs can readily achieve work objectives with efficient.
- For external communications, the Company has established The Corporate Service Department, taking the role of Investor Relations, to communicate with shareholders and investors and to ensure that the shareholders and investors can access the disclosed information covering the Company's financial report or the information which reflects the share price of the Company.

5) Monitoring

The Internal Audit Division is responsible for internal auditing and reports directly to the Audit committee and the Management. If they find any risks which may significantly affect the Company, they will report to the Management for providing measures to control its effects.

The Internal Audit Division has conducted audits on the operation and internal control of the work units and found certain non-conformances to be rectified. They have reported the same to the management and the Audit Committee. Consequently, such non-conformances have duly been rectified.

The Board of Directors of the Company and the Audit Committee have the opinion that the Company's internal control system is appropriate and adequate. They have not found any defects in the internal control system which may significantly affect the Company.

13. Board of Directors' Report

The Board of Directors is responsible for the financial statements and related information contained in the Annual Report of the Company and its Subsidiaries. The said financial statements are prepared in accordance with the general accounting standards applicable in Thailand, using proper accounting policies, normal practices, careful judgment and good estimating to provide reliable and sufficient information in the notes accompanying the financial statements.

Effective internal controls are maintained by the Board of Directors to reasonably ensure the accounting information presented is accurate, complete and sufficient for maintaining the Company's assets and identifying weakness to prevent corruption or unusual or inappropriate activity. For this purpose the Board of Directors has appointed an Audit Committee, consisting of independent directors without operational management responsibilities, that is responsible for the quality of the financial report and the internal control systems. The Audit Committee's Report is included within the Company's Annual Report.

The Board of Directors confirms that the Company's internal control systems have performed satisfactorily and are confident of the credibility of the financial statements of the Company and its Subsidiaries as at December 31, 2004.

14. Investor Relations

The Board of Directors has been highly concerned to disclose sufficient, complete, reliable and timely information covering the Company's financial, important and general information which reflects the asset value and performance of the Company. The Corporate Services Department has provided information and activity news directly to investors, shareholders, market analysts, the media and relevant authorities as well as through the Company's web site at www.italian-thai.co.th. The company also has formed "Investor Relation and Information Disclose Handbook" to ensure that The Corporate Services Department are able to handle communication with shareholders and facilitate investors and securities analysts on a fair and equitable basis and comply with the laws, rules and regulations of the Securities Exchange Commission and the Stock Exchange of Thailand.

Interested parties requiring specific information can contact Corporate Services representatives on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@italian-thai.co.th.

In addition, during the 2004, the Company has organized 4 evaluation sessions at the Company's headquarters on its performance for the securities analysts. The company organized 4 Quarterly briefings at the company's headquarters on its performance for the securities analysts, 4 sessions of Analyst Meetings, and arrangements of the Company visit 20 times for investors and analysts to visit the senior executives and the business of the Company. Also, it has participated in the one-time program of "Thailand Focus 2004" held by the Securities Exchange of Thailand, in which certain investors, securities analysts and interested persons had the opportunity to enquire and obtain details of the Company's activities.

The significant information disclosing on the Company's website are as followed.

- The Summary of Financial Information, Yearly and Quarterly Financial Statement
- Company News
- Annual Report
- Frequent questions and answers (if any)

5) Human Resources

5.1 Total Number of Employees at 31st December 2004

= 22,977

5.2 Number of Employees by Major Category:

5.2.1 Categorized by job classification:

-	Engineers	=	1,102
-	Accountants	=	248
-	Administrators	=	302
-	General Employees	=	21,325
	Total	=	22,977

5.2.2 Categorized by the Company's business categories (9 categories):

1.	Buildings	=	5,425
2.	Industrial Plants	=	1,836
3.	Pipelines and Utility Works	=	1,660
4.	Highways, Expressways, Railways and Bridges	=	1,574
5.	Airports, Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works	=	8,045
6.	Dams and Tunnels	=	1,366
7.	Mining	=	1,310
8.	Steel Structures	=	813
9.	Telecommunications	=	398
10.	Head Office	=	550
	Total	=	22,977

5.3 Employee Numbers in Previous Years:

- Total number of employees at 31st December 2002 = 17,141
- Total number of employees at 31st December 2003 = 17,653
- Total number of employees at 31st December 2004 = 22,977

5.4 The Major Labor Disputes during the Past Three Years

- None

5.5 Employee Skill Development Policy

Employee's skills of all levels are very important to the Company's performance, ranging from the executives, supervisors, officers, skilled and general workers, particularly the development of knowledge and skills as important and essential to the performances. The courses for the executive personnel have been organized to collect the useful contents for management, i.e. Executive Management Program, Developing Management Competencies Program. We also provide training on new technological skills, for instance, Back Office via SAP program to the support staff. We provide training on work safety, health and environment, The employees are encouraged to undergo training and gain experience outside the Company, both in Thailand and abroad in order to apply the acquired knowledge to maximize benefits of Company.

In addition to the Training Division's provided training and skill development in the Head Office, the offsite trainings are also provided at the large project work site e.g. Steel Fabrication Shop, Samutprakarn Province, Precast Concrete Plant, Phathumthanee Province, Industrial Centre at Wihan Daeng District, Saraburi Province. Especially, the latter centre has been developed to be training centre for industrial skills and theory. It is recognized by Ministry of Labor and Social Welfare as the certified Skill Test Centre.

In many years ago, the Company conducted more than 1,500 training courses at a budget of more than 10 million Baht.

1. **Dr. Chaijudh Karnasuta**
   Chairman
   - Italian-Thai Development Pcl. & Italthai Group

2. **Pol.Lt. Chatrachai Bunya-anata**
   Independent Director
   - Italian-Thai Development Pcl.
   - Italian-Thai Land Co., Ltd.
   - Chairman, Board of Gevernors Bangkok Pattana School Foundation
   - Hon Advisor, Dusit Thani College
   - Italian-Thai International Co., Ltd.
   - Royal Orchid Sheraton Hotel
   - Boardmember, General Prem Tinsulanonda Foundation
   - Boardmember, Dusit Thani Group
   - Audit Committee Member, MBK Property and Development Company Limited

3. **Mr. Premchai Karnasuta**
   President
   - Italian-Thai Development Pcl.

   Director
   - Italian-Thai Development Pcl.
   - TT&T Pcl.
   - Chantaburi Country Club Co., Ltd.
   - Lao Soft Drink Co., Ltd.
   - Chaipinyo Co., Ltd.
   - Siam Concrete Bridge & Products Co., Ltd.
   - Thai Maruken Co., Ltd.
   - Khunka Palangthai Co., Ltd.
   - Mcquay (Thailand) Co., Ltd.
   - Palangthai Kaona Co., Ltd.
   - Toyo-Thai Corporation Co., Ltd.
   - Thai Nippon Steel Engineerig & Construction Corp. Co., Ltd.
   - Siam Sight Seeing Co., Ltd.
   - Amari Coastal Bay Development Co., Ltd.
   - Amri Nipa Lodge Co., Ltd.
   - Italthai Holding Co., Ltd.
   - Italthai Marine Co., Ltd.
   - Italian-Thai Land Co., Ltd.
   - Italthai Trevi Co., Ltd.
   - MCRP Construction Co., Ltd.
   - Nhapralarn Crushing Plant Co., Ltd.
   - Asian Steel Corporation Co., Ltd.
   - MCRP Holding Corporation Ltd.
   - Italiant-Thai Gypsum Co., Ltd.
   - Italian-thai Scanska Lyndby Joint Venture
   - Pladaeng Co., Ltd.
   - ION Joint Venture
   - Petchburi Entertainment Co., Ltd.
   - TLP Co-generation Co., Ltd.
   - Bangkok Mass Transit System Pcl.
   - Siam Fiber Obtics Co., Ltd.
   - Metropolitant Water & Services Co., Ltd.
   - Charoong Thai Wire & Cable Public Co., Ltd.
   - Siam Machinery and Equipment Co., Ltd.
   - Chantaburi Farm Co., Ltd.
   - PT Thailindo Bara Pratama Co., Ltd.
   - Asian steel Products Co., Ltd.
   - Bangkok Steel Wire Co., Ltd.
   - Khunka Faifathai Co., Ltd.
   - Palit Palangngan Co., Ltd.
   - Praram 9 Square Hotel Co., Ltd.
   - C.P.K. International Co., Ltd.
   - Southern Industries (1996) Co., Ltd.
   - Siam Pacific Holding Co., Ltd.
   - Amari Hotel & Resort Co., Ltd.
   - Amari Orchid Lodge Co., Ltd.
   - Italthai Industrial Co., Ltd.
   - Italthai Engineering Co., Ltd.
   - Italian-Thai International Co., Ltd.
   - Italthai Real Estate Co., Ltd.
   - Imperial Technology Management Services Co., Ltd.
   - E.G.V. Co., Ltd.
   - Thai Rent All Co., Ltd.
   - ITAC Joint Venture
   - Myanmar ITD Co., Ltd.
   - ATO Asia Turn-out Co., Ltd.
   - Italian-thai Montcocal TP Joint Venture
   - Ando & Italian-Thai Joint Venture
   - Thai Ando Italian-Thai Joint Venture
   - Siam Lodge Co., Ltd.
   - Praram 9 Square Co., Ltd.
   - ITD-NSC Joint Venture
   - Bhaka Bhumi Development Co., Ltd.

4. **Mrs. Nijaporn Charanachitta**

Chairman

- Amari Hotel & Resort Co., Ltd.
- Thai Barge Container Services Co., Ltd.
- Sankyu - Thai Co., Ltd.

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- Pladaeng Co., Ltd.
- Bangkok Mass Transit System Pcl.
- CPK International Co., Ltd.
- Siam Concrete Bridge & Product Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Napralan Crushing Plant Co., Ltd.
- Siam Machinery & Equipment Co., Ltd.
- Italian-thai Land Co., Ltd.
- Italthai Trevi Co., Ltd.
- Italthai Marine Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Chantaburi Farm Country Club Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Palangthai Kaona Co., Ltd.
- Praram 9 Square Co., Ltd.
- Chantaburi Farm Co., Ltd.
- Italian-Thai Cogifer TF Joint Venture
- Italian-Thai Montcocol TP Joint Venture
- Turnkey Construction Development Co., Ltd.
- The Oriental Hotel (Thailand) Pcl.
- Lao Soft Drink Co., Ltd.
- TT&T Pcl.
- Thai Maruken Co., Ltd.
- Thai Rent All Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai International Co., Ltd.
- Bangkok Steel Wire Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Italthai Holding Co., Ltd.
- Italthai Real Estate Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Kunka Faifathai Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Palit Palanguan Co., Ltd.
- Siam Sightseeing Co., Ltd.
- Chao Phraya Development Corporation
- Myanmar ITD Co., Ltd.
- ITAC Joint Venture
- Charoong Thai Wire & Cable Public Co., Ltd.

5. **Prof. Dr. Mingsarn Kaosa-ard**

Independent Director

- Italian-Thai Development Pcl.
- Associate Professor, Faculty of Economics, Chiang Mai University
- Senior Advisor on Environment and Social Issues, Thailand Development Researh Institute

6. **Dr. Krison Jittorntrum**

Independent Director

- Italian-Thai Development Pcl.
- Associate Professor, Faculty of Science, Chiangmai University, 1983 - present
- Director of Computer Service Center, Chiangmai Unicersity, 1987 - present

7. **Mr. Boonmee Pisanuwongse**

Director

- Italian-Thai Development Pcl.
- I.C.C.T. Joint Venture
- IN Joint Venture
- NCR, ITD, CNT & AS Joint Venture
- Thai Maruken Co., Ltd.
- IDS Joint Venture
- ITD-NCC Joint Venture
- Bhaka Bhumi Development Co., Ltd.

8. **Mr. Pathai Chakornbundit**

Director

- Italian-Thai Development Pcl.
- Thai Maruken Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- IOT Joint Venture
- Palit Palanguan Co., Ltd.
- Khunka Palanguan Thai Co., Ltd.
- ITAC Joint Venture
- ITD-NSC Joint Venture
- Charoong Thai Wire & Cable Public Co., Ltd.
- Myanmar ITD Co., Ltd.
- Pladaeng Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Khunka Faifa Thai Co., Ltd.
- Palang Thai Kaona Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Thai Ando & Italian-Thai Joint Venture
- Thai Nippon Steel Co., Ltd.

9. **Mr. Yuthachai Charanachitta**

Director

- Italian-Thai Development Pcl.
- Italthai Industrial Co., Ltd.
- Amari Orchid Lodge (Pattaya) Co., Ltd.
- Chao Phraya Development Corporation Co., Ltd.
- Sakdi Sin Prasit Co., Ltd.
- The Oriental Hotel (Thailand) Pcl.
- Italthai Engineering Co., Ltd.
- Muanjai Co., Ltd.
- Baan Krating Co., Ltd.
- Riverside Auction House Co., Ltd.

1. **Mr. Premchai Karnasuta**
   President
   - Italian-Thai Development Pcl.

   Director
   - Italian-Thai Development Pcl.
   - TT&T Pcl.
   - Chantaburi Country Club Co., Ltd.
   - Lao Soft Drink Co., Ltd.
   - Chaipinyo Co., Ltd.
   - Siam Concrete Bridge & Products Co., Ltd.
   - Thai Maruken Co., Ltd.
   - Palit Palangngan Co., Ltd.
   - Praram 9 Square Hotel Co., Ltd.
   - C.P.K. International Co., Ltd.
   - Southern Industries (1996) Co., Ltd.
   - Siam Pacific Holding Co., Ltd.
   - Amari Hotel & Resort Co., Ltd.
   - Amari Orchid Lodge Co., Ltd.
   - Italthai Industrial Co., Ltd.
   - Italthai Engineering Co., Ltd.
   - Italian-Thai International Co., Ltd.
   - Italthai Real Estate Co., Ltd.
   - Imperial Technology Management Services Co., Ltd.
   - E.G.V. Co., Ltd.
   - Thai Rent All Co., Ltd.
   - ITAC Joint Venture
   - Myanmar ITD Co., Ltd.
   - ATO Asia Turn-out Co., Ltd.
   - Ando & Italian-Thai Joint Venture
   - Thai Ando Italian-Thai Joint Venture
   - Siam Lodge Co., Ltd.
   - Praram 9 Square Co., Ltd.
   - ITD-NSC Joint Venture
   - Pladaeng Co., Ltd.
   - Metropolitant Water & Services Co., Ltd.
   - Italthai Marine Co., Ltd.
   - Charoong Thai Wire & Cable Public Co., Ltd.
   - Siam Machinery and Equipment Co., Ltd.
   - Chantaburi Farm Co., Ltd.
   - PT Thailindo Bara Pratama Co., Ltd.
   - Asian steel Products Co., Ltd.
   - Bangkok Steel Wire Co., Ltd.
   - Khunka Palangthai Co., Ltd.
   - Mcquay (Thailand) Co., Ltd.
   - Palangthai Kaona Co., Ltd.
   - Toyo-Thai Corporation Co., Ltd.
   - Thai Nippon Steel Engineerig & Construction Corp. Co., Ltd.
   - Siam Sight Seeing Co., Ltd.
   - Amari Coastal Bay Development Co., Ltd.
   - Amri Nipa Lodge Co., Ltd.
   - Italthai Holding Co., Ltd.
   - Italthai Marine Co., Ltd.
   - Italian-Thai Land Co., Ltd.
   - Italthai Trevi Co., Ltd.
   - MCRP Construction Co., Ltd.
   - Nhapralam Crushing Plant Co., Ltd.
   - Asian Steel Corporation Co., Ltd.
   - MCRP Holding Corporation Ltd.
   - Italiant-Thai Gypsum Co., Ltd.
   - Italian-thai Scanska Lyndby Joint Venture
   - ION Joint Venture
   - Petchburi Entertainment Co., Ltd.
   - TLP Co-generation Co., Ltd.
   - Bangkok Mass Transit System Pcl.
   - Siam Fiber Obtics Co., Ltd.
   - Bhaka Bhumi Development Co., Ltd.
   - Thai Pride Cement Co., Ltd.

2. Mrs. Nijaporn Charanachitta

Chairman

- Amari Hotel & Resort Co., Ltd.
- Thai Barge Container Services Co., Ltd.
- Sankyu - Thai Co., Ltd.

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- Pladaeng Co., Ltd.
- Bangkok Mass Transit System Pcl.
- CPK International Co., Ltd.
- Siam Concrete Bridge & Product Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Napralan Crushing Plant Co., Ltd.
- Siam Machinery & Equipment Co., Ltd.
- Italian-thai Land Co., Ltd.
- Italthai Trevi Co., Ltd.
- Italthai Marine Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Chantaburi Farm Country Club Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Palit Palanguan Co., Ltd.
- Siam Sightseeing Co., Ltd.
- Chao Phraya Development Corporation
- Myanmar ITD Co., Ltd.
- Turnkey Construction Development Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Italthai Marine Co., Ltd.
- The Oriental Hotel(Thailand) Pcl.
- Lao Soft Drink Co., Ltd.
- TT&T Pcl.
- Thai Maruken Co., Ltd.
- Thai Rent All Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai International Co., Ltd.
- Bangkok Steel Wire Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Italthai Holding Co., Ltd.
- Italthai Real Estate Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Palangthai Kaona Co., Ltd.
- Praram 9 Square Co., Ltd.
- Chantaburi Farm Co., Ltd.
- ITD-VIS Joint Venture
- ITAC Joint Venture
- Charoong Thai Wire & Cable Public Co., Ltd.
- Thai Pride Cement Co., Ltd.

3. Mr. Boonmee Pisanuwongse

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Thai Maruken Co., Ltd.
- IDS Joint Venture
- ITD-NCC Joint Venture
- Bhaka Bhumi Development Co., Ltd.
- I.C.C.T. Joint Venture
- IN Joint Venture
- NCR, ITD, CNT & AS Joint Venture
- Thai Pride Cement Co., Ltd.

4. **Mr. Pathai Chakornbundit**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Myanmar ITD Co., Ltd.
- Pladaeng Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Khunka Palanguan Thai Co., Ltd.
- ITAC Joint Venture
- Bhaka Bhumi Development Co., Ltd.
- Charoong Thai Wire & Cable Public Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Italthai Marine Co., Ltd.
- Thai Maruken Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- IOT Joint Venture
- Palit Palanguan Co., Ltd.
- Palang Thai Kaona Co., Ltd.
- ITD-NSC Joint Venture
- Thai Ando & Italian-Thai Joint Venture
- Thai Nippon Steel Co., Ltd.
- Thai Pride Cement Co., Ltd.

5. **Mr. Tawatchai Suthiprapha**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Siam Steel Tower
- Sumitomo Italian-Thai Joint Venture
- ITO Joint Venture
- ATO Asia Turn-Out Co., Ltd.
- ION Joint Venture
- ITD-VIS Joint Venture

6. **Mr. Wira Bunduwongse**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- PT Thailindo Bara Pratama Co., Ltd.

7. **Mr. Somchai Thamrongwang**

Senior Executive Vice President

- Italian-Thai Development Pcl.

8. **Mr. Kaiwan Pavarajarn**

Executive Vice President

- Italian-Thai Development Pcl.

9. **Mr. Tawee Changpetch**

Executive Vice President

- Italian-Thai Development Pcl.

10. Mr. Anan Amarapala
Vice President (Marine)
- Italian-Thai Development Pcl.

11. Mr. Turdtam Pongpatana
Vice President (Project)
- Italian-Thai Development Pcl.

12. Mr. Thanin Bumrungsap
Vice President (Project)
- Italian-Thai Development Pcl.

13. Dr. Nattawuth Udayasen
Vice President (Project)
- Italian-Thai Development Pcl.

14. Mr. Sompop Pinijchai
Vice President (Engineering Cost Analysis)
- Italian-Thai Development Pcl.

Director
- Italthai Marine Co., Ltd.

15. Mr. Chatichai Chutima
Vice President (Finance)
- Italian-Thai Development Pcl.

Director
- ITD SPV Co., Ltd.
- Siam Pacific Electric Wire and Cable Co., Ltd.

16. Mrs. Pienghathai Pongsuwan
Vice President (ITD Group of Company and Contract Administration)
- Italian-Thai Development Pcl.

NUMBER OF SHARES HELD BY ITD DIRECTORS AND DIRECTORS REMUNERATION

As 31st December 2004

Name	Position	Share Amount As at 31st December 2004	Change during the year	Remuneration Baht
1. Dr. Chaijudh Karnasuta	Director	12,441,500	- 0 -	- 0 -
2. Pol.Lt. Chartachai Bunya-Ananta	Independent Director	10,000	- 0 -	500,000
	Audit Committee Chairman			450,000
3. Mr. Premchai Karnasuta	Director	815,056,170	(14,036,340)	500,000
4. Mrs. Nijaporn Charanachitta	Director	460,165,340	(6,880,000)	500,000
5. Prof.Dr. Mingsarn Kaosa-ard	Independent Director	11,000	- 0 -	500,000
	Audit Committee Member			340,000
6. Dr. Krisorn Jittorntrum	Independent Director	- 0 -	- 0 -	500,000
	Audit Committee Member			340,000
7. Mr. Boonmee Pisanuwongse	Director	- 0 -	- 0 -	500,000
8. Mr. Pathai Chakornbundit	Director	60,000	- 0 -	500,000
9. Mr. Yuthachai Charanachitta	Director	30,900,000	(3,000,000)	500,000

REPORT OF THE AUDIT COMMITTEE FOR THE YEAR 2004

The Audit Committee of Italian-Thai Development Public Company Limited was duly appointed by the resolution of the Company Board of Directors at their meeting on 26th March 2002. The three members of the Audit Committee were appointed for a three year term.

The present members are as follows:

1. Pol.Lt. Chartachai Bunya-Ananta	Audit Committee Chairman
2. Prof.Dr. Mingsarn Kaosa-ard	Audit Committee Member
3. Dr. Krisorn Jittorntrum	Audit Committee Member

Mr. Withit Ouaysinprasert serves as the secretary of the Audit Committee.

The Committee has performed its duties and responsibilities in accordance with the directions of the Board of Directors and in conformity of the requirements of the Stock Exchange of Thailand. The principal activities undertaken by the Audit Committee in the year 2004 were as follows:

- Review and approve the 2004 Annual Audit Plan prepared by the Company's Internal Audit Division.
- Verification of the audit operation and review of the audit reports prepared by the Internal Audit Division
- Acknowledgement of the progress report on the remedying of mistakes in the performance of each work unit and making additional suggestions to enhance the suitability and carefulness for them.
- Evaluation of the Company's internal audit control systems to ensure that the same are appropriate, adequate and effective.
- Review of the major construction projects, both in domestic and overseas, especially with regard to risk management.
- Review of the Quarterly Financial Statements and Annual Financial Statement for the year 2004, including the report of the Certified Public Accountant of the Company that gives certain remarks on the Company's financial statements, as well as an analysis of the Financial Status and Company's performance.
- Review of the Connected Items involving the Company to bring about transparency, eliminate any conflicts of interest, as well as to properly and completely disclose the relevant information.
- Selection and recommendation of the certified auditor for the Company to be approved by resolution of the Shareholders Meeting of the Company.

In 2004, the Audited Committee has held 5 meetings. They also regularly reported on the business direction activities to the Company's Board of Directors.



(Pol.Lt. Chartachai Bunya-Ananta)
Chairman of the Audit Committee
Dated 2nd March 2005

Competition in the construction industry is intense due to a relative decline in the number of construction projects in recent years. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. This increase in competition for construction projects has led to price competition and a general decrease in contract prices.

Clients

The Company classifies its clients in two ways — by the type of client and by the location of client. The type of client is determined as either being the public sector (including state-owned enterprises), or private sector. The location of the client is either domestic or international and is determined by whether the work we perform for the client is in Thailand or outside Thailand. As of December 31, 2004, the public sector accounted for approximately 88.2% of our backlog, while the private sector accounted for approximately 11.8%. Domestic clients accounted for approximately 71.2% of our backlog as of December 31, 2004, while international clients accounted for approximately 28.8%.

Backlog by Client Classification	As of December 31,		
	2004	2003	2002
Public Sector Backlog	88.2	90.9	95.0
Private Sector Backlog	11.8	9.1	5.0
Total	100.0	100.0	100.0
Domestic	71.2	73.8	84.4
International	28.8	26.2	15.6
Total	100.0	100.0	100.0

Prior to the Asian financial crisis that began in 1997, the public sector accounted for approximately 60% of the Company's work with the private sector accounting for approximately 40% of our work. During that crisis, the Company experienced significant non-payment of amounts due and owing from the private sector property developer clients. As a result, and because the public sector has generally been more active than the private sector in the construction industry since the Asian financial crisis, the Company has focused on obtaining public sector work in Thailand and as well as being more active in pursuing public sector work outside of Thailand.

Partly because of the foregoing, as well as the Company's focus on large infrastructure projects, a substantial portion of its work is attributable to a limited number of government enterprises. The Company generally targets large, high-profile contracts from public sector entities. As a result, at any point in time a small number of clients may account for a major portion of the Company's revenues and backlog. The Electricity Generating Authority of Thailand, the Bangkok Metropolitan Authority, the Bank of Thailand, the National Housing Authority and the New Bangkok International Airport Co., Ltd. together accounted for 64.3% of the Company's construction revenues in 2004 and 56.21% of its backlog as of December 31, 2004.

Competition

There are more than 570 companies operating in the construction business who are members of the Thai Contractors Association, including Thai companies, foreign companies and joint ventures between Thai and foreign companies. Competition is mainly based on price, but a key factor that affects the ability to price a bid competitively is the sourcing of materials. The fluctuation of the price of materials has an impact upon the construction industry because the value of materials typically represents approximately 30 to 40% of the entire project cost. Other than the availability of materials, significant competitive factors include the expertise and experience of employees and subcontractors, as well as joint venture formation for technological support and business alliances.

Thai public sector agencies typically only allow contractors who meet certain criteria to bid for contracts. Construction contractors may be divided into classifications by level of expertise, technical knowledge and resource availability. Contractors who are classified in the highest level typically pre-qualify to bid for all types of contracts, while contractors who are not classified in the highest level are typically excluded from bidding on contracts which require higher levels of expertise and resources. The Company believes that many public sector clients in Thailand have classified it in the highest level.

The following table sets forth the construction contractors in Thailand that are listed on the SET and their reported revenues of each for 2004:

Company Name	Revenues (million Baht)	% of Total
Italian-Thai Development Public Company Limited	31,047.2	48.6
Sino-Thai Engineering Public Company Limited	8,322.8	13.0
CH. Karnchang Public Company Limited	7,772.8	12.1
Christiani & Neilsen (Thai) Public Company Limited	4,147.0	6.5
K-Tech Construction Public Company Limited	3,966.8	6.2
Syntec Construction Public Company Limited	3,555.4	5.5
Nawarat Pattanakan Public Company Limited	3,303.9	5.2
EMC Public Company Limited	1,572.7	2.5
PAE (Thailand) Public Company Limited	246.0	0.4
Total	63,934.6	100.0

Source: SET

In addition to Thai companies, foreign construction companies also operate in Thailand. However, foreign contractors are not permitted to bid on projects funded solely by the Government. In addition, under Thai law, foreign companies cannot establish wholly owned companies or branches in Thailand except for the duration of a specific and approved project contract. Generally, this is only possible for projects undertaken by the public sector or with Government support. Therefore, most foreign construction companies establishing a presence to undertake general construction business in Thailand must incorporate a company in which Thai nationals own the majority of the shares and contribute the majority of the capital, which effectively restricts their participation in the Thai construction sector.

As a result of the above restrictions, many foreign construction companies form joint ventures, or act in consortium with, Thai construction companies. These arrangements often provide greater access for foreign companies to the Thai market and allow Thai companies, including our Company, to benefit from the technical expertise and, in some case, financial strength of the foreign companies. These arrangements tend to be project-specific and usually dissolve when the project is completed. The Company has formed many such ventures for strategic reasons and in fields where we seek to gain experience.

The Company is also bidding for projects in neighboring countries and other countries in Asia. Creditable financial institutions, such as the Asian Development Bank, World Bank or JBIC, financially support some of the major infrastructure projects on which the Company bids. These projects are open to international bidders with high qualification standards. In the past, particularly in India and the Philippines, most local contractors in these countries failed to meet the required qualifications. The majority of the Company's competitors are foreign contractors from countries such as China, Korea, Japan or countries in Europe.

1. Risks related to Our Business

1.1 Our revenues and our potential revenue growth are highly dependent on Thai public sector contracts, Government policy and the Thai economy.

We conduct a substantial portion of our operations in Thailand. In 2004, we generated 88.7% of our construction service revenues in Thailand. Consequently, our results of operations have in the past been significantly affected by downturns in the Thai economy, including the Asian financial crisis, which began in 1997.

The Thai economy and the construction sector have been improving since that financial crisis. Real GDPin Thailand grew 2.1% in 2001, 5.4% in 2002 and 6.7% in 2003 and real GDP of the construction industry increased 4.8% in 2000, 2.1% in 2001 and 5.4% in 20022. However, we cannot predict how long the current economic expansion will continue, if at all, or whether another financial or economic crisis will occur in the future. Factors that may adversely affect the Thai economy include:

- Decreases in business, industrial, manufacturing or industrial activity in Thailand or in the region;
- Scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region;
- Exchange rate fluctuations;
- A prolonged period of inflation or increase in regional interest rates;
- Changes in taxation;
- A re-emergence of Severe Acute Respiratory Syndrome (commonly known as SARS), avian influenza (commonly known as the bird flu), or the emergence of another highly infectious disease in Thailand or in other countries in the region;
- Political instability, terrorism or military conflict in countries in the region or globally;
- A continuation of or increases in the level of unrest in southern Thailand; and
- Other regulatory, political or economic developments in or affecting Thailand

Any economic recession or other deterioration in Thailand's economy, or decline in business, industrial, manufacturing or financial activity in Thailand, could adversely affect our business financial condition, results of operations and prospects.

In addition to our business concentration in Thailand, our business is also highly dependent on Thai public sector spending. Our major customers are the Thai Government and its state-owned enterprises, such as the Electricity Generating Authority of Thailand, the Bangkok Metropolitan Authority, the Bank of Thailand, the National Housing Authority and the New Bangkok International Airport Co., Ltd. These Thai public sector customers accounted for 63.8% and 66.06% of our construction revenues in 2003 and 2004, respectively, and 67.9% and 59.4% of our backlog as of December 31, 2003 and December 31, 2004, respectively.

While published Government plans for Thailand provide for increased government expenditure on capital infrastructure projects, any significant budgetary reductions by the Thai Government would adversely impact the amount of new public sector construction contracts awarded and either this or any disruption of our relationship with the Government for any reason, would materially affect the Company's business, financial condition, results of operations and prospects.

1.2 The infrastructure projects that the Company undertake involve significant risks that could adversely affect its business, financial condition, results of operations and prospects.

A significant portion of our revenues, particularly those relating to large infrastructure projects, are derived from contracts with governments, government-related entities or private companies holding concessions from government agencies within and outside Thailand. This exposes the Company to certain risks not associated with other types of construction projects. For example, many of these large infrastructure projects are high profile, which can result in increased political and public scrutiny of our work. In addition, these projects tend to be relatively complex, which requires the Company to commit a significant amount of resources and working capital to these projects. Such types of projects are also subject to delay or modification due to environmental considerations.

Because these projects are publicly funded, changes in government budget and policy considerations could result in delays or changes to these projects. Payments to construction companies providing services to these projects, including the Company, may also be delayed as a result of disputes with the government agency responsible for, or lenders, to the projects. Delays in payments to the Company would adversely affect its cash flows and any disputes and changes in budget and policy considerations could affect the Company's reputation and the availability of financing for future projects, all of which would adversely affect its business, financial condition, results of operations and prospects.

1.3 If the Company is unable to accurately estimate the overall risks, revenues or costs on its contracts, or fail to agree to the pricing of work done pursuant to unapproved change orders, the Company may incur lower than anticipated profit or incur a loss on the contracts.

Substantially all of the Company's construction contracts are either fixed price or fixed unit price contracts. The terms of these contracts require the Company to guarantee the price of its services on a fixed price or a fixed unit price basis and assume the risk that the costs associated with performance of the contracts will not be greater than anticipated. As a result, the Company will only realize a profit on these contracts if its successfully estimates for such other factors, costs and avoids cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in a lower profit or a loss on a project. The Company's project cost estimates are subject to a number of assumptions. Although the Company anticipates increased labor and material costs in its bids, the revenue, cost and gross profit realized on a fixed price or fixed unit price contract may vary from the estimated amounts because of many factors, including changes in job condition, variations in labor and equipment productivity over the term of the contract and unexpected increases in costs of materials and labor.

Some of the Company's construction contracts contain an escalation formula to accommodate unexpected increases in materials and labor costs. However, the Company is typically required to bear some portion of the increase before it can make a claim under the escalation formula. In any event, the escalation formula may not cover the full increase in cost for materials or labor. If the Company's estimates of the overall risk, revenues or costs prove inaccurate, or circumstances change, or if the escalation formula in the contracts do not cover the full increase in costs, the Company may incur a lower profit or a loss on its contracts, which could materially and adversely affect the business, financial condition, results of operations and prospects.

The Company is frequently required to perform extra or çchange orderé work as directed by the customer, even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, the Company may be required to fund the cost of such work for a lengthy period of time until the change order is approved and paid for by the customer. These unapproved change orders, contract disputes or claims result in costs to the Company that cannot be billed for a period of time and, therefore, are reflected as "unbilled receivables" in the Company's Balance Sheet. The Company can give no assurance that it will be able to invoice or recover the cost and profit margin for the extra or change order work in full, or at all, as doing so may lead to business disputes or may otherwise adversely affect our business, financial condition, results of operations and prospects.

1.4 The Company is reliant on a small number of clients.

The Company generally targets large government entities as clients. As a result, at any point in time a small number of clients may account for a substantial portion of its revenues and backlog. The Electricity Generating Authority of Thailand and the New Bangkok International Airport Co., Ltd. accounted for 41.3 % and 64.26% of our construction revenues in 2003 and 2004, respectively, and 64.8% and 56.21% of our backlog as of December 31, 2003 and December 31, 2004, respectively. If any of these clients ceases to provide the Company with new work or if there are any significant disputes relating to any of its contracts with any of these clients, this could temporarily disrupt the Company's business, which could materially and adversely affect its business, financial condition, results of operations and prospects.


37

1.5 The Company's failure to meet schedule requirements of its contracts could require it to pay liquidated damages.

Substantially all of the Company's contracts are subject to a specific completion schedule requirements with liquidated damages charged if they are not achieved. Liquidated damages are typically levied at the rate of 0.1% of the contract value for each day of delay that is deemed to be the Company's responsibility, subject to, typically, a maximum liability of 10% of the contract value. Any failure to meet contract schedule requirements could cause the Company to pay significant liquidated damages, which could adversely affect its liquidity and cash flows and have a material adverse effect on its business, financial condition, results of operations and prospects.

1.6 The Company's projects expose it to potential liability claims.

The Company constructs many projects where design, construction or systems failures can result in substantial injury or damage to third parties. The failure of such projects subsequent to their completion can result in similar injuries and damages. Litigation arising from any of these occurrences may result in the Company being named as a defendant in lawsuits asserting large claims against it or subject it to significant regulatory penalties. Although the Company maintains insurance policies with coverage to the extent and in amounts it believes are prudent to protect it from these potential claims, the Company cannot guarantee that its insurance coverage will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim against it or any of its subsidiaries, associated companies or joint ventures could result in a significant liability for the Company and could have a material adverse effect on its business, financial condition, results of operations and prospects.

1.7 The Company's results of operations depend on the timing of new contract awards and the timing of the performance of these contracts.

At any point in time, the Company may derive a substantial portion of its revenues directly or indirectly from a limited number of large construction contracts. The amount of work to be done under a contract, and therefore the timing and amount of revenue that is recognized, varies depending on the project duration and on the stage of the construction that is being performed at any particular time. There is typically less construction work at the beginning and at the end of a construction project, resulting in the recognizing of less revenue at these stages, compared with the amount of work that is performed in the middle of a construction project, when more revenue is recognised. Therefore, the Company's results of operations tend to fluctuate depending on the duration and stage of its contracts at any particular time and the composition of contracts within its portfolio at any one time.

The Company cannot accurately predict whether or when it will receive awards of new contracts which frequently involve a lengthy and complex bidding and selection process and is affected by a number of factors, including market conditions, financing arrangements and governmental approvals.

The timing of the revenues and cash flows from the Company's projects can be delayed by a number of factors, including availability of labor, weather conditions, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. These delays, if they occur, could have an adverse effect on the Company's operating results for a particular period. As a result of the foregoing, the results of operations and cash flows can fluctuate significantly from period to period.

1.8 The Company may not be able to fully realize the contract value of its projects or the value of its backlog.

The Company uses its backlog as a general indicator of its level of work to be completed. Backlog represents an estimate of the contract value of work that remains to be completed at any given time under executed project contracts. The contract value of a project represents the amount that the Company expects to receive under the terms of the contract if the contract is performed in accordance with its terms. The Company's backlog amounted to Baht 39,700.5 million and Baht 44,185 million as of December 31, 2003 and December 31, 2004, respectively. The contract value of the Company's projects or the revenue we expect to receive from our backlog may not be realized, or if the revenue is realised, it may not result in profits. For example, if a project reflected in the Company's backlog is terminated, suspended or reduced in scope, it would result in a reduction to the backlog, which would reduce, potentially to material extent, the revenue, cash flows and operating profit actually received from the contracts included in backlog. If a customer cancels a project, the Company may be reimbursed for certain costs, but it typically would have no contractual right to the total revenues reflected in the backlog. Significant cancellations or delays of projects in the Company's backlog could have a material adverse effect on the business, financial condition, results of operations and prospects.

1.9 The Company's inability to obtain bonds and other financing could limit the number of projects it is able to pursue.

It is customary in the construction industry, and the Company is typically required, to provide surety bonds to bid for and to secure the performance of awarded construction contracts. The Company's ability to obtain surety bonds primarily depends upon its capitalization, working capital, past performance, management expertise and other external factors, including the overall financial capacity of the surety companies and banks. Surety companies and banks consider these factors in relation to their risk management policies and underwriting standards, which may change from time to time. During the Asian financial crisis and the Company's reorganization, some providers of surety bonds required the Company to pledge cash deposits or provide other forms of security with them to secure its contingent obligations under the bonds. The pledges of cash affected the Company's liquidity and working capital resources. Since the completion of the Company's business reorganization, providers of surety bonds have generally not required it to pledge cash deposits. While the Company has not had any material difficulties in obtaining surety bonds after its business reorganization, the Company cannot guarantee that it will continue to be able to obtain the bonds required for it to operate its business, either on a secured or unsecured basis, on commercially reasonable terms or at all, which would materially and adversely affect the Company's business, financial condition results of operations and prospects.

The Company may also require additional financing to provide needed additional working capital to finance start-up costs of projects (including the purchase of materials and equipment) before it receives any payment under a contract. The Company's ability to arrange for financing will depend, in part, upon factors outside its control, such as a financial institution's lending policy and prevailing market conditions, as well as upon the Company's business, financial condition, results of operations and prospects. Any inability to obtain adequate financing to fund the Company's working capital requirements could adversely affect its ability to perform its obligations under existing contracts and its ability to obtain new contracts, which could have a material adverse effect on the business, financial condition and prospects.

1.10 The Company may face intense competition, which could reduce its market share and profits.

The construction business in Thailand and throughout Asia is highly competitive. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. There is increasing competition for construction projects in Thailand and other parts of Asia from both Thai and foreign construction companies, particular from China, Japan and Korea, some of whom have financial and operational resources greater than those of the Company. As a result, the Company may need to accept lower profit margins or make other concessions in order for it to be able to successfully compete. If unable to compete successfully, the Company's relative market share and profits would be reduced, which would materially and adversely affect the business, financial condition, results of operations and prospects.

1.11 The Company's participation in joint ventures exposes it to liability for failures of its joint venture partners.

The Company enters into joint venture arrangements with outside partners on a joint and several basis to bid jointly on, and execute, a particular project when the Company requires specialized experience or technology, when it wants to upgrade its bidding eligibility or when it wants to reduce its financial or operational risk with respect to such projects. Success on these joint venture projects depends in large part on the Company's ability to operate effectively with its joint venture partners and on whether those joint venture partners fully perform their contractual obligations. If a joint venture partner fails to perform, or is financially unable to bear its portion of required capital contributions, the Company could be required to make additional investments and provide additional services to make up for the partner's shortfall. In addition, if the owner of a project is entitled to damages or penalties for any reason under a joint venture contract, the Company could be required to bear its share of the joint venture's of the whole amount of the damages or penalties if the joint venture partner fails to pay its share. Furthermore, if the Company is unable to adequately address a partner's performance issues, the project owner may terminate the project, which could result in legal liability accruing to the Company which may harm our reputation and reduce the profit on a project, which could materially and adversely affect the Company's business, financial condition, results of operations and prospects.

1.12 The Company has significant contingent liabilities that could materialize, which, if they materialize, could materially and adversely affect the business, financial condition, results of operations and prospects.

The Company has significant contingent liabilities that could arise under the terms of its business reorganization plan, under the surety bonds that it procures for its construction projects and under the terms of its guarantees of its subsidiaries and under the terms of certain of its construction projects.

Business Reorganization Plan.

The Company may be obligated to make principal and interest payments on the restructured debt that it sold as part of its business reorganization plan. Under the terms of the Company's business reorganization planthe Company transferred non-core assets with a value of Baht 4,000.0 million as agreed between it and its creditors to a special purpose company owned by our creditors, in return for the special purpose company assuming and agreeing to pay the remaining outstanding principal amount of the Company's debt totalling Baht 3,604.4 million.



The special purpose company is required to sell the non-core assets by June 30, 2007 and use the proceeds to repay the outstanding principal amounts under the assumed debt. If all of non-core assets have not been sold by June 30, 2007, the total outstanding principal amount of the assumed debt will become immediately due and payable on July 1, 2007. If all of the non-core assets have been sold by June 30, 2007, but not all of the outstanding principal amount of the assumed debt has been repaid, the total outstanding principal amount of the assumed debt will become due and payable in five equal instalments every six months beginning June 30, 2008 and ending June 30, 2010, together with accrued interest at Minimum Lending Rate announced by Bangkok Bank Plc., Siam Commercial Bank Plc., minus 3% per annum, on the outstanding principal amount of the assumed debt on each such date. In either case, the terms of our business reorganization plan require the Company to lend to the special purpose company an amount equal to the outstanding principal amount of the assumed debt outstanding, together with the accrued interest (if applicable), on the relevant payment due dates so that the special purpose company is able to make the required payments. If the Company makes the loan to the special purpose company, it will be required to establish a reserve in relation to the loan amount because the special purpose company does not have any operations of its own, and the collectability of the loan receivable would be remote.

The outstanding principal amount of the assumed debt was Baht 2,707.0 million as of December 31, 2003, and Baht 2,692.2 million as of December 31, 2004. While the Comanpy managed the sale process on behalf of the special purpose company, it cannot ascertain whether the special purpose company will be able to sell the remaining non-core assets or whether the proceeds of the sale of the remaining non-core assets will result in the full repayment of the assumed debt by June 30, 2007. Therefore the Company could be liable to lend to the special purpose company, and establish an allowance for, up to Baht 2,692.2 million, plus an amount equal to accrued interest (if applicable), which could materially and adversely affect the Company's business, financial condition, results of operations and prospects.

Surety Bonds and Guarantees.

The Company's contingent liabilities under surety bonds amounted to Baht 14,642 million as of December 31, 2003, and Baht 17,344 million as of December 31, 2004, and its contingent liabilities under guarantees that it issued to financial institutions to secure credit facilities granted by those financial institutions to its subsidiaries, associated companies and joint ventures amounted to Baht 1,544.0 million as of December 31, 2003, and Baht 8,138.0 million as at December 31, 2004. A call on any of these bonds by a project owner would result in the financial institutions providing the bonds claiming the amounts paid under the bonds from the Company. In addition, a claim on any of these guarantees by a financial institution could subject the Company to liabilities under the guarantees. These factors may adversely affect the Company's liquidity, which could materially and adversely affect its business, financial condition, results of operations and prospects.

1.13 The Company may need to establish additional provisions for doubtful receivables and recognize additional losses on the diminution in value of its investments.

Historically, the Company incurred significant amounts of trade receivables from related and non-related parties and loan receivables from related parties. In addition, it also had significant amounts of investments in related and other parties. In 2001, the Company established provisions for doubtful accounts of Baht 1,329.2 million and recognized a loss on the diminution in value of its investments of Baht 1,437.7 million.

The Company had current accounts receivable and retention amounting to Baht 943.4 million and Baht 1,466.5 million as of December 31, 2003 and December 31, 2004, respectively, of which approximately Baht 470 million related to outstanding retention monies relating to the construction of the Bangkok Skytrain system. Bangkok Mass Transit System PLC is currently in negotiations with its creditors to restructure its debts. The Company has not made any provision in relation to the outstanding retention monies because its management believes that the outstanding retention monies will be collected after the Bangkok Mass Transit System has agreed to its restructuring terms with its creditors. However, the Company cannot guarantee that the outstanding retention monies will be collectable. If the Company fails to collect the outstanding retention monies, it may be required to establish additional provisions equal to the amount of the retention monies it does not collect in the future.

In addition, future non-payments of the Comany's trade and loan receivables and a diminution in the value of its investments may result in the Company having to establish provisions equal to the amount of such non-payment or the amount of such diminution in the future, which could materially and adversely affect the Company's business, financial condition, results of operations and prospects.

1.14 The Company's construction projects outside Thailand exposes it to political and economic risks in those countries.

The Company is seeking to increase the portion of its business that it undertakes in countries outside Thailand. This work outside of Thailand accounted for 16.2% and 11.33% of the Company's construction revenues in 2003 and the 2004, respectively including projects in Bangladesh, Cambodia, India, Laos, the Maldives, Myanmar, the Philippines and Taiwan. The Company also expects to bid for, and be awarded, new construction contracts in these and other countries.

The political, economic and security situations in some of these countries has been unstable from time to time in the past, and the governments of some of them have occasionally intervened in their economies and made significant changes in their internal and foreign policies. An example of an act of intervention is an imposition of currency controls by a country in which the Company has a project, which could affect the Company's ability to repatriate its earnings arising from the project. Any future political instability or economic slowdown or recession in these countries could affect the Company's existing contracts and/or result in slower growth in the number and size of larger infrastructure and construction projects, which could materially and adversely affect the Company's business, financial condition, results of operations and prospects. As the Company's construction service business increases in these countriesits exposure to the political, economic and security risks in these countries will also increase.

1.15 The Company is dependent upon the availability and cost of materials, labor and sub-contractors.

Materials used in the Company's construction projects typically represent approximately 40% to 45% of the total project costs. These materials are global commodities, and their availability and prices depend on local and global market conditions. If there is a shortage of these materials, particularly cement and steel, the Company may find it difficult to obtain the amounts of these materials that its requires at a price which it believes is commercially acceptable, or at all, which may materially and adversely affect the Company's business, financial condition, results of operations and prospects.

The Company's ability to control labor costs and to manage large infrastructure projects is dependent upon its ability to attract and retain qualified engineers, architects and technicians with sufficient experience in the engineering, design and construction of such projects. The Company has employed, and we expect to continue to employ, sub-contractors to perform some of its construction activities. The Company and its sub-contractors are dependent upon the availability of workers, particularly when the level of activity in the construction industry is high. If there is a shortage of trained engineers, architects, technicians and other workers inThailand, the Company may have difficulty hiring adequate numbers of skilled personnel and other workers, directly or through sub-contractors, in the future.The Company cannot guarantee that the costs of retaining or employing skilled personnel or other workers will not exceed its estimates, which may materially and adversely affect the Company's business, financial condition, results of operations and prospects.

2. Risks Relating to the Company's Proposed Acquisition

2.1 The Company may not consummate its proposed acquisition of Skanska Cementation India.

On October 13, 2004, the Company announced that it had entered into a Memorandum of Understanding to purchase all of the shares of Skanska Cementation India Limited held by The Cementation Company Limited and that the Company was undertaking a mandatory tender offer for the remaining outstanding shares of Skanska Cementation India Limited that were not held byThe Cementation Company. The purchase of the shares held by The Cementation Company is governed by a Sales and Purchase Agreement dated October 18, 2004 and is subject to various conditions precedent. In addition, the purchase of the shares and the mandatory tender offer are subject to the receipt of various statutory and regulatory approvals, including (but not limited to) approvals from the Indian Foreign Investment Promotion Board, the Securities Exchange Board of India, the Indian Secretariat of Industrial Assistance and the Reserve Bank of India. The Company cannot guarantee that the conditions precedent to the effectiveness of the Sales and Purchase Agreement will be fulfilled or waived, or that it will obtain all of the necessary statutory and regulatory approvals for the acquisition. If all of the conditions precedent are not fulfilled or waived, or if the Company does not obtain all of the necessary statutory and regulatory approvals for the acquisition, it may not consummate its proposed acquisition of Skanska Cementation India Limited.

2.2 The Company may not be able to improve the business of Skanska Cementation India Limited or integrate its operations with the Company's.

While Skanska Cementation India Limited recorded an increase in revenues from Rs. 30,500.79 lakhs in 2002 to Rs. 56,421.18 lakhs (US$123.0 million) in 2003, the value of its backlog has decreased from Rs. 108,230.00 lakhs as of December, 2002 to approximately Rs. 61,536.00 lakhs (US$134.2 million) as of December 31, 2003.

Prior to the announcement of the proposed acquisition, the Company had not participated in the management of Skanska Cementation India Limited. In addition, the Company's due diligence on that company has been limited within the scope of the Indian takeover regulations. If the proposed acquisition is consummated or after the Company takes control of management of the business, the Company may discover details regarding the business of Skanska Cementation India Limited that could affect its current views relating to the business, financial condition, results of operations and prospects of Skanska Cementation India Limited.

If the proposed acquisition is consummated, the Company has a number of plans to return that company to profitability. The Company's business activities in India have been limited to the Kol Dam construction contract, which we signed in February 2004, and various other minor construction contracts. The Company does not have any significant experience in managing an Indian company and has limited experience in the Indian construction business. Therefore, the Company may not be successful in managing Skanska Cementation India Limited or in improving its business, financial condition and results of operations. In addition, the Company may be exposed to increased legal, political and economic risks in India.

If the Company is unsuccessful in its plans to improve the business and financial performance of Skanska Cementation India Limited, if it is discovered after the consummation of the acquisition that some details regarding the business of Skanska Cementation India Limited adversely affect the Company's current views relating to the business, financial condition, results of operations and prospects of Skanska Cementation India Limited, or if the Company encounters other difficulties in its management of Skanska Cementation India Limited or the integration of its business with the Company's business, then the Company's business, financial condition and results of operations may be adversely affected. The consequence of any such occurrence may be even more pronounced since the Company will be required to consolidate Skanska Cementation India Limited's financial statements with its financial statements for any financial reporting period after the consummation of the proposed acquisition scheduled for February 2005.

3. Risks Relating to the Ownership of the Company's Shares

3.1 Future sales of the Company's shares, and the availability of large amounts of its shares for sale, could depress its share price.

As of December 16, 2004, 3,738,678,180 Shares were freely tradable on the Stock Exchange ofThailand (SET). Upon completion of the offering and the listing of the Company's new shares on the SET, it is estimated that a total of 4,138,678,180 of the Company's shares will be freely tradable on the SET (or 4,193,678,180 shares if the over-allotment option is exercised in full). The Company cannot predict the effect, if any, that future sales, or the availability of shares for future sales, will have on the market price of its shares prevailing from time to time. Sales of substantial amounts of shares in the public market following this offering, or the perception that such sales may occur, could adversely affect the market price of the Company's shares.

As of December 23, 2004, the Controlling Shareholders owned directly or indirectly, approximately 34.3% of the Company's outstanding shares. The Company and its Controlling Shareholders have agreed with the international lead manager and the Thai lead underwriter that for a period of 180 days after the date of the purchase agreement relating to the offering of our new shares the Company and its Controlling Shareholders, respectively, will not, without the written consent of the Global Coordinator, offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, either directly or indirectly, any ITD ordinary shares, or enter into any swap agreement or similar agreement that transfers, in whole or in part, the economic risk of ownership of ITD ordinary shares. The Company and its Controlling Shareholders will be free to sell and/ or issue ITD shares any time after the expiry of the lock-up period. Significant sales of the Company's shares by the Company and its Controlling Shareholders, or the perception that significant sales may occur, could also adversely affect the trading price of the Company's shares.

Italian-Thai Development Public Company Limited, Subsidary Companies & Associated Company

Sales Structure	2004		2003		2002	
	(Baht) Million	%	(Baht) Million	%	(Baht) Million	%
1. Large-scale Building Construction	**5,216.30**	**14.72**	1,631.75	7.24	522.59	2.20
2. Industrial Plants and Facilities	**541.60**	**1.53**	255.69	1.13	43.18	0.18
3. Pipelines and Tank Farms	**2,901.80**	**8.19**	1,740.16	7.72	2,141.47	9.02
4. Highways, Railways, Bridges and Expressway Systems	**2,664.10**	**7.52**	5,557.38	24.65	11,067.64	46.62
5. Airports, Jetties, Deep-sea Ports and Marine Works	**12,521.89**	**35.35**	6,730.97	29.85	4,220.77	17.78
6. Multi-purpose Hydro-electric Dams, Tunnels and Power Plants	**4,937.90**	**13.94**	6.35	0.03	-	-
7. Steel Structures	**973.45**	**2.75**	1,237.75	5.49	272.40	1.15
8. Telecommunications	**7.90**	**0.02**	453.45	2.01	1,107.14	4.66
9. Mining	**2,508.01**	**7.08**	2,417.33	10.72	1,724.57	7.26
10. Misscellaneous	**2,386.60**	**6.74**	1,605.49	7.12	1,909.73	8.04
11. Others	**767.48**	**2.17**	911.20	4.04	730.60	3.08
Total Sales	**35,427.03**	**100.00**	22,547.52	100.00	23,740.09	100.00
Sale Growth (Decline)	**57.12%**		(5.02%)		9.32%	
Related party transactions from construction and related party transactions from misc	**3,377.41** **827.49**		3,715.84		1,975.67	
Others	**174.94**		501.54		334.06	
Total net after provisions	**31,047.19**		18,330.14		21,430.36	
Growth (Decline)	**69.38%**		(14.47%)		8.64%	

Subsidary Companies & Associated Companies

Line of Construction and Public Utilities Work including Supported Line of Construction

Company Name (Unit: Thousand Baht)	**% of Holding**	**2004**		2003		2002	
		Sales	%	Sales	%	Sales	%
Subsidiary Companies							
1. Italian-Thai International Co., Ltd.	99.99	**26,230**	**0.16**	56,043	0.52	116,169	1.36
2. Myanmar ITD Co., Ltd.	99.99	**55**	**0.00**	23	0.00	264	0.00
3. PT Thailindo Bara Pratama Co., Ltd.	99.99	**60,682**	**0.36**	332,799	3.07	147,204	1.73
4. Bhaka Bhumi Development Co., Ltd.	99.99	**46,015**	**0.27**	2,012	0.02	-	-
5. Thai Pride Cement Co., Ltd.	99.99	**582**	**0.00**	-	-	-	-
6. Nha Pralan Crushing Plant Co., Ltd.	99.91	**45,862**	**0.27**	39,576	0.37	39,030	0.46
7. Siam Concrete & Brick Products Co., Ltd.	99.70	**243,331**	**1.45**	125,704	1.16	66,329	0.78
8. Italthai Marine Co., Ltd	86.96	**105,963**	**0.63**	-	-	-	-
9. Italthai-Trevi Co., Ltd.	80.45	**462,525**	**2.76**	200,769	1.85	143,417	1.68
10. Asian Steel Product Co., Ltd.	69.90	**107,001**	**0.64**	128,461	1.19	202,712	2.38
11. ITD-VIS Joint Venture	65.00	**17,679**	**0.11**	530,064	4.89	1,256,259	14.72
12. ITAC Joint Venture	60.00	**31,010**	**0.18**	279,395	2.58	623,283	7.31
13. Italian-Thai Skanska Lundby Joint Venture	60.00	**46**	**0.00**	15,865	0.15	232,557	2.73
14. ITD-NCC Joint Venture (Lao)	60.00	**138,512**	**0.83**	-	-	-	-

Company Name	% of	2004		2003		2002	
(Unit: Thousand Baht)	**Holding**	**Sales**	**%**	Sales	%	Sales	%
15. Joint Venture Italian-Thai - Evergreen	55.00	**849,682**	**5.06**	205,089	1.89	-	-
16. Sumitomo - Italian - Thai Joint Venture	51.00	**734**	**0.00**	193,873	1.79	590,530	6.92
17. ITD NCC Joint Venture	51.00	**503,203**	**3.00**	232,040	2.14	1,098	0.01
18. IN Joint Venture	51.00	**335,157**	**2.00**	6,411	0.06	-	-
19. Thai Maruken Co., Ltd.	50.96	**421,981**	**2.51**	377,247	3.48	319,346	3.74
20. ITD NSC Joint Venture	50.50	**427,140**	**2.54**	93,364	0.86	-	-
Associated Companies							
21. Italian-Thai Gypsum Co., Ltd.	50.00	**120**	**0.00**	-	-	-	-
22. The Joint Venture of Italian-Thai Development and Montcocol TP	50.00	-	-	-	-	17,992	0.21
23. ATO Asia Turnouts Co., Ltd.	49.00	**126,777**	**0.76**	91,204	0.84	244,039	2.86
24. Siam Pacific Holding Co., Ltd.	46.69	**11**	**0.00**	-	-	-	-
25. Ando & Italian-Thai Joint Venture	45.00	-	-	-	-	2	0.00
26. Thai Ando & Italian-Thai Joint Venture	45.00	-	-	-	-	-	-
27. ITO Joint Venture	40.00	**7,280,336**	**43.37**	4,011,843	37.02	1,883,758	22.08
28. Shimizu - ITD Joint Venture	40.00	-	-	3,434	0.03	1,298	0.02
29. IOT Joint Venture	40.00	**2,985,799**	**17.79**	274,858	2.54	-	-
30. ION Joint Venture	39.00	**143,829**	**0.86**	455,644	4.20	1,738,285	20.37
31. IDS JOint Venture	35.00	**418,406**	**2.49**	88,596	0.82	2,158	-
32. Thai Rent All Co., Ltd.	30.00	**72,098**	**0.43**	47,457	0.44	54,283	0.64
33. Asia Steel Corporation	30.00	-	-	-	-	-	-
34. Anamarine Construction SDN.BHD	25.00	-	-	-	-	-	-
35. I.C.C.T Joint Venture	25.00	**31**	**0.00**	37	0.00	19,683	0.23
36. NCR, ITD, CNT & AS Joint Venture	25.00	**242,471**	**1.44**	388,557	3.59	118,926	1.39
37. Joint Venture Evergreen - Italian - Thai - PEWC	25.00	**298,610**	**1.78**	1,568,941	14.48	-	-
38. MCRP Construction Corporation Co., Ltd.	24.00	**43,089**	**0.26**	56,248	0.52	3,290	0.04
39. MCRP Holding Corporation Co., Ltd.	24.00	-	-	-	-	-	-
40. Bangkok Steel Wire Co., Ltd.	22.16	**1,251,966**	**7.46**	928,829	8.57	674,560	7.91

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name	% of	2004		2003		2002	
(Unit: Thousand Baht)	**Holding**	**Sales**	**%**	Sales	%	Sales	%
Subsidiary Companies							
1. Khunka Faifa Thai Co., Ltd.	61.54	-	-	-	-	1,828	0.02
Associated Companies							
2. Praram 9 Square Hotel Co., Ltd.	50.00	-	-	-	-	8	0.00
3. Mcquay (Thailand) Co., Ltd.	49.00	-	-	-	-	26,657	0.31
4. Chantaburi Farm Co., Ltd.	35.72	**1,748**	**0.01**	3,277	0.03	3,011	0.04
5. Imperial Technology Management Services Plc.	22.23	**98,670**	**0.59**	99,092	0.91	2,199	0.03
6. Khunka Palangthai Thai Co., Ltd.	21.54	-	-	-		-	-
7. Palangthai Kaona Co., Ltd.	21.54	-	-	-		-	-
8. Praram 9 Square Co., Ltd.	20.00	-	-	71	0.00	1,619	0.02
		16,787,351	**100.00**	10,836,823	100.00	8,531,794	100.00

As at 31st December 2004

ITD investment in related companies in excess of 10%

Line of Construction and Public Utilities Work including Supported Line of Construction

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
Subsidiary Companies					
1. Italian-Thai International Co., Ltd.	Bangkok	Holding Company	300,000	75	99.99
			100,000	100	
2. Myanmar ITD Co., Ltd.	Myanmar	Service Agent for ITD	1,483	100	99.99
3. PT Thailindo Bara Pratama Co., Ltd.	Indonesia	Coal Digestion	25,250 (Million IDR)	100	99.99
4. Bhaka Bhumi Development Co., Ltd.	Bangkok	Construction Contractor and	4,975	25	99.99
		Real Estate Development	100	100	
5. Thai Pride Cement co., Ltd.	Bangkok	Manufacturing and Distributing cement	15,000	100	99.99
			296,250	25	
6. Nha Pralan Crushing Plant Co., Ltd.	Saraburi	Rock Quarying, Processing and Distribution	1,000	100	99.91
7. Siam Concrete & Brick Products Co., Ltd.	Patumtani	Manufacturing and Distribute Concrete Products	84,000	100	99.70
8. Italthai Marine Co., Ltd.	Bangkok	Production and sale of vessels and equipment	460,000	100	86.96
9. Italthai-Trevi Co., Ltd.	Bangkok	Foundation and Pilimg Work Services	55,000	100	80.45
10. Asian Steel Product Co., Ltd.	Rayong	Manufacturing and Distribute Steel Pipe	20,000	50	69.90
11. ITD-VIS Joint Venture	Bangkok	Track doubling contractor	-	-	65.00
12. ITD NSC Joint Venture	Bangkok	Philippines	-	-	50.50
13. Khunka Faifathai Co., Ltd.	Bangkok	Not yet operational	1,000	100	61.54
14. ITAC Joint Venture	Bangkok	Design, Installation and Laying of Telephone Lines	-	-	60.00
15. Italian-Thai Skanska Lundby Joint Venture	Bangkok	Design and Construction of Tunnels and Underground Power Line	-	-	60.00
16. ITD-NCC Joint Venture	Laos	Construction of Nam Theun 2 Hydropower Project in Laos	-	-	60.00
17. Joint Venture Italian-Thai - Evergreen	Taiwan	Construction of Underground Electrical Train Station	-	-	55.00
18. Sumitomo - Italian - Thai Joint Venture	Bangkok	Design and Construction of Bridge	-	-	51.00
19. ITD NCC Joint Venture	Bangkok	Construction of Electrical Work on Terminal Building	-	-	51.00
20. IN Joint Venture	Bangkok	Construction of Water Drainage Tunnel	-	-	51.00
21. Thai Maruken Co., Ltd.	Bangkok	Leasing and Sales for Sheet Pile & Beam	20,000	100	50.96

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
Associated Companies					
22. Italian-Thai Gypsum Co., Ltd.	Bangkok	Construction in Saudi Arabia	10,500	25	50.00
23. ATO Asia Turnouts Co., Ltd.	Bangkok	Production and Distribution Turnouts for Railway Project	5,000	100	49.00
24. Siam Pacific Holding Co., Ltd.	Bangkok	Holding Company	58,625	100	46.69
25. Ando & Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
26. Thai Ando & Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
27. ITO Joint Venture	Bangkok	Contractor for Construction of Concourse and Terminal Building of NBIA	-	-	40.00
28. Shimizu - ITD Joint Venture	Bangladesh	Contractor for Construction of Bridge	-	-	40.00
29. IOT Joint Venture	Bangkok	Airfield Pavement Construction	-	-	40.00
30. ION Joint Venture	Bangkok	Contractor for Construction of Subway Project	-	-	39.00
31. IDS JOint Venture	Bangkok	Contractor for Construction of Electrical Work on Terminal Building of NBIA	-	-	35.00
32. Thai Rent All Co., Ltd.	Bangkok	Equipment Rental	25,000	100	30.00
33. Asia Steel Corporation	Philippine	Manufacturing and Import-Export for Steel	-	-	30.00
34. Anamarine Construction SDN.BHD	Malaysia	Construction	65 (Thousand RM)	25	25.00
35. I.C.C.T Joint Venture	Bangkok	Construction for Ground Improvement for Airside Pavement of NBIA	-	-	25.00
36. NCR, ITD, CNT & AS Joint Venture	Bangkok	Design and Construction of Water Treatment System	-	-	25.00
37. Joint Venture Evergreen - Italian - Thai - PEWC	Taiwan	Construction Services in Taiwan	-	-	25.00
38. MCRP Construction Corporation Co., Ltd.	Philippines	Construction Contractor in Philippines	25,000,000 (Peso)	25	24.00
39. MCRP Holding Corporation Co., Ltd.	Philippines	Holding Company	5,000,000 (Peso)	100	24.00
40. Bangkok Steel Wire Co., Ltd.	Bangkok	Production and Distribution of PC Wire and PC Strand	313,000	100	22.16
41. Toyo-Thai Corporation Co., Ltd.	Bangkok	Philippines	-	-	16.25
42. Nam Theun 2 Power Co., Ltd.	Laos	Hydroelectric power plant	1,000 (USD)	-	15.00
43. Shimizu - ITD Joint Venture	Laos	Design and Construction of Bridge	-	-	49.00
44. Charoong Thai Wire & Cable Plc.	Bangkok	Manufacture and distribution of enamel	-	-	14.72

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of
			Amount	%	Holding
Subsidiary Companies					
1. Praram 9 Square Hotel Co., Ltd.	Bangkok	Hotel Business	100,000	100	50.00
2. Mcquay (Thailand) Co., Ltd.	Bangkok	Produces and Distributes The Air-conditions	20,000	100	49.00
3. Chantaburi Farm Co., Ltd.	Bangkok	Real estate development	60,000	100	35.72
4. Khunka Palangthai Thai Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
5. Palangthai Kaona Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
6. Imperial Technology Management Services Plc.	Bangkok	Initation & Establishment of A.U.S.T.	857,350	100	20.41
7. Praram 9 Square Co., Ltd.	Bangkok	Developer of Shoping Center & Commercial etc.	750,000	75	20.00
8. Thepprathan Properties Co., Ltd.	Bangkok	Real estate development			19.80
9. M-Home SPV 3 Co., Ltd.	Bangkok	Real estate development			11.54
10. Cyber Bay Corporation, Philippines	Philippines	Real estate development			14.63

RELATED PARTY TRANSACTIONS

During the past year, the Company and its subsidiaries had business transactions with persons who may have had a conflict of interest. The following table summarizes the essential reasons for the related transaction.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
1. C.P.K. Plantation Co., Ltd. (Agricultural Industry)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Boonmee Pisanuwongse and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 21.25 % of the total outstanding shares of C.P.K. Plantation Co., Ltd. - Directors of the Company (Dr. Chaijudh Karnasuta Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of C.P.K. Plantation Co., Ltd.	- Revenue from construction (additional work), repair work, and equipment transportation services - Outstanding account receivable	Baht 0.11 million Baht 0.042 million	- The Company carries out the construction work (additional work), repair work, and transportation of material and equipment. The credit term was 30-60 days	- The transaction is based on cost plus margin pricing and on arm's length basis - Once in a while transaction depends on the orders of C.P.K. Plantation Co., Ltd.
2. C.P.K. International Co., Ltd. (Agricultural Industry)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta and Mr. Yuthachai Charanachitta) and related person of the directors held a total of 24.36 % of the total outstanding shares of C.P.K. International Co., Ltd. - Directors of the Company (Dr. Chaijudh Karnasuta Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of C.P.K. International Co., Ltd.	- Revenue from construction (additional work), repair work, and equipment transportation services - Outstanding account receivable	Baht 7.24 million Baht 0.32 million	- The Company carries out the construction work (additional work), repair work, and transportation of material and equipment. The credit term was 30-60 days	- The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the order of C.P.K. International Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
3. Siam Machinery and Equipment Co., Ltd. (machineries and equipment parts manufacturing)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) and related persons of the directors held a total of 25.16 % of the total outstanding shares of Siam Machinery and Equipment Co., Ltd. - Directors of the Company (Dr. Chaijudh Karnasuta Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of Siam Machinery and Equipment Co., Ltd.	- Cost of the rendering of construction services - Outstanding account payable - Revenue of services - Outstanding account receivable	Baht 0.97 million Baht 0.003 million	- The Company employed Siam Machinery and Equipment Co., Ltd. to cast steel. The credit term was 30-60 days	- The transaction is based on market pricing and on arm's length basis - Occasional transactions depend on the order of the Company
4. Siam Steel Syndicate Co., Ltd. (Steel bar production)	- A connected company - The Company held a total of 5.45 % of the total outstanding shares of Siam Steel Syndicate Co., Ltd. - Directors of the Company (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 24.73 % of the total outstanding shares of Siam Steel Syndicate Co., Ltd. - Director (Dr. Chaijudh Karnasuta) is the director of Siam Steel Syndicate Co., Ltd.	- Revenue from office rental, common area services and utilities, and sales of scrap - Outstanding account receivable - Cost of construction material - Outstanding account payable	Baht 34.59 million Baht 1.50 million Baht 385.05 million Baht 78.93 million	- Siam Steel Syndicate Co., Ltd. paid for office rental, common area services and utilities at 275,000 Baht per month. The contract is 3 year contract ending October 31, 2006. The credit term is 60-90 days. - The Company purchased steel bar for construction project with 60-90 days credit term.	- The transaction is based on market pricing and on arm's length basis and the price of rendering infrastructure - The price is based on actual costs of utilities - The transaction is based on approximate market pricing and on arm's length basis

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
5. Champ Thai Co., Ltd. (Machine parts manufacturing)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors of the Company held a total of 3.57 % of the total outstanding shares of Champ Thai Co., Ltd. - Director (Dr. Chaijudh Karnasuta) is the director of Champ Thai Co., Ltd.	- Revenue from rendering utilities services - Outstanding account receivable	Baht 0.052 million Baht 0.003 million	- Champ Thai Co., Ltd. paid for utilities services, such as water and electricity, which the employees of Champ Thai Co., Ltd. used at construction site of the Company. The credit term is 60-90 days.	- The transaction is based on actual cost pricing and on arm's length basis - Occasional transactions depend on the demand of the Champ Thai Co., Ltd.'s employees.
6. The Oriental Hotel (Thailand) Pcl. (Hotel)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 31.93 % of the total outstanding shares of The Oriental Hotel (Thailand) Pcl. - Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the directors of The Oriental Hotel (Thailand) Pcl.	- Revenue from construction - Outstanding account receivable - Retention Money receivable	Baht 51.08 million Baht 0.45 million Baht 0.32 million	- The Company performed the construction service for The Oriental Hotel (Thailand) Pcl. in a value of Baht 156.5 million. The work completed in February 2004.	- Normal business transaction which is based on auction pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
7. Bangkok Mass Transit System Pcl. (Mass Transit)	- A connected company - Directors of the Company (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of Bangkok Mass Transit System Pcl.	Loan to:- - Outstanding loan and accrued interest at the beginning of installments - Accrued interest during the installments - Outstanding loan and accrued interest carried forward to the ending installment	 Baht 97.6 million Baht1.77 million Baht 99.37 million	- The Company lent Bangkok Mass Transit System Pcl. at Baht 102.1 million in accordance with Sponsor Loan Contract of the Shareholders which is calculated interest rate by MLR (SCB) + 2%. The Company gains interest margin from this financing. - At present, Bangkok Mass Transit System Pcl. is in the process of business restructuring so the Company can not determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The interest rate of this loan did not adversely affect the Company.
		- Retention receivable	Baht 474 million	- The Company has retention receivable from Bangkok Mass Transit System Pcl. which is in the process of business restructuring. The Company has not set up a provision for these doubtful debts because the Management has expected to receive this retention amount.	- This transaction was in accordance with Sponsor Loan Contract of the Shareholders.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
8. Italian-Thai Land Co., Ltd. (Property-temporary cease of operation)	- A connected company - The director and the management of The Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit, Mr. Boonmee Pisanuwongse and Mr. Chatichai Chutima) held a total of 0.005 % of the total outstanding shares of Italian-Thai Land Co., Ltd. - Directors of the Company (Dr. Chaijudh Karnasuta, Pol.Lt. Chatrachai Bunya-Ananta, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of Italian-Thai Land Co., Ltd.	Loans:- - Outstanding loan at the beginning of period - Loan during the period - Outstanding loan at the end of period - Outstanding account receivable	Baht 554.1 million - Baht554.1 million Baht 8.2 million	- The amount of loan depends on the proportion of shareholding. The Company considered Italian-Thai Land Co., Ltd. Is unable to pay the interest, The Company therefore canceled taking interest and cut an accrued interest from this account. The Company can not determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The amount of loan depends on the proportion of shareholding which the Company held a total of 99.99 % of the total outstanding shares of Italian-Thai Land Co., Ltd. However, the Company has transferred the shares of Italian-Thai Land Co., Ltd. to Special Purpose Vehicle Entity according to reorganization plan of the Company in 2002.
9. Ital-Thai Industrial Co., Ltd. (Machines & Parts Trading)	- A connected company - Directors (Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 7.2 % of the total outstanding shares of Ital-Thai Industrial Co., Ltd. - Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, and Mr. Yuthachai Charanachitta) are the directors of Ital-Thai Industrial Co., Ltd.	- Revenue from sales of scrap and machine repair services. - Outstanding account receivable - Machines and parts expenses, Back Hoe rental, and other services - Outstanding account payable	Baht 42.56 million Baht 26.01 million Baht 241.06 million Baht 40.71 million	- The Company had revenue from sales of used material and machine repair service. The credit term is 30-60 days. - The Company purchased machines and parts from Ital-Thai Industrial Co., Ltd. with 30-60 days credit term.	-The transaction is based base on costs plus margin pricing and on arm's length basis - Once time transaction. - Normal business transaction based on market pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
10. Pladaeng Co., Ltd. (Real Estate)	- A connected company - The Directors and the Management of the Company (Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit and Mr. Chatichai Chutima) held a total of 53.3% of the total outstanding shares of Pladaeng Co., Ltd. - Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, and Mr. Pathai Chakornbundit) are the directors of Pladaeng Co., Ltd.	Loans:- - Outstanding loan and accrued interest at the installments - Accrued interest during the installments - Outstanding loan and accrued interest carries forward to the ending installments - Revenue from construction - Outstanding account receivable	Baht 59.1 million - Baht 59.1 million - Baht 58.3 million	- The amount of loan depends on the proportion of shareholding. The Company considered Pladaeng Co., Ltd. could not pay interest, The Company therefore cancelled taking interest and cut any accrued interest of this account. The Company can not determine how long it will be overdue. The Company has set up a full provision for these doubtful debts. - Pladaeng Co., Ltd. employed the Company to build Ital-Thai Tower at a project value of Baht 1,020.8 million. This project has finished but Pladaeng Co., Ltd.'s payments were overdue and is shown in outstanding account receivable at Baht 51.8 million and Retention receivable at Baht 6.5 million because of the effects of the economic crisis the affect from 1997-2000	- The loan was used for financing the subsidiary company to build Ital-Thai Tower. At that time the Company held a total of 46.67 % of the total outstanding shares of Pladaeng Co., Ltd. However, in 2003, the Company sold the shares of Pladaeng Co., Ltd. to an unrelated company, who owns Ital-Thai Tower presently.
		- Services expense - Outstanding account payable	Baht 0.63 million Baht 0.12 million	- The Company has defaults to pay for services of Ital-Thai Tower because Pladaeng Co., Ltd. has not settled the loan and account receivable of the Company.	- Normal business transaction of Pladaeng Co., Ltd. based on market pricing and arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
11. Southern Industries (1996) Co., Ltd. (Industrial Estates - temporary cease an operation)	- A connected company - Directors (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) and related persons of the directors held a total of 0.0003 % of the total outstanding shares of Southern Industries (1996) Co., Ltd. - The Directors and the Management of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit and Mrs. Pienghatai Pongsuwan are the directors of Southern Industries (1996) Co., Ltd.	Loans:- - Outstanding loan at the beginning of installments - Loan during the installments - Outstanding loan carries forward to the ending installments	Baht 24.7 million - Baht 24.7 million	- The amount of loan depended on the proportion of shareholding. The Company considered Southern Industries (1996) Co., Ltd. is unable to pay interest, The Company therefore cancel taking interest and cut an accrued interest of this account. However, the Company can not expect how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The loan was used for financing the subsidiary company to purchase lands for business operation. The amount of loan depended on the portion of shareholding which the Company held a total of 99.99 % of the total outstanding shares of Southern Industries (1996) Co., Ltd. at that time. However, the Company has transferred the shares of Italian-Thai Land Co., Ltd. to Special Purpose Vehicle entity according to the reorganization plan of the Company in 2002
12. Palit Palangan Co., Ltd. (Power plant,-has not started an operation)	- A connected company - Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Dr. Chaijudh Karnasuta and Mr. Pathai Chakornbundit) and related persons of the directors held a total of 0.05 % of the total outstanding shares of Palit Palangan Co., Ltd. - Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) are the directors of Palit Palangan Co., Ltd.	Loan to:- - Outstanding loan at the beginning of installments - Loan during the installments - Outstanding loan carries forward to the ending installments	Baht 94.2 million - Baht 94.2 million	- The amount of loan depends on the proportion of shareholding. The Company considered Palit Palangan Co., Ltd. is unable to pay interest, the Company therefore cancelled taking interest and cut an accrued interest of this account. However, the Company can not determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The loan was use for financing the subsidiary company to purchase lands for business operation in 1995. The amount of loan depended on the portion of shareholding which the Company held a total of 74.9 % of the total outstanding shares Palit Palangan Co., Ltd. at that time. However, the Company has transferred the shares of Palit Palangan Co., Ltd. to Special Purpose Juristic entity according to reorganization plan of the Company in 2002. In addition, the other shareholders have not taken any interest for the said loan at all.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
13. Medical Device Manufacturing (Thailand) Co., Ltd. (The medical device manufacturing)	- A connected company - The Company held a total of 7.0 % of the total outstanding shares of Medical Device Manufacturing (Thailand) Co., Ltd.	- Revenue from construction - Outstanding account receivable - Outstanding account payable - Advance	Baht 85.82 million Baht 4.29 million Baht 1.81 million	- The Company performed construction services for Medical Device Manufacturing (Thailand) Co., Ltd. with a value of Baht139.7 million and finished the project in August 2004. The Company received an advance amount Baht 23.1 million.	- Normal business transaction which is base on auction pricing and arm's length term.
14. Nam Theun Power 2 Co., Ltd. (Electricity related business in Laos)	- A connected company - The Company held a total of 15.0 % of the total outstanding shares of Nam Theun Power 2 Co., Ltd. - Director of the Company (Mr. Premchai Karnasuta) is a director of Nam Theun Power 2 Co., Ltd.	Loans:- - Outstanding loan at the beginning of installments - Loan during the installments - accrued interest during the period - Outstanding loan and accrued interest carries forward to the ending installments	- Baht 278.66 million Baht 11.67 million Baht 290.33 million	The loan was used for financing the subsidiary company in accordance with Sponsor Loan Contract of the Shareholders of Nam Theun Power 2 Co., Ltd. The amount of loan depends on the portion of shareholding. The interest rate is calculated as LIBOR+4.5%. At this rate, the Company will gain the interest margin from this financing.	- The interest rate of this loan did not adversely affect the Company - This transaction was in accordance with Sponsor Loan Contract of the Shareholders of Nam Theun Power 2 Co., Ltd.

Remark

The Board of Directors considered the necessity and appropriateness of the connected transactions, listed 1- 14, which were normal business transactions and were set up the price and term of its on market pricing and arm's length term.



(Pol.Lt. Chartachai Bunya-Ananta)
Chairman of the Audit Committee
March 24,2005

RESULTS OF OPERATIONS

1. Overview

ITD is the largest civil engineering and construction firm in the Stock Exchange of Thailand as measured by revenues. The Company's market share of the construction industry revenues was 48.56%, 44.83% and 53.02% for the year 2004, 2003 and 2002 respectively. In 2004, the total revenue of the Company was Baht 31,047 million, mainly comprising revenue from construction services and had total expenses of Baht 29,228 million, resulting in net profit from operations in the amount of Baht 1,218 million.

For the year 2004, 2003 and 2002 the Company's backlogs were Baht 44,185 million, Baht 39,971 million and Baht 32,707 million respectively, of which over 88.19% comprises public sector infrastructure development.

In addition to the Company's backlog at the end of 2004, on March 16, 2004 the Company had signed new contracts valued at Baht 3,825 million and has been awarded, but has yet to sign, contracts for a further Baht 11,516 million. The Company's current backlog, therefore, has an accumulated value of Baht 59,526 million.

2. Previous Year Operations Results

Revenues

Revenues from construction services was Baht 30,454 million in 2004, an increase of Baht 12,534 million from 2003, or by approximately 69.94%. The increase in construction revenues reflected principally from progress of existing projects and newly signed projects such as Aua-Arthorn housing project, enabling works of the underground train station at Suvarnabhumi International Airport: North and South tunnel projects.

The Company's interest income in 2004 was Baht 75 million, an increase of Baht 56 million, or by approximately 291.99% from the loans to the Company's subsidiaries - i.e. Bhaka Bhumi Development Co., Ltd. and Siam Concrete and Brick Products Co., Ltd. with outstanding loans including interest as of December 31, 2004 amounting to Baht 197 million and Baht 19 million respectively.

The Company's other revenues in 2004 were Baht 518 million, an increase of Baht 252 million, or by approximately 94.66%. This was from repayments by customers with bad debts (Baht 154 million) and an increase of machine rental income.

Cost of Services

The major costs of services were from materials, sub-contractors and labor, which fluctuate depending on the prevailing market conditions. Cost of services amounted to Baht 28,303 million in 2004, an increase of Baht 12,278 million from 2003, or by approximately 76.61% reflecting the increased amount of work performed.

In 2004, the Company's gross profit was Baht 2,151 million increased from Baht 1,895 million while gross profit margin decreased to 7.06% when compared to 10.57% in 2003 because of the decreases in the gross profit margins of ITO Joint Venture, IOT Joint Venture and the increase in cost of materials, especially reinforcing steel.

Administrative Expenses

In 2004, the Company's administrative expenses were Baht 815 million, an increase of Baht 30 million, or by approximately 3.78%, as a result of the increased number of new projects signed during the year. By the way, in the "Company only" financial statement, the Company's administrative expenses were Baht 520 million, a decrease of Baht 76 million from 2003, or by approximately 12.71% because in 2003 there was a Nam Theun 2 expense in the amount of Baht 55 million but there was no such item in 2004.

Loss on Exchange

The Company's loss on foreign currency exchange increased from Baht 43 million in 2003 to Baht 109 million in 2004. The main reasons were the loss on currency exchange from the leasing of plant for the Mae Moh overburden removal and lignite mining project, the revenue from the road construction at Maldives project, the revenue from the Sepon Copper project in Laos and the Company's investment in PT. Thailindo Bara Pratama.

Allowance for Doubtful Accounts

The Company's allowance of doubtful accounts in 2004 was Baht 90 million, while it was Baht 20 million in 2003, in accordance with the Company's policy to set a full allowance for doubtful debts for accounts receivable with balances overdue more than 12 months, and at 50% for those with balances overdue more than 6 months.

Reversal of Amount Due to Related Party Forgiveness - Net

In 2004, the Company recorded a reversal of the amount due to a related party forgiving a Company debt of Baht 212 million in connection with the unwinding of an investment in the Philippines. As a result of the unwinding, the related party, Natureway Resources Co., Ltd., forgave indebtedness in the principal amount of Baht 212 million which was owed by Italian-Thai International Co., Ltd. (a subsidiary of the Company), to Natureway Resources.

In the said transaction, Italian-Thai International Co., Ltd. partially repaid its debt to the Company worth Baht 59 million by the common stock of Cyber Bay Corporation which had a market value at March 31, 2004 of Baht 77 million.

Loss on Impairment of Investment

In 2004, the Company recorded a loss on impairment of investment of Baht 113 million as a result of the loss on impairment of an investment in Natureway Resources Co., Ltd. by its subsidiary, Italian-Thai International Co., Ltd., in amount of Baht 105.6 million and a loss on impairment of an investment in Asia Steel Corporation Co., Ltd. in amount of 7.8 million. Such impairment of investments were allowed in full.

Share of Profits (Losses) from Investments in Related Companies

The Company and its subsidiaries recorded a gain of Baht 7.5 million in 2004 from investments in related companies, compared to loss of Baht 3.9 million in 2003, or an increased of Baht 11.4 million. The main reason for the gain was the distribution received from Bangkok Steel Wire Co., Ltd.

Interest Expenses

The Company's interest expense was Baht 390 million in 2004, an increased of Baht 149 million from 2003, or by approximately 62.03% because of the loans to support the projects of ITO Joint Venture, Kol Dam project, Nam Theun 2 project and the cement plant.

Corporate Income Tax for the Period

Corporate income tax was Baht 144 million in 2004, a decreased of Baht 82 million from 2003, or by approximately 30.92%, due to the decreased amount of corporate income tax from Taiwan branch and Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture.

Net Earnings (Loss)

As a result of the foregoing, the Company's net earning was Baht 1,218 million in 2004, an increased of Baht 297 million from 2003, or by approximately 32.25%.

Financial Statement

1. *Total Assets*

Total Assets were Baht 36,079 million in 2004, an increase of Baht 10,729 million from 2003, or by approximately 42.32% due to the following factors:

- **Current Assets**

Current Assets were Baht 21,700 million in 2004, an increased of Baht 7,332 million from 2003, or by approximately 51.03%, as a result of an increase in cash and deposits at bank that are reserved for ITO Joint Venture's creditors. The other increased current assets were unbilled receivables from the projects in Suvarnabhumi Airport, inventories and work in progress because of the increase in new projects.

- **Trade Accounts Receivable**

Trade Accounts Receivable amounted to Baht 3,274 million in 2004, an increase of Baht 414 million from 2003, or by approximately 14.49%. Trade Accounts Receivable were mainly those arising from the existing projects with a term of less than three months and outstanding in the ordinary course of business. These items are not problematic to the Company's business operations. Long overdue Trade Accounts Receivable are valued at Baht 1,423 million. The Company has set an amount of Baht 1,326 million for major Trade Accounts Receivable in the private sector exceeding 12 months overdue and a 50% allowance for those with balances overdue more than 6 months.

- Investment Accounts under Equity Method

Investment Accounts under Equity Method amounted to Baht 269 million in 2004, a decrease of Baht 203 million from 2003, or by approximately 43.01%, due to the Company reduced the capital of Siam Pacific Holding Co., Ltd. and set up the loss on impairment in Natureway Resources Co., Ltd.

- Other Long -Term Investment

Other Long-Term Investment was Baht 673 million in 2004, a decrease of Baht 96 million from 2003, or by approximately 12.51%, as a result of the decrease of the unrealized gain from changes in value of investments of Charoong Thai Wire & Cable Plc in which the Company held 14.72% of its outstanding stock.

- Land, Building and Equipment

Land, Building and Equipment valuation was Baht 11,391 million in 2004, an increase of Baht 2,664 million from 2003, or by approximately 30.53%, as a result of the Company's investment in buildings, factories, machinery and equipment being installed for new projects such as Aua-Arthorn housing project and investment in the factory and machinery of Thai Pride Cement Co., Ltd.

2. Liquidity

Summary of Cash Flow Statement

(Unit: Thousand Baht)	**2004**	2003	2002
Net cash from operating activities	**2,339,345**	372,052	(591,084)
Cash flow from investing activities	**(4,222,154)**	(1,301,462)	(2,906,806)
Cash flow from financing activities	**4,162,840**	116,574	2,931,120
Cash and Cash equivalents at end of year	**4,241,899**	1,961,868	2,774,704

As shown in the table above, in 2004 cash flow from operating activities was Baht 2,339 million because of the increase in trade accounts receivable and the increase in the current portion of advances received from customers under construction contracts.

In 2004, cash flow used in investing activities amounted to Baht 4,222 million as the Company invested in a cement plant and purchased machines and equipment for Aua-Arthorn housing project. Cash flow from financing activities amounts to Baht 4,163 million.

The Company's liquidity was decreased as shown in Current Ratio and Quick Ratio for the year ended December 31, 2004, being 1.16 times and 0.50 times respectively, due to the increase in construction services which increased current portion of advances received from customers under construction contracts. In addition the trade accounts payable for Suvarnabhumi Airport projects has increased.

3. Cost of Investment

The Company intends to invest in the other businesses related to construction services i.e. manufacturing and providing construction materials or real estate development.

4. Financial Resources

4.1 Short-term Debt: The Company's short-term debt consists of:

- general working capital Baht loans; and
- project specific loans in Thailand and Internationally.

It is the Company's practice to advance funds to its joint ventures for working capital. The Company's short-term debt is incurred at the parent Company level and at the Branch level in other countries. At December 31, 2004 and 2003 the Company, on a consolidated basis, had Baht 2,988 million and Baht 861 million respectively outstanding in bank overdrafts and loans from financial institutions. On a stand-alone basis, the Company's corresponding amounts were Baht 2,784 million and Baht 542 million respectively. This kind of project tied debt will normally be repaid as the projects progress, with full repayment being achieved at project completion.

4.2. Long-term Debt: The Company's long-term debt consists of

- long-term foreign loans for equipment purchases and project finance; and
- Thai Baht loans for equipment purchases and project financing.

The Company has used long-term loans for supporting the Company's long term projects. As of December 31, 2004 and 2003 the Company had outstanding long-term loans of Baht 3,510 million and Baht 1,525 million respectively.

4.3 Guarantees

As at December 31, 2004 and 2003, there were outstanding guarantees of approximately Baht 17,344 million and Baht 14,642 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries and its joint ventures in respect of certain performance bonds required in the normal course of business of the Company, its subsidiaries, and its joint ventures.

As at December 31, 2004 and 2003, there were guarantees of approximately Baht 7,887 million and Baht 1,544 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and ventures to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities). Such guarantees were necessary for the regular operation of the Company and its subsidiaries and its joint ventures.

AUDITORS' REMUNERATION

The annual remuneration of external auditor for the year ended December 31, 2004.

1. Audit fee

The Company or its subsidiaries paid an annual audit fee to;

- The external auditor amount 5,450,000 Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm amount - Baht

2. Non-audit fee

In 2004, the Company paid Non-audit fee for other services including examining information, preparing financial statement for offering of newly issued ordinary shares, reviewing financial statement in foreign currencies, and tax consulting to;

- The external auditor amount - Baht and must pay in the future for incomplete service amount - Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm amount 1,260,000 Baht and must pay in the future for incomplete service amount - Baht

DIVIDEND POLICY

The Board of Directors policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

Subsidiary Companies	Dividend Policy
1. Italian-Thai International Co., Ltd.	- None -
2. Myanmar ITD Co., Ltd.	- None -
3. PT Thailindo Bara Pratama Co., Ltd.	- None -
4. Bhaka Bhumi Development Co., Ltd.	- None -
5. Italian-Thai Development (BVI) Co., Ltd.[1]	- None -
6. Servicescom Investment Co., Ltd.[2]	- None -
7. Ayeyarwady Multitrade Co., Ltd.[3]	- None -
8. Thai Pride Cement Co., Ltd.	- None -
9. Nha Pralarn Crushing Co., Ltd.	- None -
10. Siam Concrete and Brick Products Co., Ltd.	- None -
11. Italthai Marine Co., Ltd.	- None -
12. Italthai Trevi Co., Ltd.	- Not less than 20% of net earnings from the Company as announced provided there will be no effect on its performance
13. Asian Steel Product Co., Ltd.	- Not less than 30% of net earnings for the year
14. Thai Maruken Co., Ltd.	- Not less than 30% of net earnings before taxes
15. Daiwa Jack Co., Ltd.[4]	- None -
16. Mech Co., Ltd.[5]	- None -
17. ITD-VIS Joint Venture[6]	- None -
18. ITAC Joint Venture	- Dividend paid as 3 equal installments in the year following declaration of net profit (after tax and repayment of partner advances)
19. Italian-Thai Skanska Lundby Joint Venture	- None -
20. ITD-EGC Joint Venture[7]	- None -
21. Sumitomo -Italian-Thai Joint Venture	- None -
22. ITD-NSC Joint Venture	- None -
23. ITD-NCC Joint Venture	- None -
24. ITD-NCC Joint Venture (Laos)	- None -
25. IN Joint Venture	- None -
26. Khunkha Faifa Thai Co., Ltd.	- None -

[1] Italian-Thai International Co., Ltd. holds 99.99% of the shares of Italian-Thai Development (BVI) Co., Ltd. (subsidiary)

[2] Italian-Thai International Co., Ltd. holds 99.99% of the shares of Servicescom Investment Co., Ltd. (subsidiary)

[3] Italian-Thai International Co., Ltd. holds 99.99% of the shares of Ayeyarwady Multitrade Co., Ltd. (subsidiary)

[4] Thai Maruken Co., Ltd. holds 99.99% of the shares of Daiwa Jack Co., Ltd. (subsidiary)

[5] Thai Maruken Co., Ltd. holds 99.99% of the shares of Mech Co., Ltd. (subsidiary)

[6] Formerly known as Italian-Thai Development Plc.- Cogifer TF Joint Venture

[7] Formerly known as Joint Venture Italian-Thai- Evergreen

Disputes under litigation involving the Company, which may have a negative impact with the amount in dispute being greater than 5% of the shareholders equity as at 31st December 2004 are as follows:

1. Civil Case **Black Index Case No:** 1563/2540 Cholburi Provincial Court

Case Start Date:	8th May 1997
Plaintiff:	Chonburi Province by Governor as 1st Plaintiff et al. (Total of 3 persons)
Defendant:	Pornpenpratarn Company Limited as 1st Defendant et al. (Total of 8 persons) (Italian-Thai Development Public Company Limited and Mr. Premchai Karnasuta as the 6th and 7th Defendants respectively)
Nature of Charge or Case:	Wrongful acts; invasion of the State's land; rock blasting destroying the natural environment and claim for damages.
Amount of Claim:	Baht 654,888,949.69
Current Status:	**In this case, all 8 Defendants were sued for they invaded the state land and conducted wrongful act, i.e. rock blasting without legal permission. Currently, the case is on trial of Plaintiff's witnesses. The Court fixed the dates for taking Plaintiff's evidence on 9, 10, 11, 23, 24, 25, 26 August 2005 and 4, 5, 6, 7 and 11 October 2005, 9.00-16.30 hrs. and taking Defendant's evidence on 12, 18, 19, 20, 21 October 2005 and on 1, 2, 3, 4, 9, 10, 15, 16, 17, 18 November 2005 and 13, 14, 15, 16 December 2005, 9.00-16.00 hrs.**
Executive Recommendation:	This case would not have an effect on the Company. This is because the Company has a superior position to win as it performed in compliance with the Cabinet's resolution without any negligence. Also, the rock blasting and explosion has been done in the private land. Moreover, the landlord and Pornpenpratarn Co., Ltd. were also sued as the 3rd and 4th Defendants; therefore they must verify their rights of possession and utilization of the land. Such a proof would show the innocence and lack of intention of the 6th defendant, being the Company.

2. Civil Case **Black Index Case No:** 4604/2542 South Bangkok Civil Court

Case Start Date:	24th February 1999
Plaintiff:	Italian-Thai Development Public Company Limited as 1st Defendant et al.
Defendant:	Alpha-TI Development Company Limited as
Nature of Charge or Case:	Breach of Contract.
Amount of Claim:	Baht 658,805,908.25
Current Status:	**The Supreme Court ordered discharge of case from the Court's register to allow the Plaintiff to proceed with the arbitration. Subsequently, the Plaintiff did not want to proceed with the arbitration.**
Executive Recommendation:	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.

3. Civil Case	**Black Index Case No:** 2902/2542	**South Bangkok Civil Court**
	Case Start Date:	4th February 1999
	Plaintiff:	Italian-Thai Development Public Company Limited as 1st Plaintiff et al.
	Defendant:	Modern Home Development Co., Ltd.
	Nature of Charge or Case:	Breach of Contract
	Amount of Claim:	Baht 621,010,029.36
	Current Status:	**The Supreme Court ordered discharge of case from the Court's register to allow the Plaintiff to proceed with the arbitration. Subsequently, the Plaintiff did not want to proceed with the arbitration.**
	Executive Recommendation:	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.

Litigation which may significantly effected on the Company but cannot be evaluated into monetary value.

- None -

Litigation which is not derived from normal operation of the Company's business

- None -

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND FINANCIAL STATEMENTS

31 DECEMBER 2004 AND 2003

THE BOARD OF DIRECTOR'S REPORT ON THEIR RESPONSIBILITIES FOR FINANCIAL REPORTS

The Financial Statements for Italian-Thai Development Public Company Limited and its subsidiaries have been prepared in accordance with the policy of the Board of Directors which requires the compliance with generally accepted accounting principle and careful book-keeping to reflect the accurate performances of the Company.

The Company's Board of Directors has realized the importance of financial statements by auditing the input financial data. They also sufficiently provide for disclosure of additional substantial information as shown in the note attached to the financial statements as well as explanations and analysis for benefits of the shareholders and general investors who use the same.

In this regards, the Board of Directors has appointed the Audit Committee comprising independent and non-executive members to oversee the quality of financial reports. Their opinion has been shown in the Report of Audit Committee attached to this Annual Report.

Based on the management structure and internal audit system as mentioned above as well as the result of audit produced by the certified public auditor, the Board of Directors is convinced that the financial statements for the Company and its subsidiaries as at 31st December 2004 represent the accurate and reasonable content of financial status, business performance and cash flow of the Company in accordance with the generally accepted accounting principle.



(Mr. Premchai Karnasuta)

President



(Mrs. Nijaporn Charanachitta)

Senior Executive Vice President

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National
Convention Centre)
Bangkok 10110
G.P.O. Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2004 and 2003, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same years. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. As discussed in Note 2.7, I did not audit the financial statements of four subsidiaries and three joint ventures (2003: four subsidiaries and three joint ventures), which are included in the consolidated financial statements, with total assets as at 31 December 2004 of Baht 878 million (2003: Baht 1,176 million) and total revenues for the year then ended amounting to Baht 1,446 million (2003: Baht 2,197 million). In addition, the Company's financial statements as at 31 December 2004 include investments in the aforesaid subsidiaries and joint ventures accounted for under the equity method amounting to Baht 657 million (2003: Baht 590 million) and share of profit (loss) from investments accounted for under equity method for the year then ended amounting to Baht (36) million (2003: Baht 534 million). The financial statements of the above subsidiaries and joint ventures were audited by other auditors, whose reports I have received, and my opinion, in so far as it relates to the amounts of the various transactions of these subsidiaries and joint ventures included in the consolidated financial statements and the separate financial statements of the Company, is based on the reports of these auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors discussed in the first paragraph, provide a reasonable basis for my opinion.

In my opinion, based on my audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2004 and 2003, and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles.

Without qualifying my opinion on the financial statements, I draw attention to the following matters: -

(a) As described in Note 23 as at 31 December 2004 and 2003 the Company had outstanding retentions with the Company which operates the sky train of approximately Baht 403 million and USD 1.7 million (equivalent to Baht 470 million). This company is currently undergoing debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 28.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining, which outstanding balances as at 31 December 2004 amounted to Baht 2,085 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.



Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 23 February 2005

BALANCE SHEETS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	4	**4,251,394**	1,971,195	**980,492**	879,030
Pledged deposits at banks	5	**645,234**	579,837	**535,964**	436,605
Trade accounts receivable - net	6	**3,274,138**	2,859,668	**1,993,635**	1,561,527
Trade accounts receivable - related parties - net	7	**1,161,606**	765,901	**1,996,449**	1,321,109
Short-term loans and advances to related parties - net	8	**45,367**	35,982	**806,362**	254,957
Unbilled receivable		**6,639,729**	3,953,632	**4,457,032**	2,664,076
Current portion of accounts receivable - retention		**1,299,243**	943,367	**999,460**	872,769
Inventories and work in progress - net	9	**2,019,111**	1,347,309	**782,802**	420,922
Other current assets					
Withholding tax deducted at source		**1,069,387**	1,013,380	**700,357**	782,394
Value added tax refundable		**426,722**	428,952	**-**	30,958
Loans to other companies		**215,553**	276,883	**-**	50,000
Advance for machinery and material purchase		**198,307**	-	**-**	-
Current portion of receivable from sale of land		**260,201**	-	**-**	-
Others		**194,454**	191,855	**77,230**	58,043
TOTAL CURRENT ASSETS		**21,700,446**	14,367,961	**13,329,783**	9,332,390
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		**70,722**	523,394	**53,902**	-
Receivable from sale of land, net of current portion		**594,336**	-	**-**	-
Investments accounted for under equity method	10.1	**269,109**	472,190	**2,500,015**	1,568,804
Other long-term investments	10.2	**673,435**	769,690	**645,719**	661,807
Excess of net book value of subsidiaries over cost of investments		**(10,036)**	(10,036)	**-**	-
Long-term loans and advances to related parties - net	11	**290,333**	-	**3,530,725**	1,274,394
Property, plant and equipment - net	13	**11,390,924**	8,726,918	**10,164,094**	7,761,508
Advances for subcontractors		**421,359**	379,322	**29,125**	-
Deferred charges		**262,326**	-	**-**	-
Goodwill		**309,846**	-	**-**	-
Other non-current assets		**106,152**	120,940	**68,467**	58,613
TOTAL NON-CURRENT ASSETS		**14,378,506**	10,982,418	**16,992,047**	11,325,126
TOTAL ASSETS		**36,078,952**	25,350,379	**30,321,830**	20,657,516

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	14	**2,987,861**	860,805	**2,784,106**	542,473
Current portion of accounts payable - trust receipts		**962,116**	249,279	**830,672**	247,650
Trade accounts payable		**7,013,029**	3,321,812	**4,094,460**	2,108,509
Billing in excess of contract work in progress		**371,415**	175,804	**371,415**	126,985
Trade accounts payable - related parties	15	**1,399,042**	1,147,009	**1,118,037**	717,278
Short-term loans and advances from related parties	16	**282,312**	254,951	**660,983**	578,704
Current portion of advances received from customers under construction contracts		**3,582,205**	1,477,704	**1,556,729**	275,166
Current portion of hire purchases payable	17	**404,265**	378,794	**403,551**	289,139
Current portion of long-term loans	18	**745,606**	958,759	**703,051**	884,500
Other current liabilities					
Corporate income tax payable		**44,648**	170,693	**-**	90,577
Value added tax payable		**-**	-	**12,008**	-
Accrued expenses		**253,179**	323,788	**191,787**	143,212
Current portion of reserve for project expenses		**95,699**	81,208	**95,699**	81,206
Account payable to related party - share purchase		**56,809**	138,928	**56,809**	138,928
Others		**508,264**	226,168	**113,270**	40,814
TOTAL CURRENT LIABILITIES		**18,706,450**	9,765,702	**12,992,577**	6,265,141
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		**152,530**	248,229	**152,530**	248,229
Deferred gain on transferring assets to special purpose vehicle	28.1	**229,574**	229,574	**229,574**	229,574
Accounts payable - trust receipts, net of current portion		**1,065,484**	1,223,210	**1,065,484**	1,223,210
Advances received from customers under construction contract - net of current portion		**350,718**	1,148,824	**299,454**	-
Long-term loans from related parties	19	**-**	353,535	**-**	-
Hire purchases payable - net of current portion	17	**1,147,979**	1,307,635	**1,145,795**	1,183,014
Long-term loans - net of current portion	18	**2,764,469**	566,647	**2,383,243**	443,680
Loan from directors		**11,706**	-	**-**	-
Provision for loss from investments accounted for under equity method	10.1	**-**	-	**547,016**	648,332
TOTAL NON-CURRENT LIABILITIES		**5,722,460**	5,077,654	**5,823,096**	3,976,039
TOTAL LIABILITIES		**24,428,910**	14,843,356	**18,815,673**	10,241,180

The accompanying notes are an integral part of the financial statements

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
SHAREHOLDERS' EQUITY					
Share capital	21				
Registered share capital					
4,593,678,180 ordinary shares of Baht 1 each					
(2003: 373,867,818 ordinary shares of Baht 10 each)		**4,593,678**	3,738,678	**4,593,678**	3,738,678
Issued and fully paid share capital					
3,738,678,180 ordinary shares of Baht 1 each					
(2003: 373,867,818 ordinary shares of Baht 10 each)		**3,738,678**	3,738,678	**3,738,678**	3,738,678
Share premium		**1,606,625**	1,606,625	**1,606,625**	1,606,625
Unrealised gain (loss) on changes in value of investments		**39,331**	55,000	**39,331**	55,000
Translation adjustment	2.4	**(76,837)**	(151,739)	**(76,837)**	(151,739)
Retained earnings					
Appropriated - statutory reserve	26	**325,798**	264,922	**319,265**	258,389
Unappropriated		**5,872,562**	4,902,850	**5,879,095**	4,909,383
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		**11,506,157**	10,416,336	**11,506,157**	10,416,336
MINORITY INTERESTS - Equity attributable to minority					
shareholders of subsidiaries		**143,885**	90,687	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**11,650,042**	10,507,023	**11,506,157**	10,416,336
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**36,078,952**	25,350,379	**30,321,830**	20,657,516

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF EARNINGS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
REVENUES					
Revenues from construction services		**30,454,202**	17,920,477	**19,667,171**	12,275,698
Interest income		**75,313**	19,213	**47,274**	29,259
Reversal of allowance for loss from investment	10.1	**-**	124,516	**-**	124,516
Others		**517,677**	265,937	**487,021**	156,737
TOTAL REVENUES		**31,047,192**	18,330,143	**20,201,466**	12,586,210
EXPENSES					
Cost of services		**28,303,019**	16,025,423	**18,304,795**	11,522,984
Administrative expenses		**815,423**	785,721	**520,393**	596,178
Loss on exchange		**109,494**	42,672	**94,070**	25,037
TOTAL EXPENSES		**29,227,936**	16,853,816	**18,919,258**	12,144,199
EARNINGS FROM OPERATION		**1,819,256**	1,476,327	**1,282,208**	442,011
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE		**-**	12,598	**-**	25,000
ALLOWANCE FOR DOUBTFUL ACCOUNTS		**(89,724)**	(20,056)	**(62,803)**	(12,265)
REVERSAL OF AMOUNT DUE TO RELATED PARTY FORGIVENESS - NET	19	**211,702**	-	**-**	-
LOSS ON IMPAIRMENT OF INVESTMENTS		**(113,378)**	-	**(7,800)**	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		**7,495**	(3,934)	**377,332**	794,224
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		**1,835,351**	1,464,935	**1,588,937**	1,248,970
INTEREST EXPENSES		**(389,657)**	(240,484)	**(333,245)**	(205,272)
CORPORATE INCOME TAX	20	**(182,988)**	(264,895)	**(38,170)**	(123,074)
EARNINGS AFTER INCOME TAX		**1,262,706**	959,556	**1,217,522**	920,624
NET EARNINGS OF MINORITY INTERESTS		**(45,184)**	(38,932)	**-**	-
NET EARNINGS FOR THE YEAR		**1,217,522**	920,624	**1,217,522**	920,624

(Unit: Baht)

BASIC EARNINGS PER SHARE				
Net earnings	**0.33**	0.25	**0.33**	0.25

(Unit: Thousand shares)

Weighted average number of ordinary shares, with a par value Baht 1 each	**3,738,678**	3,738,678	**3,738,678**	3,738,678

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003

CONSOLIDATED

(Unit: Thousand Baht)	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings		Minority interest	Total
							Statutory reserve	Unappropriated		
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Revaluation surplus on assets		-	-	(2,754)	-	-	-	-	-	(2,754)
Unrealised gain on changes in value of investments		-	-	-	90,756	-	-	-	-	90,756
Translation adjustment		-	-	-	-	42,878	-	-	-	42,878
Items unrealised in earnings statement		-	-	(2,754)	90,756	42,878	-	-	-	130,880
Net earnings for the year 2003		-	-	-	-	-	-	920,624	-	920,624
Transferred to statutory reserve		-	-	-	-	-	258,389	(258,389)	-	-
Subsidiary's ordinary shares issued during the year		-	-	-	-	-	-	-	2,385	2,385
Minority interests for the year 2003		-	-	-	-	-	-	-	38,932	38,932
Dividend paid from subsidiary		-	-	-	-	-	-	-	(6,967)	(6,967)
Balance - as at 31 December 2003		3,738,678	1,606,625	-	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	-	(15,669)	-	-	-	-	(15,669)
Translation adjustment		-	-	-	-	74,902	-	-	-	74,902
Items unrealised in earnings statement		-	-	-	(15,669)	74,902	-	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	-	1,217,522	-	1,217,522
Transferred to statutory reserve		-	-	-	-	-	60,876	(60,876)	-	-
Dividend paid	22	-	-	-	-	-	-	(186,934)	-	(186,934)
Purchase investment in subsidiaries during the year	10.1	-	-	-	-	-	-	-	14,051	14,051
Minority interests for the year 2004		-	-	-	-	-	-	-	45,184	45,184
Decrease in minority interests from additional purchase of investment in a subsidiary		-	-	-	-	-	-	-	(4,566)	(4,566)
Dividend paid from subsidiary		-	-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 31 December 2004		3,738,678	1,606,625	-	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042

The accompanying notes are an integral part of the financial statements

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

TALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003							
		THE COMPANY ONLY							
							Retained earnings		
(Unit : Thousand Baht)	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Revaluation surplus on assets		-	-	(2,754)	-	-	-	-	(2,754)
Unrealised gain on changes in value of investments		-	-	-	90,756	-	-	-	90,756
Translation adjustment		-	-	-	-	42,878	-	-	42,878
Items unrealised in earnings statement		-	-	(2,754)	90,756	42,878	-	-	130,880
Net earnings for the year 2003		-	-	-	-	-	-	920,624	920,624
Transferred to statutory reserve		-	-	-	-	-	258,389	(258,389)	-
Balance - as at 31 December 2003		3,738,678	1,606,625	-	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	-	(15,669)	-	-	-	(15,669)
Translation adjustment		-	-	-	-	74,902	-	-	74,902
Items unrealised in earnings statement		-	-	-	(15,669)	74,902	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	-	1,217,522	1,217,522
Dividend paid	22	-	-	-	-	-	-	(186,934)	(186,934)
Transferred to statutory reserve		-	-	-	-	-	60,876	(60,876)	-
Balance - as at 31 December 2004		3,738,678	1,606,625	-	39,331	(76,837)	319,265	5,879,095	11,506,157

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
Cash flows from operating activities					
Net earnings		**1,217,522**	920,624	**1,217,522**	920,624
Adjustments to reconcile net earnings to net cash from (used in) operating activities:-					
Unrealized loss on exchange		**49,972**	60,360	**40,549**	44,351
Share of profit from investments in subsidiaries and joint ventures		**-**	-	**(369,837)**	(798,158
Share of loss (profit) from investments in associated companies		**(7,495)**	3,934	**(7,495)**	3,934
Minority interests		**45,184**	34,350	**-**	-
Reversal of inventories obsolescence		**-**	(12,598)	**-**	(25,000)
Allowance for doubtful debts		**89,724**	20,056	**62,803**	12,265
Reversal of allowance for loss from investments		**-**	(124,516)	**-**	(124,516)
Depreciation and amortisation		**1,178,574**	960,314	**841,830**	771,069
Amortisation of goodwill		**770**	-	**-**	-
Reversal of amount due to related party forgiveness - net		**(211,702)**	-	**-**	-
Loss on impairment of investments		**113,378**	-	**7,800**	-
Net earnings before changes in operating assets and liabilities		**2,475,927**	1,862,524	**1,793,172**	804,569
Operating assets (increase) decrease					
Trade accounts receivable		**(481,343)**	472,335	**(496,788)**	55,172
Trade accounts receivable - related companies		**(423,562)**	(73,687)	**(675,605)**	105,636
Loans and advances to related companies		**(320,581)**	13,305	**(2,828,599)**	(770,328)
Unbilled receivable		**(2,686,097)**	(758,594)	**(1,792,956)**	(93,465)
Accounts receivable - retention		**95,310**	201,547	**(181,492)**	382,694
Inventories and work in progress		**(671,802)**	(454,350)	**(361,880)**	(99,057)
Withholding tax deducted at source		**(56,007)**	(387,244)	**82,037**	(269,903)
Value added tax refundable		**2,230**	(122,014)	**30,958**	93,632
Loans to other companies		**58,476**	(276,883)	**48,252**	(50,000)
Advance for subcontractors		**(40,074)**	(149,142)	**(29,125)**	-
Advance for machinery and material purchase		**(198,307)**	-	**-**	-
Receivable from sale of land		**(854,537)**	-	**-**	-
Other current assets		**(2,619)**	1,155	**(19,187)**	(30,812)
Operating liabilities increase (decrease)					
Trade accounts payable		**3,691,365**	(471,373)	**1,985,951**	(660,180)
Trade accounts payable - related companies		**252,641**	(398,031)	**400,759**	(285,854)
Billing in excess of contract work in progress		**195,611**	(31,747)	**244,430**	30,023
Corporate income tax payable		**(126,045)**	33,006	**(90,577)**	42,897
Accrued expenses		**(70,609)**	68,457	**48,575**	(27,472)
Reserve for project expenses		**(81,208)**	96,212	**(81,206)**	96,212
Value added tax payable		**-**	-	**12,008**	-
Other current liabilities		**280,106**	(89,988)	**71,987**	(11,795)
Advances received from customers under construction contracts		**1,300,470**	836,564	**1,581,017**	(168,533)
Net cash provided by (used in) operating activities		**2,339,345**	372,052	**(258,269)**	(856,564)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2004**	2003	**2004**	2003
Cash flows from investing activities					
Decrease in marketable securities		**-**	2,990	**-**	-
Increase in property, plant and equipment - net		**(3,842,580)**	(1,233,591)	**(3,244,417)**	(1,097,486)
Increase in deferred charges		**(262,326)**	-	**-**	-
Decrease (increase) in investments accounted for under equity method		**(92,027)**	(260,303)	**(655,195)**	(547,125)
Increase in other long-term investments		**(32,792)**	(91,876)	**(7,381)**	(66,366)
Increase (decrease) in share subscription payable		**(82,119)**	138,928	**(82,119)**	138,928
Translation adjustment		**74,902**	42,878	**74,902**	42,878
Decrease (increase) in other assets		**14,788**	99,512	**(9,854)**	(19,885)
Net cash used in investing activities		**(4,222,154)**	(1,301,462)	**(3,924,064)**	(454,806)
Cash flows from financing activities					
Increase in cash at banks with maturity of more than three months and those pledged		**(65,565)**	(40,542)	**(99,481)**	(17,393)
Increase (decrease) in bank overdrafts and loans from financial institutions		**2,127,503**	(269,171)	**2,242,080**	(240,437)
Increase (decrease) in loans and advances from related companies		**(114,472)**	141,843	**82,279**	155,634
Increase in long-term loans		**1,984,669**	880,443	**1,758,114**	683,218
Increase (decrease) in hire purchases payable		**(149,528)**	(114,209)	**61,850**	24,483
Increase (decrease) in accounts payable - trust receipts		**554,992**	(474,823)	**425,296**	64,738
Increase in loan from directors		**11,706**	-	**-**	-
Dividend paid		**(186,465)**	-	**(186,465)**	-
Dividend paid from subsidiary to minority interests		**-**	(6,967)	**-**	-
Net cash provided by financing activities		**4,162,840**	116,574	**4,283,673**	670,243
Net increase (decrease) in cash and cash equivalents		**2,280,031**	(812,836)	**101,340**	(641,127)
Cash and cash equivalents at beginning of year		**1,961,868**	2,774,704	**879,018**	1,520,145
Cash and cash equivalents at end of year	4	**4,241,899**	1,961,868	**980,358**	879,018
Supplemental cash flows information					
Cash paid during the year for:-					
Interest expense		**396,323**	276,754	**327,337**	239,635
Corporate income tax		**903,510**	593,227	**548,422**	345,798
Non cash transactions:-					
Unrealised gain (loss) on changes in value of investments		**(15,669)**	90,756	**(15,669)**	90,756

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
AS AT 31 DECEMBER 2004 AND 2003

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

2. BASIS OF CONSOLIDATION

2.1 The consolidated financial statements include the financial statements for the years ended 31 December 2004 and 2003 of Italian-Thai Development Public Company Limited (hereinafter called çthe Companyé), its subsidiaries, and its jointly controlled joint ventures as follows: -

Company name	Place of business	Percentage owned by the Company	
		2004	2003
Subsidiaries:			
Myanmar ITD Co., Ltd.	Myanmar	**99.99**	99.99
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned): - Italian-Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., and Ayeyarwady Multitrade Co., Ltd.	Thailand	**99.99**	99.99
PT. Thailindo Bara Pratama	Indonesia	**99.99**	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	**99.99**	99.99
Thai Pride Cement Co., Ltd.	Thailand	**99.99**	-
Nha Pralarn Crushing Co., Ltd.	Thailand	**99.91**	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	**99.70**	99.70
Italthai Marine Ltd.	Thailand	**86.96**	-
Italthai Trevi Co., Ltd.	Thailand	**80.45**	80.45
Asian Steel Products Co., Ltd.	Thailand	**69.90**	69.90
Thai Maruken Co., Ltd. and its subsidiaries (99.9% owned): - Daiwa Jack Co., Ltd. and Mech Co., Ltd.	Thailand	**50.96**	50.96
Khunka Faifa Thai Co., Ltd.	Thailand	**61.54**	61.54
Joint ventures (proportionate consolidation):			
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	Thailand	**65.00**	65.00
ITD - NSC Joint Venture	Thailand	**50.50**	62.70
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	Thailand	**60.00**	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	**60.00**	60.00
Joint Venture Italian-Thai - Evergreen (Formerly known as "Joint Venture of Italian-Thai Development Public Company Limited and Evergreen Construction Corporation")	Taiwan	**55.00**	55.00
Sumitomo - Italian-Thai Joint Venture	Thailand	**51.00**	51.00
ITD - NCC Joint Venture (Formerly known as "Italian-Thai Nishimatsu Joint Venture")	Thailand	**51.00, 60.00**	51.00
IN Joint Venture	Thailand	**51.00**	51.00
Ando and Italian-Thai Development Joint venture	Thailand	**45.00**	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	**45.00**	45.00
ITO Joint Venture	Thailand	**40.00**	40.00

Company name	Place of business	Percentage owned by the Company	
		2004	2003
Shimizu - ITD Joint Venture	Bangladesh	**40.00, 49.00**	40.00
IOT Joint Venture	Thailand	**40.00**	40.00
ION Joint Venture	Thailand	**39.00**	39.00
IDS Joint Venture	Thailand	**35.00**	35.00
I.C.C.T. Joint Venture	Thailand	**25.00**	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	**25.00**	25.00
Joint Venture Evergreen - Italian-Thai - PEWC (Formerly known as "Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited")	Taiwan	**25.00**	25.00

2.2 In the first quarter for the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Limited and Thai Pride Cement Company Limited, respectively. In the second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

2.3 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totalling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totalling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

2.4 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

2.5 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

2.6 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

2.7 The financial statements for the year ended 31 December 2004 of four subsidiaries and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
PT. Thailindo Bara Pratama	112	61	(63)	(222)
Myanmar ITD Co., Ltd.	1	-	(15)	(1)
Daiwa Jack Co., Ltd. (held by Thai Maruken Co., Ltd.)	11	-	-	-
Mech Co., Ltd. (held by Thai Maruken Co., Ltd.)	2	-	-	-
Joint Venture Evergreen - Italian-Thai - PEWC	40	294	697	160
Joint Venture Italian-Thai - Evergreen	616	849	26	21
NWR, ITD, CNT & AS Joint Venture	96	242	12	6
	878	1,446	657	(36)

The financial statements for the year ended 31 December 2003 of four subsidiaries and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)	**Total assets**	**Total revenues**	**Investments accounted for under equity method**	**Share of profit (loss) from investments accounted for under equity method**
PT. Thailindo Bara Pratama	549	33	55	(11)
Myanmar ITD Co., Ltd.	1	-	(14)	(2)
Daiwa Jack Co., Ltd. (held by Thai Maruken Co., Ltd.)	11	-	-	-
Mech Co., Ltd. (held by Thai Maruken Co., Ltd.)	5	-	-	-
Joint Venture Evergreen - Italian - Thai PEWC	192	1,570	537	537
Joint Venture Italian-Thai - Evergreen	221	205	5	5
NWR, ITD, CNT & AS Joint Venture	197	389	7	5
	1,176	2,197	590	534

2.8 The financial statements for the year ended 31 December 2004 of an overseas subsidiary and an overseas joint venture which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2004 were Baht 1,011 million (2003: Baht 1,141 million) and no their aggregate revenues for the year then ended (their aggregate revenues for the year ended 31 December 2003 was Baht 281 million).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand which are effective under the Accounting Act B.E. 2543.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarised below.

3.1 Revenues

Revenues from construction services, excluding value added tax, are recognised on the basis of percentage of completion. The recognised revenues which have not yet been due as per contracts have been presented as "Unbilled receivable" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognised as revenue have been presented as "Billing in excess of contract work in progress" in the balance sheet.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

3.3 Investments

Investments in securities held for trading are determined at fair value. The Company, its subsidiaries and joint ventures recorded gains or losses arising from changes in value of securities are included in the earnings statements.

Investments in available-for-sale securities, both held for short-term and long-term investments, are determined at fair value. The change in value of securities is recorded as separate item in shareholders' equity until securities are sold, the change shall be included in earnings statements

Investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost, net of allowance for impairment (if any).

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand. The fair value of unit trust is determined from its net assets value.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments are included in determining earnings when the carrying amount exceeds its recoverable value.

The Company, its subsidiaries and joint ventures used the weighted average method for computation of the cost of investments.

Investments in subsidiaries and joint ventures in the Company's financial statements and investments in associated companies in the consolidated statements and the Company's financial statements recorded under the equity method, being recorded at cost at the acquisition date and, for each subsequent year, adjusted to incorporate the Company's proportionate share of the operating results of the subsidiaries, associated companies and joint ventures.

Losses in excess of the cost of investments in subsidiaries, associated companies and joint ventures are presented as non-current liabilities in the balance sheets under the caption "Provision for loss in investment accounted for under equity method".

3.4 Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (weighted average method) and net realisable value.

3.5 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 8.33-33.33 percent per annum, respectively. No depreciation is provided for land.

In 2003, there is a change in the estimation of the useful lives of certain of the Company's equipment, with aggregate net book values of approximately Baht 3,162 million, from 6.67 years to 12 and 20 years, in order to more appropriately reflect the economic benefit of these assets. This change has resulted in increases in the Company's earnings for the year 2003 amounting to Baht 266 million.

3.6 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may incur in collection of receivables. The allowance is based on collection experience and current status of receivables outstanding at the balance sheet date.

3.7 Financial lease contracts

The Company and its subsidiaries regard a lease that transfers substantially all the risks and rewards to ownership as a financial lease whereby the fair value of the leased properties is recorded as assets and commitment of the future rental (deducted interest portion) as liabilities.

Interest expense or finance charge is included in determining earnings according to the remaining balance of the liabilities.

3.8 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

3.9 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

3.10 Basic earnings per share

Basic earnings per share is calculated by dividing net earnings for the year by the weighted average number of ordinary shares held by outside parties in issue during the year.

Basic earnings per share for the year ended 31 December 2003, has been adjusted as though the share split had been effective since the beginning of the reported year.

4. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Cash and deposits at banks	**4,251,394**	1,971,195	**980,492**	879,030
Less: Amounts with maturity of more than 3 months	**(9,495)**	(9,327)	**(134)**	(12)
Cash and cash equivalents	**4,241,899**	1,961,868	**980,358**	879,018

5. PLEDGED DEPOSITS AT BANKS

As at 31 December 2004, approximately Baht 382 million (2003: Baht 210 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 122 million (2003: Baht 222 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 141 million (2003: Baht 148 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

6. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2004 and 2003 is as follows:-

Overdue (Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Less than 3 months	**2,834,813**	2,395,114	**1,778,762**	1,203,563
3 - 6 months	**264,988**	147,535	**156,466**	118,653
6 - 12 months	**78,190**	251,658	**20,928**	193,306
More than 12 months	**1,422,565**	1,397,018	**1,100,469**	1,118,223
Total	**4,600,556**	4,191,325	**3,056,625**	2,633,745
Less: Allowance for doubtful accounts	**(1,326,418)**	(1,331,657)	**(1,062,990)**	(1,072,218)
Trade accounts receivable - net	**3,274,138**	2,859,668	**1,993,635**	1,561,527

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue more than 6 months.

7. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances of related parties as at 31 December 2004 and 2003 are as follows:-

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	**761,288**	520,071
IOT Joint Venture	-	-	**586,569**	53,769
ITD - NCC Joint Venture	-	-	**112,016**	32,074
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	**53,803**	84,449
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	-	-	**47,454**	76,227
Sumitomo - Italian-Thai Joint Venture	-	-	**46,058**	86,577
IN Joint Venture	-	-	**43,272**	-
Thai Pride Cement Co., Ltd.	-	-	**39,681**	-
PT. Thailindo Bara Pratama	-	-	**36,872**	81,257
NWR, ITD, CNT & AS Joint Venture	-	-	**35,941**	157,962
Italian - Thai International Co., Ltd.	-	-	**33,873**	31,978
Shimizu - ITD Joint Venture	-	-	**19,356**	15,410

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
IDS Joint Venture	-	-	**12,714**	6,998
ION Joint Venture	-	-	**8,263**	24,090
Others	-	-	**83,879**	62,487
Total	-	-	**1,921,039**	1,233,349
Less: Allowance for doubtful accounts	-	-	**(21,900)**	(21,900)
Net	-	-	**1,899,139**	1,211,449
Associated companies				
MCRP Construction Corporation, Philippines	**853,149**	845,108	**814,134**	814,907
Others	**7,986**	4,507	**7,627**	4,507
Total	**861,135**	849,615	**821,761**	819,414
Less: Allowance for doubtful accounts	**(796,404)**	(785,644)	**(757,389)**	(755,443)
Net	**64,731**	63,971	**64,372**	63,971
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	**58,345**	58,691	**58,345**	58,345
Italthai Industrial Co., Ltd.	**26,010**	-	**26,010**	-
Trevi SPA	**24,275**	24,297	-	-
Alcatel (Thailand) Co., Ltd.	**487**	7,865	-	-
Alcatel Cable France	**21,135**	-	-	-
Medical Device Manufacturer (Thailand) Limited	**4,291**	-	**4,291**	-
Siam Steel Syndicate Co., Ltd.	**2,534**	6,620	**1,498**	6,620
The Oriental Hotel (Thailand) Plc.	**773**	8,126	**773**	8,126
Italthai Marine Co., Ltd.	-	29,228	-	29,086
Others	**37,380**	38,071	**8,570**	10,061
Total	**175,230**	172,898	**99,487**	112,238
Less: Allowance for doubtful accounts	**(66,549)**	(66,549)	**(66,549)**	(66,549)
Net	**108,681**	106,349	**32,938**	45,689
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	**456,773**	312,043	-	-
IOT Joint Venture	**351,941**	32,261	-	-
ITD - NCC Joint Venture	**49,240**	15,716	-	-
NWR, ITD, CNT & AS Joint Venture	**26,956**	118,471	-	-
Sumitomo - Italian-Thai Joint Venture	**22,569**	42,423	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**21,521**	33,780	-	-
IN Joint Venture	**21,203**	106	-	-
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	**16,609**	26,679	-	-
Shimizu - ITD Joint Venture	**11,056**	9,246	-	-
Others	**10,326**	4,856	-	-
Total	**988,194**	595,581	-	-
Trade accounts receivable - related parties	**1,161,606**	765,901	**1,996,449**	1,321,109

The aging of outstanding trade accounts receivable - related parties as at 31 December 2004 and 2003 balances are as follows:-

Overdue (Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Less than 3 months	**785,896**	442,340	**1,374,194**	787,248
3 - 6 months	**86,062**	44,288	**139,220**	130,217
6 - 12 months	**43,436**	143,407	**91,356**	233,533
More than 12 months	**1,109,165**	988,059	**1,237,517**	1,014,003
Total	**2,024,559**	1,618,094	**2,842,287**	2,165,001
Less: Allowance for doubtful accounts	**(862,953)**	(852,193)	**(845,838)**	(843,892)
Net	**1,161,606**	765,901	**1,996,449**	1,321,109

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances which are more than 12 months overdue.

8. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2004 and 2003 are as follows:-

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Subsidiaries and joint ventures				
Joint Venture Italian-Thai - Evergreen	-	-	**513,273**	19,242
PT. Thailindo Bara Pratama	-	-	**210,233**	190,824
IOT Joint Venture	-	-	**60,000**	-
Shimizu - ITD Joint Venture	-	-	**2,609**	21,790
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	-	2,000
Others	-	-	**3,133**	2,098
Total	-	-	**789,248**	235,954
Associated companies				
MCRP Construction Corporation, Philippines	**17,114**	19,003	**17,114**	19,003
Italian-Thai Gypsum Co., Ltd.	**4,600**	4,600	**4,600**	4,600
Others	-	304	-	-
Total	**21,714**	23,907	**21,714**	23,603
Less: Allowance for doubtful accounts	**(4,600)**	(4,600)	**(4,600)**	(4,600)
Net	**17,114**	19,307	**17,114**	19,003
Related companies				
(Related by way of common directors)				
Obayashi Corporation	**24,000**	-	-	-
Others	**4,253**	2,766	-	-
Total	**28,253**	2,766	-	-
Less: Allowance for doubtful accounts	-	-	-	-
Net	**28,253**	2,766	-	-
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	-	13,074	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	800	-	-
Others	-	35	-	-
Total	-	13,909	-	-
Short-term loans and advances to related parties - net	**45,367**	35,982	**806,362**	254,957

Significant movements in the short-term loans and advances to related parties balances during the year ended 31 December 2004 are as follows:-

(Unit: Thousand Baht)	31 December 2003	During the year Increase	During the year Decrease	31 December 2004
Subsidiaries and joint ventures				
Joint Venture Italian-Thai - Evergreen	19,242	494,031	-	**513,273**
PT. Thailindo Bara Pratama	190,824	19,409	-	**210,233**
IOT Joint Venture	-	60,000	-	**60,000**
Shimizu - ITD Joint Venture	21,790	-	(19,181)	**2,609**
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	2,000	-	(2,000)	**-**
Associated company				
MCRP Construction Corporation, Philippines	19,003	-	(1,889)	**17,114**
Related companies				
Obayashi Corporation	-	24,000	-	**24,000**
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	13,074	-	(13,074)	**-**
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	800	-	(800)	**-**

9. INVENTORIES AND WORK IN PROGRESS

(Unit: Thousand Baht)	CONSOLIDATED 2004	CONSOLIDATED 2003	THE COMPANY ONLY 2004	THE COMPANY ONLY 2003
Construction in progress	**1,108,714**	882,539	**-**	13,371
Materials	**942,860**	495,117	**782,802**	407,551
Total	**2,051,574**	1,377,656	**782,802**	420,922
Less: Provision for inventory obsolescence	**(32,463)**	(30,347)	**-**	-
Inventories and work in progress - net	**2,019,111**	1,347,309	**782,802**	420,922

10. INVESTMENTS IN RELATED PARTIES

10.1 Investments accounted for under equity method

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding 2004	Percentage of shareholding 2003	Investment Cost 2004	Investment Cost 2003	Investment Equity 2004	Investment Equity 2003
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	**99.99**	99.99	**1,483**	1,483	**(15,044)**	(14,466)
Italian-Thai International Co., Ltd.	Holding company	400,000	**99.99**	99.99	**400,000**	400,000	**(124,246)**	(348,002)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	**99.99**	99.99	**108,071**	108,071	**(62,695)**	55,091
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	**99.99**	99.99	**5,075**	5,075	**(5,768)**	682
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	311,250	**99.99**	-	**596,250**	-	**570,845**	-
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	**99.91**	99.91	**999**	999	**(2,655)**	(2,702)

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2004	2003	**2004**	2003	**2004**	2003
			Percent	Percent				
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	**99.70**	99.70	**82,296**	82,296	**80,793**	77,180
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	**86.96**	-	**80,000**	-	**63,930**	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	**80.45**	80.45	**55,689**	55,689	**104,035**	33,274
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	**69.90**	69.90	**7,004**	7,004	**99,421**	106,472
Khunka Faifa Thai Co., Ltd.	Dissolution	1,000	**-**	61.54	**-**	615	**-**	(13,708)
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	**50.96**	50.96	**10,196**	10,196	**40,869**	7,188
Total investments in subsidiaries					**1,347,063**	671,428	**749,485**	(98,991)
Investments in joint ventures								
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	Track doubling contractor	-	**65.00**	65.00	**-**	-	**66,609**	66,510
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	**60.00**	60.00	**-**	-	**(65,080)**	16,283
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	**60.00**	60.00	**-**	-	**12,613**	18,789
Joint Venture Italian-Thai - Evergreen	Construction of underground electrical train station	-	**55.00**	55.00	**-**	-	**25,806**	4,912
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	**51.00**	51.00	**-**	-	**26,120**	29,675
ITD - NCC Joint Venture	Construction of electrical work on terminal building and construction of Nam Theun 2 Hydropower Project in Laos	-	**51.00, 60.00**	51.00	**-**	-	**23,312**	8,827
IN Joint Venture	Construction of water drainage tunnel	-	**51.00**	51.00	**-**	-	**4,196**	754
ITD - NSC Joint Venture	Dedicated pipeline project	-	**50.50**	50.50	**-**	-	**34,157**	6,189
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	**-**	-	**(227,170)**	(227,159)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	**-**	-	**(42,306)**	(42,295)
ITO Joint Venture	Construction of terminal building and concourse building	-	**40.00**	40.00	**-**	-	**78,596**	40,570
Shimizu - ITD Joint Venture	Contractor for construction of street and bridge	-	**40.00, 49.00**	40.00	**-**	-	**(2,052)**	4,830
IOT Joint Venture	Airfield pavements construction	-	**40.00**	40.00	**-**	-	**127,109**	11,096
ION Joint Venture	Contractor for construction of underground train track	-	**39.00**	39.00	**-**	-	**91,129**	118,820
IDS Joint Venture	Construction of electrical work on terminal building	-	**35.00**	35.00	**-**	-	**27,741**	4,901
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	**25.00**	25.00	**-**	-	**46,643**	56,200
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	**25.00**	25.00	**-**	-	**12,314**	6,617
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	**25.00**	25.00	**-**	-	**697,193**	537,438
Total investments in joint ventures					**-**	-	**936,930**	662,957

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2004	2003	**2004**	2003	**2004**	2003
			Percent	*Percent*				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	**50.00**	50.00	**50,000**	50,000	**50,000**	50,000
Less: Allowance on impairment					**(50,000)**	(50,000)	**(50,000)**	(50,000)
					-	-	**-**	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	**50.00**	50.00	**5,250**	5,250	**-**	-
Joint Venture of Italian-Thai Plc. Development and Montcocol TP	Dissolution as at 31 May 2004	-	**-**	50.00	**-**	-	**-**	7,778
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	**49.00**	49.00	**2,450**	2,450	**17,701**	21,511
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	**49.00**	49.00	**9,800**	9,800	**-**	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**46.69**	46.69	**27,373**	109,492	**28,516**	111,547
Chantaburi Farm Co., Ltd.	Real estate development	100,000	**35.72**	35.72	**21,429**	21,429	**26,745**	31,088
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	**30.00**	30.00	**7,500**	7,500	**11,341**	7,345
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	**30.00**	30.00	**7,800**	7,800	**12,301**	12,301
Less: Allowance on impairment					**(7,800)**	-	**(12,301)**	-
					-	7,800	**-**	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	**25.00**	25.00	**198**	198	**-**	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	**24.00**	24.00	**12,000**	12,000	**-**	3,095
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	**24.00**	24.00	**3,000**	3,000	**-**	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	**20.41**	22.23	**175,000**	175,000	**111,030**	115,995
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	**22.16**	22.16	**71,603**	71,603	**71,251**	45,416
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	**21.54**	21.54	**215**	215	**-**	215
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	**21.54**	21.54	**215**	215	**-**	215
Praram 9 Square Ltd.	Shopping center development	750,000	**20.00**	20.00	**150,000**	150,000	**150,000**	150,000
Less: Allowance on impairment					**(150,000)**	(150,000)	**(150,000)**	(150,000)
					-	-	**-**	-
Total investments in associated companies					**336,033**	425,952	**266,584**	356,506
Total					**1,683,096**	1,097,380	**1,952,999**	920,472
Add: Allowance for loss from investments under equity method					**-**	-	**547,016**	648,332
Total investments accounted for under equity method					**1,683,096**	1,097,380	**2,500,015**	1,568,804

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2004	2003	**2004**	2003	**2004**	2003
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					**336,033**	425,952	**266,584**	356,506
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	**30.00**	30.00	**296,700**	296,700	**296,700**	296,700
Less: Allowance on impairment					**(296,700)**	(191,119)	**(296,700)**	(191,119)
					-	105,581	**-**	105,581
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**4.30**	4.30	**2,525**	10,103	**2,525**	10,103
Total					**2,525**	115,684	**2,525**	115,684
Total investments accounted for under equity method					**338,558**	541,636	**269,109**	472,190

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the first quarter of the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Limited and Thai Pride Cement Company Limited, respectively. In the second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

In 2003, the Company sold of all of its investment in Pla-Daeng Co., Ltd. and reversed allowance for loss from investment amounting to Baht 125 million.

10.2 Other long-term investments

(Unit: Thousand Baht)	Nature of business	Percentage of shareholding		Investment	
		2004	2003	**2004**	2003
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	**19.80**	19.80	**247,500**	247,500
Less: Allowance on impairment				**(247,500)**	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	**16.25**	16.25	**26,000**	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	**15.00**	15.00	**8,420**	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	**11.54**	11.54	**12**	12
Less: Allowance on impairment				**(12)**	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	**10.90**	10.90	**54,500**	54,500
Less: Allowance on impairment				**(54,500)**	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	**10.00**	10.00	**24,000**	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	**6.95**	6.95	**50,069**	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	**5.00**	5.00	**5,000**	5,000
Less: Allowance on impairment				**(4,687)**	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	**4.58**	4.58	**47,313**	58,225
Less: Allowance on impairment				**(47,313)**	(58,225)
				-	-

(Unit: Thousand Baht)	Nature of business	Percentage of shareholding		Investment	
		2004	2003	**2004**	2003
		Percent	Percent		
Universal Education Co., Ltd.	Educational services	**2.22**	2.22	**4,000**	4,000
The Bangkok Club Co., Ltd.	Entertainment services	**0.44**	0.44	**3,000**	3,000
The Exchange Square Co., Ltd.	Real estate development	**Advance**	Advance	**5,000**	5,000
Less: Allowance on impairment		**payment**	payment	**(5,000)**	(5,000)
				-	-
Finance One Plc.	Finance business	**-**	-	**585,000**	585,000
Less: Allowance on impairment				**(585,000)**	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	**14.72**	14.72	**325,139**	325,139
Add: Unrealised gain from changes in value of investments				**123,558**	220,866
				448,697	546,005
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	**14.63**	-	**172,735**	-
Add: Unrealised loss from changes in value of investments				**(91,515)**	-
				81,220	-
K.C. Property Plc. (Formerly known as "Modern Home Development Plc.")	Real estate development	**1.04**	11.32	**9,139**	9,139
Less: Allowance on impairment				**(9,139)**	(9,139)
				-	-
Total investments in other companies				**645,719**	661,807
Consolidated					
Investments in other companies, directly held by the Company				**645,719**	661,807
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	**17.74**	17.74	**21,240**	21,240
Less: Allowance on impairment				**(21,240)**	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	**10.00**	10.00	**1,250**	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	**4.28**	4.28	**3,053**	3,053
Less: Allowance on impairment				**(3,053)**	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	**0.86**	0.86	**19,178**	19,178
Add: Unrealised gain from changes in value of investments				**7,288**	13,027
				26,466	32,205
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	-	14.63	**-**	253,322
Less: Unrealised loss on changes in value of investments				**-**	(178,894)
				-	74,428
Total				**27,716**	107,883
Total investments in other companies				**673,435**	769,690

11. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2004 and 2003 are as follows: - (the interest rate has been determined by approximately market rate):-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2004**	2003	**2004**	2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	**1,096,880**	696,880
Bhaka Bhumi Development Co., Ltd.	-	-	**739,124**	-
ITD - NCC Joint Venture	-	-	**340,309**	107,100
Siam Concrete and Brick Products Co., Ltd.	-	-	**323,749**	-
Ando and Italian-Thai Development Joint Venture	-	-	**230,400**	230,400
Italian-Thai International Co., Ltd.	-	-	**106,275**	165,339
IDS Joint Venture	-	-	**140,000**	21,000
IN Joint Venture	-	-	**113,220**	-
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	**75,000**	-
Thai Ando and Italian-Thai Development Joint Venture	-	-	**33,660**	33,660
Others	-	-	**41,775**	31,083
Total	-	-	**3,240,392**	1,285,462
Less: Allowance for doubtful accounts	-	-	-	(11,068)
Net	-	-	**3,240,392**	1,274,394
Associated companies				
Palang Thai Kaowna Co., Ltd.	**461,840**	461,840	**461,840**	461,840
Khunka Palang Thai Co., Ltd.	**58,889**	58,889	**58,889**	58,889
Mcquay (Thailand) Co., Ltd.	**11,788**	11,788	**11,788**	11,788
Total	**532,517**	532,517	**532,517**	532,517
Less: Allowance for doubtful accounts	**(532,517)**	(532,517)	**(532,517)**	(532,517)
Net	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	**554,097**	554,097	**554,097**	554,097
Nam Theun 2 Power Co., Ltd.	**290,333**	-	**290,333**	-
Bangkok Mass Transit System Plc.	**99,374**	97,626	**99,374**	97,626
Palit Palang Ngan Co., Ltd.	**94,231**	94,231	**94,231**	94,231
Pla-Daeng Co., Ltd.	**59,075**	59,075	**59,075**	59,075
Southern Industries (1996) Co., Ltd.	**24,673**	24,673	**24,673**	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	**35,761**	36,867	-	-
Total	**1,157,544**	866,569	**1,121,783**	829,702
Less: Allowance for doubtful accounts	**(867,211)**	(866,569)	**(831,450)**	(829,702)
Net	**290,333**	-	**290,333**	-
Long-term loans and advances to related companies - net	**290,333**	-	**3,530,725**	1,274,394

Significant movements in the long-term loans and advances to related parties balances for the year ended 31 December 2004 are as follows:-

(Unit : Thousand Baht)	31 December 2003	During the year Increase	During the year Decrease	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	696,880	**400,000**	-	**1,096,880**
Bhaka Bhumi Development Co., Ltd.	-	**739,124**	-	**739,124**
ITD - NCC Joint Venture	107,100	**233,209**	-	**340,309**
Siam Concrete and Brick Products Co., Ltd.	-	**323,749**	-	**323,749**
IDS Joint Venture	21,000	**119,000**	-	**140,000**
IN Joint Venture	-	**113,220**	-	**113,220**
Italian -Thai International Co., Ltd.	165,339	-	(59,064)	**106,275**
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	**75,000**	-	**75,000**
Related companies				
Nam Theun 2 Power Co., Ltd.	-	**290,333**	-	**290,333**
Bangkok Mass Transit System Plc.	97,626	**1,748**	-	**99,374**
Central Bay Reclamation and Development Corp.	36,867	-	(1,106)	**35,761**

12. LOAN TO OTHER PARTY

As at 31 December 2004, "Loan to other party" is USD 20 million outstanding balance (2003: USD 22 million) which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. However, the Company has already set up provision for loss in full amount.

13. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit: Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2003	1,415,760	3,172,235	9,689,614	66,384	206,711	14,550,704
Acquisitions/Transfer in	239,164	895,736	2,017,329	48,562	765,913	3,966,704
Disposals/Transfer out	-	-	(137,768)	(267)	(698,015)	(836,050)
Translation adjustment	-	(114)	(6,301)	-	-	(6,415)
31 December 2004	1,654,924	4,067,857	11,562,874	114,679	274,609	17,674,943
Accumulated depreciation						
31 December 2003	-	1,026,891	5,705,572	56,733	-	6,789,196
Depreciation for the year	-	168,595	647,688	25,547	-	841,830
Depreciation for disposals	-	-	(118,143)	(267)	-	(118,410)
Translation adjustment	-	(2)	(1,776)	11	-	(1,767)
31 December 2004	-	1,195,484	6,233,341	82,024	-	7,510,849
Net book value						
31 December 2003	1,415,760	2,145,344	3,984,042	9,651	206,711	7,761,508
31 December 2004	1,654,924	2,872,373	5,329,533	32,655	274,609	10,164,094
Depreciation in 2003 earnings statement						770,117
Depreciation in 2004 earnings statement						841,830

CONSOLIDATED

(Unit: Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2003	1,551,572	3,328,749	11,476,279	98,545	214,416	16,669,561
Acquisitions/Transfer in	293,042	984,787	2,439,756	48,560	1,176,721	4,942,866
Disposals/Transfer out	-	(1,106)	(833,495)	(10,145)	(702,279)	(1,547,025)
Translation adjustment	-	(114)	(55,649)	(1,130)	-	(56,893)
31 December 2004	1,844,614	4,312,316	13,026,891	135,830	688,858	20,008,509
Accumulated depreciation						
31 December 2003	-	1,134,313	6,744,162	64,168	-	7,942,643
Depreciation for the year	-	247,853	900,791	29,930	-	1,178,574
Depreciation for disposals	-	(67)	(485,400)	(1,810)	-	(487,277)
Translation adjustment	-	(1,108)	(15,090)	(157)	-	(16,355)
31 December 2004	-	1,380,991	7,144,463	92,131	-	8,617,585
Net book value						
31 December 2003	1,551,572	2,194,436	4,732,117	34,377	214,416	8,726,918
31 December 2004	1,844,614	2,931,325	5,882,428	43,699	688,858	11,390,924
Depreciation in 2003 earnings statement						950,856
Depreciation in 2004 earnings statement						1,178,574

In 2003, the Company and an associated company entered into a restructuring agreement with the loan creditors of the associated company, whereby the Company received ownership of the office buildings which the Company purchased from this associated company in 1978 at a price of approximately Baht 1,121 million and the Company paid transfer costs of Baht 387 million to the creditors. The Company has mortgaged part of the building with aggregate net book values of approximately Baht 622 million and land of Baht 60 million with a bank to secure long-term loans from this bank.

As at 31 December 2004, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 82.9 million (2003: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks. In addition in 2004, the Company has mortgaged Baht 235 million of the land with bank to secure long-term loan.

As at 31 December 2004 and 2003, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,065 million and Baht 4,318 million, respectively (The Company Only: Baht 4,438 million and Baht 3,909 million, respectively).

As at 31 December 2004 and 2003, machinery, equipment and vehicles with net book value amounting to Baht 1,604 million and Baht 1,422 million are acquired under hire purchase contracts, as referred to in Note 17.

14. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2004 and 2003 are as follows:-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million Baht)	**2004**	2003	**2004**	2003
Bank overdrafts	**170**	156	**119**	108
Loans from financial institutions	**2,818**	705	**2,665**	435
Total	**2,988**	861	**2,784**	543

These represent loans obtained from local and overseas financial institutions in both Baht currency and in the following foreign currencies:-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million))	**2004**	2003	**2004**	2003
Baht	**2,230**	650	**2,077**	381
PESO	**80**	20	**80**	20
USD	**-**	1	**-**	1
NTD	**225**	-	**225**	-
Rupees	**285**	-	**285**	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan, Philippines and SIBOR for foreign currency loans.

Part of loans from banks, amounting to Baht 989 million are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

15. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2004 and 2003 are as follows:-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2004**	2003	**2004**	2003
Subsidiaries and joint ventures				
IOT Joint Venture	**-**	-	**235,008**	-
I.C.C.T. Joint Venture	**-**	-	**184,354**	184,759
ITO Joint Venture	**-**	-	**155,163**	169,273
Italthai Trevi Co., Ltd.	**-**	-	**103,200**	15,897
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**42,407**	15,283
Thai Maruken Co., Ltd.	**-**	-	**28,423**	15,380
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture")	**-**	-	**25,645**	6,707
Asian Steel Product Co., Ltd.	**-**	-	**13,857**	1,078
Thai Pride Cement Co., Ltd.	**-**	-	**11,811**	-
IN Joint Venture	**-**	-	**10,529**	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**-**	-	**3,297**	17,879
Others	**-**	-	**13,982**	18,655
Total	**-**	-	**827,676**	444,911
Associated companies				
MCRP Construction Corporation, Philippines	**131,006**	142,698	**131,006**	142,698
Bangkok Steel Wire Co., Ltd.	**21,550**	16,169	**7,266**	6,901
Thai Rent All Co., Ltd.	**15,048**	10,305	**14,345**	10,108
ATO-Asia Turnouts Ltd.	**2,285**	8,301	**486**	794
Others	**5,675**	13,435	**-**	-
Total	**175,564**	190,908	**153,103**	160,501
Related companies				
(Related by way of common directors)				
Takenaka Corporation	**237,917**	150,523	**-**	-
Obayashi Corporation	**208,403**	146,949	**-**	-
Nippon Steel Corporation	**92,446**	-	**-**	-
Siam Steel Syndicate Co., Ltd.	**82,902**	66,324	**78,927**	62,661
Italthai Industrial Co., Ltd.	**51,281**	28,942	**40,708**	18,628

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Charoong Thai Wire & Cable Plc.	**19,236**	21,750	**15,688**	2,760
Nawarat Patanakarn Plc.	**15,544**	52,889	**-**	-
Christiani and Nielsen (Thai) Plc.	**15,136**	40,819	**-**	-
Trevi Contractor BV	**14,795**	14,997	**-**	-
Trevi SPA	**13,237**	13,965	**-**	-
A.S. Associate Engineering (1964) Co., Ltd.	**9,343**	21,750	**-**	-
Medical Device Manufacturer (Thailand) Limited	**1,813**	23,125	**1,813**	23,125
Thai Obayashi Co., Ltd.	**30**	13,433	**-**	-
Thai Takenaka International Ltd.	**-**	15,399	**-**	-
Alcatel Contracting S.A.	**-**	12,484	**-**	-
Cogifer TF	**-**	2,438	**-**	-
Others	**70,025**	74,020	**122**	4,692
Total	**832,108**	699,807	**137,258**	111,866
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	**141,005**	-	**-**	-
I.C.C.T. Joint Venture	**138,266**	138,569	**-**	-
ITO Joint Venture	**93,098**	101,564	**-**	-
ITD-VIS Joint Venture	**8,976**	2,347	**-**	-
IN Joint Venture	**5,159**	-	**-**	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**1,319**	7,152	**-**	-
Others	**3,547**	6,662	**-**	-
Total	**391,370**	256,294	**-**	-
Trade accounts payable - related parties	**1,399,042**	1,147,009	**1,118,037**	717,278

16. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2004 and 2003 are as following:-

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	**-**	-	**660,983**	423,704
IOT Joint Venture	**-**	-	**-**	150,000
NWR, ITD, CNT & AS Joint Venture	**-**	-	**-**	5,000
Total	**-**	-	**660,983**	578,704
Related companies				
Obayashi Corporation	**237,095**	138,620	**-**	-
Alcatel Cable France	**39,196**	61,254	**-**	-
Takenaka Corporation	**-**	30,000	**-**	-
Others	**6,021**	25,077	**-**	-
Total	**282,312**	254,951	**-**	-
Short-term loans and advances from related parties	**282,312**	254,951	**660,983**	578,504

Significant movements in the short-term loans and advances from related companies balances for the year ended 31 December 2004 are as follows:-

(Unit: Thousand Baht)	31 December 2003	During the year Increase	During the year Decrease	31 December 2004
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	423,704	**237,279**	-	**660,983**
IOT Joint Venture	150,000	-	(150,000)	-
NWR, ITD, CNT & AS Joint Venture	5,000	-	(5,000)	-
Related companies				
Obayashi Corporation	138,620	**98,475**	-	**237,095**
Alcatel Cable France	61,254	-	(22,058)	**39,196**
Takenaka Corporation	30,000	-	(30,000)	-

17. HIRE PURCHASES PAYABLE

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2004**	2003	**2004**	2003
Hire purchases payable	**1,552,244**	1,686,429	**1,549,346**	1,472,153
Less: Current portion	**(404,265)**	(378,794)	**(403,551)**	(289,139)
Net of current portion	**1,147,979**	1,307,635	**1,145,795**	1,183,014

The above hire purchase payables relate to machinery, equipment and vehicles leases with scheduled repayment terms of 2-8 years.

The Company and its subsidiaries have outstanding hire purchase payables in both Baht currency and in the following foreign currencies:-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million)	**2004**	2003	**2004**	2003
Baht	**538**	284	**535**	284
Yen	**2,677**	3,184	**2,677**	3,184
Rupiah	-	45,566	-	-

18. LONG-TERM LOANS

As at 31 December 2004 and 2003, the Company and its subsidiaries have outstanding long-term loans as follows:-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million Baht)	**2004**	2003	**2004**	2003
Long-term loans	**3,510**	1,525	**3,086**	1,328
Less: current portion	**(746)**	(959)	**(703)**	(884)
Net of current portion	**2,764**	566	**2,383**	444

Long-term loan of the Company

During the year 2004, the Company has entered into long-term loan agreements with commercial banks whereby it obtained a Baht facility of Baht 1,272 million, a US Dollar facility of USD 17.25 million and an Indian Rupee facility of INR 870 million, subject to interest not exceeding minimum lending rate. As at 31 December 2004, the Company has drawn down Baht 841 million, USD 0.25 million and INR 825 million (as at 31 December 2004: equivalent to Baht 1,596 million) from these facilities. Parts of long-term loans of the Company were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

Parts of loans are used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks. Such long-term loans were paid in May 2004.

In 2003, the Company has entered into a loan agreement with a financial institution to borrow Baht 440 million, with principal to be repaid quarterly and interest monthly between 2004 and 2009. The loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans. The loan is secured by the building and land of the Company with aggregate net book values of Baht 682 million as at 31 December 2004, as discussed in Note 13.

Long-term loan of the subsidiaries

During the year 2004, two subsidiaries have entered into long-term loans agreements with commercial banks whereby it obtained a Baht facility of Baht 423 million, subject to interest at minimum lending rate. As at 31 December 2004, the subsidiaries have drawn down a total of Baht 422.5 million from this facility. The long-term loans of the subsidiaries are guaranteed by the Company and the mortgage of parts of the land of a subsidiary.

As at 31 December 2003, certain loans of Baht 197 million are two subsidiaries' loans from a bank. The loans carry interest at the rate of MLR and are to be repaid on a monthly basis. The principal loans are repayment during 2004 to 2010.

19. LONG-TERM LOANS FROM RELATED PARTIES

As at 31 December 2004 and 2003, the outstanding balances are as follows:-

	CONSOLIDATED	
(Unit : Thousand Baht)	**2004**	2003
Associated company		
Nature Way Resources Co., Ltd.	-	352,745
Related company		
Others	-	790
	-	353,535

During the first quarter of the current year, Natureway Resources Company Limited (related company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

20. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's earnings for the years 2004 and 2003 after deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the years 2004 and 2003 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

21. SHARE CAPITAL

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.
- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004 respectively.

22. DIVIDEND PAID

On 2 April 2004, the annual general meeting of the Company's shareholders approved the payment of a dividend of Baht 0.50 per share or a total of Baht 186,933,909 for the 373,867,818 ordinary shares held by the Company's shareholders. The dividend was paid to shareholders in April 2004.

23. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows:-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost
Interest on loans	Mutual agree rate

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
(Unit: Million Baht)	**2004**	2003	**2004**	2003
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	7,571	3,517
Purchase of construction materials and services	-	-	688	217
Sale of fixed assets	-	-	45	-
Transactions with associated companies				
Construction services and other income	31	32	21	22
Purchase of construction materials and services	122	129	70	66
Transactions with related companies				
Construction services and other income	4,670	2,466	235	205
Purchase of construction materials and services	913	1,011	537	260
Purchase of equipments	125	-	124	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 December 2004 and 2003 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at December 2004 is equivalent to Baht 470 million) with Bangkok Mass Transit System Public Company Limited, the Company which operates the sky train. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

24. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Number of employees at the end of year	25,187	17,653	22,977	16,105
Employee costs for the year (million Baht)	3,452	2,600	3,005	2,399

25. COST OF CONSTRUCTION WORK

As at 31 December 2004 and 2003, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 97,838 million and Baht 86,620 million, respectively (The Company only: Baht 59,580 million and Baht 52,008 million, respectively).

26. STATUTORY RESERVE

Under the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distributions.

27. GUARANTEES

As at 31 December 2004 and 2003, there were outstanding guarantees of approximately Baht 17,344 million and Baht 14,642 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2004 and 2003, there were guarantees of approximately Baht 7,887 million and Baht 1,544 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

28. COMMITMENTS

28.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 December 2004, the outstanding balance of loans amounted to Baht 2,085 million (2003: Baht 2,707 million).

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

28.2 As at 31 December 2004, the Company and joint ventures had the outstanding major commitment of NTD 3,084 million, Yen 1,405 million, Baht 5,682 million, Euro 1.4 million and USD 0.7 million in respect of subcontracted work (2003: NTD 1,965 million, Yen 2,465 million, Baht 5,078 million and USD 0.6 million).

28.3 As at 31 December 2004 and 2003, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service: -

Currency (Unit: Million)	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	**2004**	2003
Baht	797.6	162.9	193.5	111.3
EURO	1.6	8.7	0.2	7.5
JPY	58.3	377.5	19.8	41.5
USD	22.7	1.3	4.3	1.2
AUD	0.2	-	0.2	-
NTD	5.0	-	5.0	-
INR	39.0	-	39.0	-

28.4 As at 31 December 2004, the Company had outstanding commitment of Baht 889 million in respect of uncalled portion of investments in a subsidiary.

29. CONTINGENT LIABILITIES

Since 2001, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 55 million (2003: Baht 156 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

30. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years 2004 and 2003 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

	CONSOLIDATED									
	For the years ended 31 December 2004 and 2003									
	Local		Overseas		Total		Elimination		Grand total	
(Unit: Million Baht)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	**32,860**	19,337	**1,799**	2,299	**34,659**	21,636	**(4,205)**	(3,716)	**30,454**	17,920
Gross profit	**1,895**	1,346	**256**	549	**2,151**	1,895	-	-	**2,151**	1,895
Loss on exchange									**(109)**	(43)
Other income									**593**	285
Reversal of allowance for loss from investment									-	125
Administrative expenses									**(816)**	(786)
Reversal of provision for inventories obsolescence									-	13
Allowance for doubtful account									**(90)**	(20)
Reversal of amount due to related party forgiveness - net									**212**	-
Loss on impairment of investments									**(113)**	-
Share of profit (loss) from investments accounted for under equity method									**7**	(4)
Interest expenses									**(390)**	(240)
Corporate income tax									**(183)**	(265)
Minority interests									**(45)**	(39)
Net earnings for the year									**1,217**	921

	As at 31 December 2004 and 2003									
	Local		Overseas		Total		Elimination		Grand total	
(Unit: Million Baht)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Property, plant and equipment - net	**10,481**	8,233	**809**	495	**11,290**	8,728	**101**	(1)	**11,391**	8,727
Other assets	**28,914**	18,352	**2,757**	2,115	**31,671**	20,467	**(6,983)**	(3,844)	**24,688**	16,623
Total assets	**39,395**	26,585	**3,566**	2,610	**42,961**	29,195	**(6,882)**	(3,845)	**36,079**	25,350

31. FINANCIAL INSTRUMENTS

31.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

31.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

31.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for account payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 December 2004 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	2	49.119 - 49.42

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2004 which were unhedged.

	CONSOLIDATED (Net)					
	EURO million	USD million	Yen million	Kips million	SGD million	ITL million
Trade accounts payable	0.4	2.5	42.0	-	1.0	-
Trade accounts payable - related parties	0.3	1.0	1.7	-	-	43.0
Hire purchase payables	-	-	2,677.0	-	-	-
Short-term loans from financial institutions	-	0.3	-	-	-	-
Advanced receive from customers under construction contract	-	-	562.0	-	-	-
Assets in foreign currencies	0.7	52.0	4,017.0	777.0	2.0	-
Retention payables	0.3	-	109.0	-	-	-

	THE COMPANY ONLY (Net)				
	Euro million	USD million	Yen million	Kips million	SGD million
Hire purchase payables	-	-	2,677.0	-	-
Short-term loans from financial institutions	-	0.3	-	-	-
Assets in foreign currencies	0.7	52.0	909.0	777.0	1.0

The Company will earn future revenues in foreign currencies in an amount of USD 10 million, Taka 25 million, INR 6,116 million, Peso 662 million, NTD 5,338 million and JPY 4,683 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

31.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

32. SUBSEQUENT EVENT AFTER FINANCIAL STATEMENT DATE

The Company offerred to sell ordinary shares. The details are as follow: -

Offer date	Number of shares	Offer price (Baht per share)	Amount (Baht)	Receipt date
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005.

33. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Business Development Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2003 have been reclassified to conform to the current year's classification, with no effect on previously reported net earnings or shareholders' equity.

34. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's directors.

ITALIAN-THAI DEVELOPMENT PCL.
2034/132-161 Italthai Tower,
New Petchburi Road, Bangkapi,
Huaykwang, Bangkok 10320, Thailand
Tel: +66(0)2716-1600
Fax: +66(0)2716-1488
e-mail: cccs@italian-thai.co.th
http://www.italian-thai.co.th

